8/22

06016180

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Iochpe Maxion

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 23 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3722 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 8/22/06

082-03722

2005 ANNUAL REPORT



IOCHPE-MAXION

CONTENTS

12-31-05
AR/S


MAXION

THE LARGEST DOMESTIC MANUFACTURER OF WHEELS AND CHASSIS FOR COMMERCIAL VEHICLES.

THE LARGEST DOMESTIC MANUFACTURER OF FREIGHT CARS AND RAILWAY CASTINGS.

NET PROFIT OF R$72 MILLION IN 2005, A 42% INCREASE OVER THE PREVIOUS YEAR.

Iochpe-Maxion S.A. is a holding company with two main subsidiaries in the auto parts and railway equipment industries, which together account for nearly 8.6 thousand direct job positions at six manufacturing plants in the states of São Paulo, Minas Gerais, and Rio de Janeiro.

In 2005, Iochpe-Maxion recorded a consolidated net operating revenue of R$1,494 million, an increase of 36% over the previous year. Earnings before interest, taxes, depreciation, and amortization (EBITDA) grew 32% to R$205 million; net profit amounted to R$72 million, an increase of 42% over the R$51 million earned in 2004.

The company's growth strategy includes the constant enhancement of its business portfolio, expansion of production capacity, increasing its export sales, and offering more products and services in synergy with the existing businesses.

MAXION SISTEMAS AUTOMOTIVOS LTDA.
This company operates through two divisions:

Wheel and Chassis Division
This division manufactures (i) steel wheels for trucks, buses and agricultural machinery and (ii) complete chassis, siderails, and cross-members for trucks, buses and light commercial vehicles. In 2005, it remained the leader in these two segments in the domestic market, with a 60% share of the wheel market and a 71% share of the chassis market.

The division's plants are located in Cruzeiro, in the state of São Paulo, and in Resende, in the state of Rio de Janeiro. The division employs 3.1 thousand workers and accounted for 54% of the company's consolidated net operating revenue in 2005.

Automotive Components Division
This division manufactures handbrake levers, pedal sets, latches, and locks, among other components for passenger cars. Its plant is located in the city of Contagem, in the state of Minas Gerais. The division employs 800 workers and accounted for 6% of the company's consolidated net operating revenue in 2005.

AMSTED MAXION FUNDIÇÃO E EQUIPAMENTOS FERROVIÁRIOS S.A.
This is a joint venture between Iochpe-Maxion and Amsted Industries that manufactures railway freight cars, railway wheels, and industrial and railway castings. In 2005 it remained the leader in the domestic railway freight car segment, with nearly 84% of the market; it also remained the leader in the domestic railway castings segment, with nearly 80% of the market. The division has plants in Cruzeiro, Osasco, and Hortolândia, all in the state of São Paulo. With 4.7 thousand employees, the division accounted for 40% of the company's consolidated net operating revenue in 2005.



EXPORT SALES TOTALED US$96 MILLION, AN INCREASE OF 103% OVER 2004.

A PUBLIC COMPANY SINCE 1984, HAVING CURRENTLY COMPANHIA IOCHPE AND BNDESPAR AS JOINT CONTROLLING SHAREHOLDERS.

CORPORATE STRUCTURE


Iochpe-Maxion S.A.
Maxion Componentes Estruturais Ltda.
Amsted Maxion Fundição e Equipamentos Ferroviários S.A.
Maxion Sistemas Automotivos Ltda.
Wheel and Chassis Division
Automotive Components Division

Iochpe-Maxion's products are sold to more than 42 countries on five continents. Key destinations are the United States, Venezuela, Argentina, Canada, and Italy, which together accounted for 80% of the company's exports in 2005. During this period, export sales totaled US$96 million (representing approximately 15% of the company's net operating revenue), an increase of 103% in US dollar terms (61% in local currency terms) over the previous year, when exports totaled US$47 million.

A public company since 1984, Iochpe-Maxion has Companhia Iochpe and BNDES Participações – BNDESPAR as its controlling shareholders, both of which have seats on the Board of Directors. During 2005 Iochpe-Maxion's voting shares rose 6%, while the non-voting shares rose 28%, for a market capitalization of R$901 million at 2005 year-end.







P.5

HIGHLIGHTS



Net Operating Revenue
(R$ million)



374
411
676
1,099
1,494
2001
2002
2003
2004
2005

Exports
(US$ million)



24
24
33
47
96
2001
2002
2003
2004
2005

Gross Profit
(R$ million)



80
87
137
228
289
2001
2002
2003
2004
2005

Gross Margin
(% net operating revenue)



20.2%
20.7%
2001
2002
2003
2004
2005

Earnings before Interest and Taxes – EBIT
(R$ million)



27
36
58
127
178
2001
2002
2003
2004
2005

EBIT Margin
(% net operating revenue)



11.5%
2001
2002
2003
2004
2005

P.6

HIGHLIGHTS



Earnings before Interest, Taxes, Depreciation and Amortization – EBITDA
(R$ million)



58
69
89
156
205
2001
2002
2003
2004
2005

EBITDA Margin
(% net operating revenue)



2001
2002
2003
2004
2005

Net Bank Debt
(R$ million)



65
106
115
102
125
2001
2002
2003
2004
2005

Net Bank Debt/EBITDA ratio
(Index)



1.5
0.6
2001
2002
2003
2004
2005

Net Earnings
(R$ million)



25
(24)
(5)
51
72
2001
2002
2003
2004
2005

Net Operating Revenue – Railway Equipment
(R$ million)



110
120
328
646
1,185
2001
2002
2003
2004
2005

HIGHLIGHTS



Net Operating Revenue – Wheels and Chassis
(R$ million)


208
241
397
626
809
2001
2002
2003
2004
2005

Net Operating Revenue – Automotive Components
(R$ million)


112
110
114
150
92
2001
2002
2003
2004
2005

Export breakdown by Destination
2005


Africa 11%
Middle East/Pacific 1%
Europe 7%
USA 45%
Canada/Mexico 11%
South America 25%

Export breakdown by Product
2005


Railway Equipment 53%
Commercial Vehicle Wheels 37%
Chassis 10%







KEY INDICATORS



Key Indicators	2001	2002	2003	2004	2005
Revenues (R$ million)					
Net Operating Revenue	374	411	676	1,099	1,494
Domestic Market	319	337	575	955	1,263
Export	55	75	101	144	231
Net Operational Revenue from					
Railway Equipment	110	120	328	646	1,185
Commercial Vehicle Wheels	83	114	192	301	346
Chassis	124	127	205	325	463
Automotive Components	112	110	114	150	92
Results (R$ million)					
Gross Profit	80	87	137	228	289
Earnings before Interest and Taxes – EBIT	27	36	58	127	176
Result after Financial Expenses	(14)	(18)	19	94	141
Earnings before Interest, Taxes, Depreciation and Amortization – EBITDA	58	69	89	156	205
Net Earnings	25	(24)	(5)	51	72
Margin (%)					
Gross Margin	21.4	21.1	20.2	20.7	19.3
EBIT Margin	7.3	8.9	8.5	11.5	11.9
Operational Margin	(3.8)	(4.4)	2.9	8.6	9.4
EBITDA Margin	15.5	16.8	13.2	14.2	13.7
Net Margin	6.6	(5.9)	(0.8)	4.6	4.8
Indebtedness and Liquidity (R$ million)					
Gross Bank Debt	230	134	131	176	177
Net Bank Debt	65	106	115	102	125
Cash and Marketable Securities	165	28	16	74	52
Total Assets	517	399	431	631	675
Stockholders' Equity	182	157	152	186	230
Net Bank Debt/EBITDA (ratio)	1.1	1.5	1.3	0.6	0.6
Capital Expenditures	19	37	41	54	84

KEY INDICATORS



Key Indicators	2001	2002	2003	2004	2005
Stock					
Earnings per Share (R$ per share) – adjusted to reverse split of 2005	0.46	(0.45)	(0.10)	0.95	1.36
Market Capitalization (R$ million)	76	61	201	744	901
Stock Trading Volume (R$ thousand/day)	52	26	47	416	443
Dividends (R$ million)	10	-	-	16	28
Dividends per Non-voting Share (R$ per non-voting share – adjusted to reverse split of 2005)	0.17	-	-	0.28	0.55
Additional Data					
Number of Employees	3,132	3,349	4,267	6,069	6,310
Net Operating Revenue per Employee (R$ thousand/employee)	119	123	158	181	237
Exports (US$ million)	24	24	33	47	96
Taxes and Contributions (R$ million)	61	59	71	150	101
Salaries, Benefits and Labor Charges (R$ million)	62	66	105	165	193
Volume of Products Sold					
Commercial Vehicle Wheels (thousand units)	825	935	1,173	1,468	1,486
Railway Wheels (thousand units) [1]	31	30	27	25	19
Railway Freight Cars (units)	717	294	2,028	4,225	6,455
Castings (thousand tons) [1]	10	10	13	24	49

1 Only replacement market. Do not include Railway Wheels and castings used in the assembly of new freight cars.







OPENING MESSAGE: DAN IOSCHPE _ CEO



IN 2005, IOCHPE-MAXION'S CONSOLIDATED NET OPERATING REVENUE TOTALED R$1,494 MILLION, AN INCREASE OF 36% OVER 2004.

IN 2005, NET PROFIT WAS R$72 MILLION, 42% OVER THE 2004 FIGURE

In 2005, Iochpe-Maxion once again presented an evolution of its results. The company's consolidated net operating revenue stood at R$1,494 million, an increase of 36% over 2004. This was driven by strong demand in the Brazilian railway equipment market, rising domestic production of commercial vehicles, and the good performance of export sales.

EBITDA rose 32% over the previous year, to R$205 million. Net profit reached R$72 million, a 42% rise over 2004. Thanks to this result, proposed dividends reached R$28 million, the equivalent of 37% of net profit, with an additional 10% for the non-voting shares.

From an operational perspective, 2005 saw many important advances. The company raised production at its main plants, and increased its workforce by 4%. It also upgraded and expanded its manufacturing plants; the main highlight was the deployment of the new roll-forming chassis and its components manufacturing system, which enabled the Wheel and Chassis Division to offer product and manufacturing process more efficient to each of its customers' needs. In the railway industry in 2005, Amsted Maxion effectively responded to a surge in demand, raising production of railway freight cars by more than 50%. In this regard, during 2005 the company concluded the acquisition of the Hortolândia plant, whose facilities it had leased since the end of 2003, and in which most of the final assembly work of railway cars is done.

During 2005, Iochpe-Maxion made significant achievements concerning corporate governance. The company joined Level 1 of the Differentiated Corporate Governance Practices at the São Paulo Stock Exchange (Bovespa) and was included in ISE, Bovespa's Corporate Sustainability Index. It introduced its Code of Ethics and a whistle-blow procedure enabling anyone to anonymously and confidentially submit any comments regarding accounting and controls directly to the Audit Committee and the Board of Directors. Finally, the Board of Directors established the Audit and Variable Compensation Committees.

A subsequent event regarding the capital market was the secondary public offering of 17.7 million non-voting shares of Iochpe-Maxion in the first quarter of 2006, by BNDES Participações S.A. – BNDESPAR, Fundo de Participação Social – FPS, and Fundo Fator Sinergia – Fundo de Investimento em Ações, that provided a three-fold increase in the free-float of the company's shares.

In 2006 the company plans to (i) continue raising its production capacity, especially in the Wheel and Chassis Division, to make sure it can fully meet its customers demand; (ii) keep increasing export sales, particularly those by Amsted Maxion; and (iii) expand product and service lines, always searching for synergies with the existing businesses.

5 STRATEGY



IOCHPE-MAXION'S STRATEGIC PLANNING INVOLVES GROWING WITH FINANCIAL DISCIPLINE AND CONSTANT ENHANCING ITS BUSINESS PORTFOLIO.

Iochpe-Maxion remains committed to its strategic planning based on growth with financial discipline, and the constant enhancement of its business portfolio.

In this regard, its main guidelines are:

Production capacity growth
Iochpe-Maxion will continue growing production capacity of its main product lines. It will also upgrade products and production processes to provide a comprehensive and unique product offering to its customers, thus strengthening its local leadership and achieving greater penetration in international markets.

International market share growth
Iochpe-Maxion will seek growth in its export sales to reduce exposure in the event of an eventual decrease in domestic demand.

New businesses and products
Iochpe-Maxion will increase its offering of products and services, always in synergy with existing businesses. This will allow the company to accelerate its growth without moving too far away from the industries, processes, and activities in which the company has effective expertise.







6 MARKETS



DURING 2005, GROWTH OF DOMESTIC COMMERCIAL VEHICLE PRODUCTION WAS FUELED BY EXPORT SALES.

THE RAILWAY EQUIPMENT SEGMENT ENJOYED ANOTHER YEAR OF SOLID GROWTH.

DOMESTIC MARKET
In 2005, Iochpe-Maxion's key markets grew well above the rest of the economy. Production of the commercial vehicle segment was fueled by automakers' export sales, notwithstanding the adverse effects of the appreciation of the local currency (R$) against the US dollar. The only exception was the agricultural machinery industry, in which production dropped from 2004 to 2005. This resulted from shrinking domestic demand, a consequence of lower grain commodity prices, the appreciation of the local currency, and adverse weather conditions in the country's southern region.

The passenger car production also grew, again driven by automakers' export sales. The table below depicts Brazilian production and export of vehicles and agricultural machinery for the periods shown.

In thousand units, except variation

	Brazilian Production			Exports		
Segment	2005	2004	Variation 05/04 (%)	2005	2004	Variation 05/04 (%)
Passenger Cars	1,931	1,757	10%	606	497	22%
Light Commercials	366	318	15%	156	114	37%
Trucks	116	107	9%	37	25	46%
Buses	35	29	23%	19	[illegible]	[illegible]
Total Vehicles	2,448	2,210	11%	818	650	26%
Agricultural Machinery	53	69	(24%)	31	31	(1%)

Source: Anfavea

Boosted by growing logistic activity of commodities exports, mainly iron ore, steel products and grain products, during 2005 the Brazilian railway equipment market recorded the best figures in its history.

It is worth mentioning the domestic demand for railway freight cars, which totaled 7.3 thousand units, a 29% increase over 2004. The table below shows domestic demand for railway equipments according to segment, for the periods shown:

Segment	2005	2004	Variation 05/04 (%)
Freight Cars (units)	7,270	5,642	29%
Railway Castings (metric tons)	5,100	3,386	51%
Railway Wheels (units)	48,231	41,595	16%

Source: Amsted Maxion estimates



IN 2005, EXPORTS TOTALED US$96 MILLION, AN INCREASE OF 103% IN US DOLLAR TERMS OVER THE PREVIOUS YEAR.

EXPORTS

In light of a strong local currency appreciation throughout 2005, Iochpe-Maxion focused on its products' price/cost ratio, and on offering more competitive products to preserve the healthy growth of exports. Thanks to this focus, exports totaled US$96 million – 103% above the 2004 figure in US dollar (61% in R$) – and accounted for 15% of the company's consolidated net operating revenue. Railway equipment enjoyed the best growth in US dollar terms, 238% over 2004, and accounted for 53% of consolidated exports. The United States, Europe, South America, Africa and the Middle East were the main export destinations for Iochpe-Maxion's products.









THE WHEEL AND CHASSIS DIVISION CONSOLIDATED NET OPERATING REVENUES TOTALED R$809 MILLION, A 29% INCREASE OVER THE PREVIOUS YEAR.

IN 2005, THE AUTOMOTIVE COMPONENTS DIVISION HAD A NET OPERATING REVENUE OF R$92 MILLION, A 38% DECREASE OVER THE PREVIOUS YEAR.

MAXION SISTEMAS AUTOMOTIVOS

Maxion Sistemas Automotivos has two divisions: the Wheel and Chassis Division and the Automotive Components Division.

WHEEL AND CHASSIS DIVISION

Thanks to rising domestic production of commercial vehicles – mainly trucks, buses and light commercials – and driven by automakers' growing exports, the Wheel and Chassis Division again produced positive figures in 2005. Compared with 2004, net operating revenue increased 29%, totaling R$809 million, which represents 54% of Iochpe-Maxion's consolidated net operating revenue.

The Chassis segment – which includes other stamped parts – accounted for 57% of this division's revenue (52% in 2004), and presented a net operating revenue of R$463 million. This ensured the division a 71% share of the domestic market within this segment. The Wheel segment – including wheels for commercial vehicles, agricultural machinery and off-road applications – showed a net operating revenue of R$346 million and accounted for 43% of the division's revenue (48% in 2004). This represented an increase of 15% over the previous year, and ensured the division a 60% share of the domestic market within this segment.

Exports of the Wheel and Chassis Division totaled US$45 million in 2005, an increase of 39% in US Dollars (9% in Reais) over the previous year, and accounted for 13% of the division's revenue. Exports of the Chassis segment were destined mainly to the USA; on the other hand, because of the global market for replacement parts, exports of the Wheel segment extended to more than 40 countries, among them the USA, Mexico, Italy, and Argentina.

Throughout 2005 the Wheel and Chassis Division continued incorporating new technologies and innovations into its production process. This sharpened the division's competitiveness and helped its plants provide ideal solutions to its customers' needs. The highlight in the Chassis segment was the deployment of the roll-forming siderail-shaping system. The Wheel segment expanded its use of automation and robots in the production of wheels for tubeless tires, adding quality and reliability to the production process.

Concerning new contracts firmed in 2005, a highlight was that for the supply of siderails and stamped components for the Humvee vehicle, manufactured by AM General, which should add another R$20 million in annual revenues to the division. Another highlight was the stamped parts supply agreement with DaimlerChrysler, a contract amounting to R$32 million per year.

AUTOMOTIVE COMPONENTS DIVISION

In 2005, net operating revenue of the Automotive Components Division was R$92 million, a decrease of 38% over 2004. This is a direct result of the September 2004 sale of assets related to the production of window raiser mechanisms, which accounted for 50% of net operating revenue that year. Hence, the division's share in Iochpe-Maxion's consolidated net operating revenue also dropped, from 14% in 2004 to 6% in 2005.

7 SUBSIDIARY AND JOINT VENTURE



IN 2005, AMSTED MAXION'S NET OPERATING REVENUE TOTALED R$1,185 MILLION, AN INCREASE OF 84% OVER THE R$646 MILLION RECORDED IN 2004.

THE GOOD RESULTS REFLECT A RECORD DEMAND FOR RAILWAY FREIGHT CARS AND GROWING EXPORT SALES OF RAILWAY AND INDUSTRIAL CASTINGS.

AMSTED MAXION FUNDIÇÃO E EQUIPAMENTOS FERROVIÁRIOS S.A.
A joint venture between Iochpe-Maxion and Amsted Industries, Amsted Maxion once again recorded good results in 2005. Net operating revenue totaled R$1,185 million, a 84% rise over the R$646 million recorded in 2004, representing 40% of Iochpe-Maxion's consolidated net operating revenue.
This growth has two main drivers. The first is the record demand for railway freight cars in the domestic market, the result of growing logistic activity of commodities exports, mainly iron ore and grain products. The second is rising exports of industrial and railway castings, mainly to the US market. In 2005 Amsted Maxion's exports totaled US$102 million, an increase of 232% in US dollar terms (178% in local currency terms), and represented 21% of its net operating revenue.

During 2005, even in face of more aggressive competition, Amsted Maxion held on to its outstanding domestic market share, which accounted for nearly 84% of railway freight car sales, 80% of railway castings sales, and 42% of industrial castings sales. The company's share in the domestic railway wheel market, which stood at 40% in 2004, dropped to 16% in 2005, because of the company decision to direct most of its railway wheel production to the assembly of its railway freight cars.

Throughout 2005 Amsted Maxion continued investing in upgrading and expanding its manufacturing plants and in enhancing its products and processes. In this regard, an important highlight was the acquisition of the Hortolândia plant, which was previously leased.

Regarding new supply contracts, Amsted Maxion had an order book of 3,081 railway freight cars sold by the end of 2005 and scheduled for delivery during 2006. This represents revenues of close to R$600 million.





8 COMPETITIVE EDGE



IOCHPE-MAXION PRIORITIZES INVESTMENTS THAT ENABLE ADEQUATE FINANCIAL RETURNS AND DO NOT JEOPARDIZE THE COMPANY'S CAPITAL STRUCTURE.

FOCUS ON SEGMENTS WITH GROWTH POTENTIAL.

Overtime, Iochpe-Maxion has been building significant competitive advantages that help the company achieve superior results and create value. This has been clearly recognized by the market and those who, directly or indirectly, interact with the company.

Among these, we can highlight the following:

Financial discipline in capital expenditures
Iochpe-Maxion prioritizes investments that enable adequate financial returns and which do not jeopardize the company's capital structure. This belief is already part of the culture of the company, its staff and management, allowing a constant flow of ideas, projects, and solutions in line with this concept.

Brand recognition
The Maxion brand is increasingly considered a benchmark in its industries and is associated with such attributes as competitiveness, quality, punctuality, and reliability.

Long-term contractual relationships
Iochpe-Maxion believes in long-term commercial relationships. This belief is evidenced by the degree of involvement and interaction the company has with most of its customers, in Brazil and abroad.

Leading position in most of the Brazilian markets in which it is active
Iochpe-Maxion is the undisputed leader in industries that represent the greatest share of its net operating revenue, such as that of wheels and chassis for commercial vehicles, railway freight cars, and railway castings. This leadership helps the company achieve important economies of scale, which represent an important competitive edge.

Focus on segments with growth potential
Iochpe-Maxion plays an important role in the road and railway logistics industries, which have been growing at rates above that of the country's GDP. These industries still have above-average growth potential because of expansion and upgrading of the country's roads and railways, and the need to expand and renew the domestic fleets to meet increasing freight demand.



OVERTIME IOCHPE-MAXION HAS ESTABLISHED IMPORTANT PARTNERSHIPS WITH TECHNOLOGY LEADERS.

THE QUALITY OF IOCHPE-MAXION'S PRODUCTS AND PROCESSES IS ACKNOWLEDGED AND CERTIFIED WORLDWIDE BY GOVERNMENTAL AND INDEPENDENT ENTITIES

Partnerships and technology

Overtime Iochpe-Maxion has established important partnerships with technology leaders in its various industries. One of the most important is the Amsted Maxion joint venture with Amsted Industries, the largest US manufacturer of railway castings and leader in the development of technologies, processes, and products in this industry. Thanks to this partnership, Iochpe-Maxion has access to not only new production techniques, but also to differentiated projects. Amsted Maxion has a detailed and comprehensive digital modeling of the national railway grid. This enables the company to perform specific simulations, and thus achieve efficiency gains, security, cost-cutting and time optimization in the delivery of its projects.

Competitive cost

Iochpe-Maxion's focus on technology and its modern and updated manufacturing plants enables it to readily meet domestic market demand and export its products efficiently and competitively. Competitive production costs also result from managing the supply chain and specializing in some key processes and raw materials, such as steel. Innovative techniques and equipment give the company the necessary flexibility to address specific needs, delivering fast results at competitive costs.

Quality

The quality of Iochpe-Maxion's products and processes is acknowledged and certified worldwide by several governmental and independent entities. The company is a certified supplier of the most important automakers and railway operators, a feature that helps it address new opportunities worldwide.

Main certifications

- Maxion Sistemas Automotivos – Wheel and Chassis Division: ISO/TS 16949, ISO 14001 and OHSAS 18000, all certified by Bureau Veritas Quality International (BVQI).
- Maxion Sistemas Automotivos – Automotive Components Division: ISO/TS 16494, certified by Bureau Veritas Quality International (BVQI).
- Amsted Maxion: ISO 9001, certified by Lloyd's Register and the American Association of Railways (AAR) – M1003, certified by IQC, Inc.

Training

Iochpe-Maxion's growth and its increasing net operating revenue and EBITDA are made possible through the company's concern with the constant training and update of its technical and administrative staff. In 2005 Iochpe-Maxion invested more than R$2 million in training programs.

Acknowledgement

In 2005, Iochpe-Maxion's commitment to quality, competitiveness and efficiency earned it awards from customers such as DaimlerChrysler, Volkswagen, Toyota and Ford.



STATEMENTS OF CASH FLOWS – INDIRECT METHOD
Years ended December 31, 2005 and 2004
(In thousands of Reais)

	Consolidated	
	2005	2004
Cash flows from operating activities		
Net income for the year	72,131	50,826
Adjustments to reconcile net income to net cash operating activities		
Depreciation and amortization	27,119	26,744
Deferred taxes – Current and noncurrent assets	5,382	7,412
Amortization of goodwill	-	2,016
Residual cost on disposal of fixed assets	784	24,393
Equity in net income of subsidiaries	-	-
Interest on shareholders' equity and dividends from subsidiaries		
Received in current year	-	-
Receivable	-	-
Changes in assets and liabilities		
Increase in accounts receivable	(27,865)	(58,276)
Decrease (increase) in inventories	9,448	(75,420)
(Decrease) increase in accounts payable to suppliers	(1,748)	30,572
Decrease (increase) in other accounts receivable, taxes recoverable and remaining accounts	3,460	(11,297)
(Decrease) increase in other accounts payable, provisions and remaining accounts	(19,460)	98,335
(Decrease) increase in income and social contribution taxes	(6,264)	9,426
Net cash provided by operating activities	60,987	104,731
Cash flows from investment activities		
Acquisition of property, plant and equipment	(84,011)	(54,314)
Net cash used in investment activities	(84,011)	(54,314)
Cash flows from financing activities		
Loans	305,241	251,679
Loans/debentures payments	(289,928)	(222,690)
Interest paid – loans/debentures	(14,253)	(18,133)
Net cash provided by (used in) financing activities	1,060	10,856
(Decrease) increase in cash and cash equivalents	(21,964)	61,273
At beginning of year	73,926	12,653
At end of year	51,962	73,926
(Decrease) increase in cash and cash equivalents	(21,964)	61,273



STATEMENTS OF VALUE ADDED
Years ended December 31, 2005 and 2004
(In thousands of Reais)

	Consolidated 2005	Consolidated 2004
Income (expenses)		
Sales of goods and services rendered	1,814,386	1,315,664
Provision for doubtful accounts – (increase) reversal	(1,328)	2,777
Nonoperating result	(20,272)	(20,570)
	1,792,786	1,297,871
Inputs acquired from third parties (including ICMS and IPI Taxes)		
Raw materials consumed	1,066,512	606,190
Cost of goods sold and services rendered	148,599	177,160
Materials, power, third parties services and others	142,407	84,072
	1,357,518	867,422
Gross added value	435,268	430,449
Retentions		
Depreciation and amortization	(27,119)	(26,744)
Amortization of goodwill	-	(2,016)
(Reduced) added value (consumed by) produced by the Company and its subsidiaries	408,149	401,689
Transferred added value		
Equity in net income of subsidiaries	-	-
Financial income	3,616	7,360
	3,616	7,360
Total added value to be distributed	411,765	409,049
Distribution of added value		
Employees		
Payroll and related charges	177,543	151,893
Workers' participation	15,425	13,185
Taxes		
Federal	118,747	153,454
State	(17,955)	(7,781)
Municipal	277	4,004
Financiers		
Interest	40,734	39,938
Rental	4,854	3,530
Interest on shareholders' equity and dividends	28,442	16,118
Legal reserve	3,607	2,044
Statutory reserve for investment and working capital	40,091	22,726
Compensation of accumulated losses	-	9,938
	411,765	409,049



NET OPERATING REVENUE BREAKDOWN
Net operating revenue by company, division, and segment (R$ million, except variation)

	2005			2004			Var. 05/04 (%)		
		Market			Market			Market	
	Domestic	Export	Total	Domestic	Export	Total	Domestic	Export	Total
Maxion Sistemas Automotivos									
Wheel and Chassis Division	701	108	809	526	100	626	33%	9%	29%
Chassis/Siderails/ Stamped Parts	440	23	463	299	26	325	47%	(11%)	43%
Commercial Vehicle, Agricultural Machinery and Off-Road Wheels	261	85	346	228	73	301	14%	16%	15%
Automotive Components Division	91	1	92	149	1	150	(38%)	0%	(38%)
Amsted Maxion Fundição e Equip. Ferroviários	940	245	1,185	557	88	645	69%	178%	84%
Railway Freight Cars and Boogies	841	66	907	490	2	492	72%	3,200%	84%
Railway Wheels	11	13	24	16	9	25	(31%)	44%	(4%)
Railway/Industrial/ Truck Castings	88	166	254	52	77	129	69%	116%	97%
(-) Consolidation Adjustments	(470)	(122)	(592)	(279)	(44)	(323)			
Iochpe-Maxion – Consolidated	1,263	231	1,494	955	144	1,099	32%	61%	36%

Net operating revenue breakdown by sector (R$ million, except variation)

Industry	2005	2004	Var. 05/04 (%)
Automakers in Brazil	793	676	17%
- buses, trucks, light commercials and agricultural machinery	702	52	33%
- passenger cars	91	149	(38%)
Brazilian railway operators	470	279	69%
Exports	231	144	61%
Iochpe-Maxion – consolidated figures	1,494	1,099	36%



NET REVENUE BREAKDOWN (cont'd)

Volume of products sold

Units sold	2005	2004	Var. 05/04 (%)
Wheels for Commercial Vehicles (thousand units)	1,486	1,468	1%
Railway Wheels (thousand units) [1]	18.7	24.5	(24%)
Railway Freight Cars (units)	6,455	4,225	53%
Railway Castings (thousand tons) [1]	49.1	24.1	104%

[1] Only replacement market: do not include railway wheels and castings used in the assembly of new freight cars.

Domestic market share

Companies	2005	2004
Maxion Sistemas Automotivos		
Chassis, Siderails and Stamped Parts	71%	69%
Commercial Vehicle, Agricultural Machinery and Off-Road Wheels	60%	57%
Amsted Maxion Fund. e Equip. Ferrov.		
Freight Cars and Boogies	84%	74%
Railway Wheels	16%	40%
Railway Castings	80%	80%
Industrial Castings	42%	50%









CONSOLIDATED NET OPERATING REVENUE TOTALED R$1,494 MILLION IN 2005, A 36% RISE OVER THE PREVIOUS YEAR.

GROSS PROFIT OF R$289 MILLION, A 27% INCREASE OVER 2004.

COMPARING 2005 AND 2004 RESULTS

Consolidated net operating revenue

Consolidated net operating revenue totaled R$1,494 million in 2005, a 36% increase over the R$1,099 million showed during the previous year. This performance was the result of rising exports of railway equipment and industrial castings, higher domestic sales of railway equipments, and greater Brazilian production of commercial vehicles, driven mainly by automakers' exports.

Cost of goods sold

In 2005, the cost of goods sold was R$1,205 million (80.7% of consolidated net operating revenue), a 38% increase over the R$871 million recorded during the previous year (79.3% of consolidated net operating revenue). The main driver behind this growth was the increase in the volume of wheels, chassis, freight cars and railway equipment sold, and the corresponding increase in the amount of raw materials consumed. The graphics below depicts the main items share on the cost of products sold, for the periods shown.

Cost of goods sold

2005


Depreciation, amortization and maintenance expenses 6%
Wages 16%
Raw materials 78%

2004


Depreciation, amortization and maintenance expenses 6%
Wages 20%
Raw materials 74%

Gross profit

In 2005, gross profit totaled R$289 million, a 27% increase over the same period in 2004, when the gross profit was R$228 million. The gross margin amounted to 19.3% in 2005, against 20.7% in 2004. This decrease is mainly the result of decreased margins in exports, caused by the appreciation of the local currency (R$) against the US dollar. Whereas in 2004 the average exchange rate was R$2.92 to US$1.00, in 2005 this figure was R$2.43 to US$1.00.

Operating expenses

In 2005, operating expenses totaled R$111 million, an increase of 10% over 2004, when operating expenses totaled R$101 million. Operating expenses represented 7.4% of net operating revenue in 2005, against 9.2% the previous year. The decrease in the ratio between operating expenses and net operating revenue is attributable mainly to the absorption of sales growth by the fixed expenses. The rise in operating expenses value results from the growth in sales, increasing the sales expenses, and from wage increases following union collective agreements. The graphics below depicts the main items comprising operating expenses for the periods shown.

Operating expenses

2005


Royalties 5%
Commissions 12%
Other 31%
Wages 23%
Freight 29%

2004


Royalties 5%
Commissions 7%
Other 38%
Wages 21%
Freight 29%



IN 2005, NET PROFIT WAS R$72 MILLION. AN INCREASE OF 42% OVER THE R$51 MILLION EARNED IN 2004.

COMPARING 2005 AND 2004 RESULTS
(BNM&)

Other operating expenses amounted to R$2 million in 2005, compared to the R$7 million recorded in 2004. In both years this item consisted mainly of additional provisions for tax litigation.

Earnings before interest and taxes (EBIT)
In 2005, EBIT totaled R$178 million (11.9% of consolidated net operating revenue), compared with R$127 million in the previous year (11.5% of consolidated net operating revenue). Please see explanations for this growth in the "Gross profit" and "Operating expenses" sections.

Net financial expenses
In 2005, net financial expenses totaled R$37 million, a 14% increase over 2004, when net financial expenses were R$33 million. This increase is the result of higher net bank debt, which went from R$102 million in December 2004 to R$125 million in December 2005.

Non-operating result
Non-operating result was negative in the amount of R$20 million in 2005, against a negative in the amount of R$20.6 million in 2004.

Income tax and social contribution
In 2005, income tax and social contribution amounted to R$48 million, a 112% increase over 2004, when these taxes totaled R$23 million. Income tax and social contribution in 2004 were reduced by R$14 million, following the constitution of deferred income tax and the use of tax losses resulting from corporate restructuring during the third quarter of that year.

Net earnings
In 2005, net earnings amounted to R$72 million, an increase of 42% over the R$51 million showed in 2004.

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AND AMORTIZATION (EBITDA)
The table below depicts the EBITDA breakdown for the periods shown.

	2005	2004	Var. (%)
Net profit (loss)	72.1	50.8	42%
Income tax and social contribution	48.0	22.7	111%
Non-operating result	20.3	20.6	(1%)
Net financial expenses	37.1	32.6	14%
Depreciation and amortization	27.1	26.7	2%
Goodwill amortization	-	2.0	-
EBITDA	**204.7**	**155.5**	**32%**



EBITDA REACHED R$205 MILLION, AN INCREASE OF 25% OVER THE PREVIOUS YEAR.

COMPARING 2005 AND 2004 RESULTS
(BNM&)

In 2005, EBITDA totaled R$205 million, an increase of 32% over the R$156 million recorded the previous year. The EBITDA margin was 13.7% in 2005, less than the 14.2% recorded in 2004. The main reason for this drop was the decrease in export profitability, as explained in the "Gross profit" section above.

Cash flow – 2005

a) Operating activities
Cash generated by operating activities totaled R$61 million in 2005, reduced in the amount of R$44 million by growth on working capital needs, the result of rising net operating revenue, exports, and declining customer advance payments. In 2004 cash generated by operating activities totaled R$105 million, reduced in the amount of R$7 million by working capital needs.

b) Investment activities
Cash used in investment activities totaled R$84 million in 2005, against R$54 million in 2004. These funds were used mainly for acquisition of machinery, equipment, and facilities, designed to upgrade and expand production capacity. It also included the acquisition of the property and industrial facilities at the Hortolândia railway freight car assembly plant, which had been leased previously.

c) Financing activities
Cash generated by financing activities totaled R$1 million in 2005, against R$11 million generated in 2004. Dividends paid represented R$16 million in 2005. The company did not pay dividends in 2004. Amortization of the principal, and payment of interest on loans and debentures totaled R$304 million in 2005, against R$240 million in 2004. The company received new loans amounting to R$305 million in 2005, against R$252 million in 2004.







LIQUIDITY AND INDEBTEDNESS



CONSOLIDATED NET BANK DEBT TOTALED R$125 MILLION IN DECEMBER 2005. THE RATIO BETWEEN THIS FIGURE AND EBITDA STOOD AT 0.6X IN 2005, THE SAME AS IN 2004.

Cash and marketable securities at the end of 2005 reached R$52 million, all in the short term. Dollar-denominated cash and marketable securities represented about 9% of such amount at this date.

Consolidated gross bank debt at the end of 2005 totaled R$177 million, with R$79 million over the short term and R$98 million over the long term. The main denomination of this debt are the long-term interest rate (TJLP), which accounted for 64% of total gross value, followed by the US dollar at 33%, and IGP-M (general inflation index) at 3%.

Consolidated net bank debt rose from R$102 million in December 2004 to R$125 million in December 2005 (please see the "Cash flow" section for the reasons behind this growth). The ratio between this figure and EBITDA stood at 0.6x in 2005, the same recorded in 2004. Consolidated net bank debt position at the end of 2005 was reduced in R$33 million (as opposed to R$43 million at the end of 2004), due to customers advances on railway freight car sales agreements to be delivered in the subsequent year.







RISK MANAGEMENT



IOCHPE-MAXION PREPARES PERIODICAL REPORTS WITH METRICS ON KEY RISK FACTORS.

During 2005, to enhance its risk management process, and mitigate any possible impact on the company's production, operational and financial structure, Iochpe-Maxion commissioned a study prepared by one of the country's most important consulting companies. One of the decisions that followed this study was the preparation of periodical reports, with metrics on key risk factors. These reports are submitted to Iochpe-Maxion's Board of Directors for new assessments and adjustments, based on suitable risk parameters defined by the company.

FINANCIAL RISKS

Indebtedness level

Iochpe-Maxion tracks its debt amount monthly. It establishes parameters to mitigate risks during market stress situations and at the same time to adjust the amount of debt to cash flow generation.

Average maturity of bank debt

The company tracks the average maturity of its bank debt on a monthly basis. To mitigate risks and negative impacts on its financial structure, Iochpe-Maxion establishes parameters for bank debt maturities, taking into consideration a suitable relation between interest rates and maturities.

Foreign exchange exposure

Iochpe-Maxion seeks to reduce its exposure to the foreign exchange, since the local currency (R$) is predominant in the company's transactions. Consequently, debt denominated in foreign currency is matched with hedge operations, whenever possible. If this is not feasible, debts are backed by exports. To track foreign exchange exposure, Iochpe-Maxion applies the basic metrics of setting a ceiling for dollar-denominated debt based on the number of months of the balance between exports and imports. This is monitored monthly.

Ratio between payroll and net operating revenues

Any increases in costs resulting from payroll rises, especially those associated with union collective agreements, cannot be easily passed on to the final price of the products sold. To address this situation, Iochpe-Maxion tracks this ratio monthly and takes action to raise productivity. This work includes:

- Management tools;
- Employees' suggestion programs on improvements, with rewards;
- Enhancement of processes and elimination of production bottlenecks;
- Investments in automation;
- Absorption of fixed costs and gains on economies of scale through volume production growth.



DEMAND FOR PRODUCTS MANUFACTURED BY IOCHPE-MAXION IS DEPENDENT ON A GENERAL PERCEPTION OF THE NATION'S ECONOMIC ENVIRONMENT.

Economic scenario

Demand for products manufactured by Iochpe-Maxion is also dependent on a general perception of the nation's economic environment. Variations in the country's GDP affect the transport industry and, consequently, the railway equipment and the truck and light commercial vehicle chassis and wheels industries, as well as the pace at which the automobile and bus fleets are upgraded.

COMMERCIAL RISKS

Competition and price pressure

The constant capital expenditure policy aims to keep the company technologically up-to-date and in line with market demands, and to produce quality products more efficiently. This practice has successfully met the challenge of helping Iochpe-Maxion face a highly competitive environment and ensure company growth.

Customers concentration

Iochpe-Maxion has been focusing its efforts on diversifying its export portfolio and on seeking opportunities in new markets. At the same time, the company's strategic planning identifies business opportunities that can be exploited in the face of sudden business contracts terminations. Work on these two fronts seeks to minimize the impact of any reduction in volumes caused by fluctuations in the demands of major customers.









2005 DECLARED DIVIDENDS REACHED R$28 MILLION, A 75% GROWTH OVER 2004.

OUR STOCK AS AN INVESTMENT

Iochpe-Maxion's non-voting shares closed the year at R$19.00, a 28% increase over the previous year, whereas voting shares rose 6% closing the year at R$12.98. During this same period, the IBR-X, the index of the 100 most traded stocks on Bovespa, increased by 37%. At 2005 year-end, Iochpe-Maxion's market capitalization totaled R$901 million, book value per share was R$4.32, and the ratio between the price of a non-voting share and net income per share stood at 14x.

In 2005, the average daily trading of Iochpe-Maxion shares on the São Paulo Stock Exchange (Bovespa: MYPK3 and MYPK4) was R$443 thousand (against R$416 thousand in 2004). The average daily number of trades was 18 (against 23 in 2004).

2005 declared dividends amounted to R$28 million (R$16 million in 2004), or R$0.501355109 per voting share and R$0.551490620 per non-voting share, a 3.86% and 2.90% yield, respectively, based on each share prices at the end of 2005. Iochpe-Maxion's bylaws foresee dividends of at least 37% of net profit (less eventual accumulated losses from previous years), with each non-voting share receiving an additional 10% when compared to each voting share.

Declared Dividends
(R$ million)



10
16
28
2001
2002
2003
2004
2005

Dividends per Voting Share
(R$ per voting share – adjusted to reverse split)



0.19
0.31
0.50
2001
2002
2003
2004
2005

Dividends per Non-voting Share
(R$ per non-voting share – adjusted to reverse split)



0.17
0.28
0.55
2001
2002
2003
2004
2005



Daily Traded Volume
(R$ thousand/day)


52
26
47
416
443
2001 2002 2003 2004 2005

Daily Number of Trades
(trades/day)


7
3
5
23
18
2001 2002 2003 2004 2005

Non-voting Shares (MYPK4 x IBR-X)
2001 = 100


100
100
106
177
189
246
335
2001 2002 2003 2004 2005
..... MYPK4
___ IBR-X

Voting Shares (MYPK3 x IBR-X)
2001 = 100


100
106
77
139
246
336
2001 2002 2003 2004 2005
..... MYPK3
___ IBR-X

Market Capitalization
(R$ million)


76
61
201
744
901
2001 2002 2003 2004 2005



Price/Book Value
(Ratio)


33%
33%
132%
475%
496%
2001 2002 2003 2004 2005

Price/Earnings
(Ratio)


3.1
14.7
12.5
2001 2002 2003 2004 2005

Enterprise Value (*)/EBITDA
(Ratio)


2.4
2.4
3.5
5.4
5.0
2001 2002 2003 2004 2005

(*) Enterprise Value =
Market Capitalization + Net Bank Debt









IN 2005, IOCHPE-MAXION JOINED LEVEL 1 OF DIFFERENTIATED CORPORATE GOVERNANCE PRACTICES OF THE SÃO PAULO STOCK EXCHANGE – BOVESPA.

IOCHPE-MAXION IS PART OF BOVESPA'S NEW CORPORATE SUSTAINABILITY INDEX (ISE).

Iochpe-Maxion's corporate governance standards are in line with the best Brazilian and international practices. This implies the use of clear guidelines in the company's conduct, at levels above those demanded by the law or market regulators. These initiatives aim to strengthen the company's commitment to transparency, equitable dealing with stockholders, accountability before stockholders, and corporate responsibility.

Iochpe-Maxion practices and values the principles that ensure fair and equal treatment of all those who are directly or indirectly related to the company. In 2005, it joined Level 1 of Differentiated Corporate Practices of the São Paulo Stock Exchange – Bovespa. This will represent an increase in the demand for standards of transparency and liquidity, and represents a commitment to continuous improvement of the company's governance.

Other initiatives were taken to this effect during 2005. These included Iochpe-Maxion's Code of Ethics, which sets down the principles for the company's relationship with customers, suppliers, creditors and stockholders, among other stakeholders; the establishment of the Audit Committee and the Variable Compensation Committee to advise the Board of Directors; and the implementation of the whistle blow policy procedures for any comments related to accounting and control aspects, which enable anyone to anonymously and confidentially submit information to the Board of Directors's Audit Committee.

CORPORATE SUSTAINABILITY INDEX

Iochpe-Maxion's shares (MYPK4-PN) were selected to comprise the Corporate Sustainability Index (ISE), created by Bovespa in 2005 and which is based on studies conducted by an advisory council that includes four basic criteria: corporate governance, financial performance, social commitment and environmental goals. ISE was especially created as a stock index of socially responsible investment, one which would encourage sound practices among the Brazilian business community. The 28 companies and 34 shares selected to comprise the ISE are considered socially responsible, sustainable and profitable, able to create long-term value for their stockholders, and address economic, social, and environmental risks.

DISCLOSURE POLICY

During 2005, Iochpe-Maxion held four quarterly meetings with the financial community to communicate the company's results. These meetings were aimed at the disclosure of accurate and quality information, and a constructive, close, and participative dialogue with various audiences comprising the capital market. For the sixth consecutive year, the company held a meeting in São Paulo with representatives of the Association of Investment Analysts and Professionals of the Capital Market (APIMEC). This event earned Iochpe-Maxion the Silver Seal, awarded by this association.

In addition to taking part in conferences and meetings at the invitation of banks and brokers, during 2005, Iochpe-Maxion also conducted road shows at the main financial centers in Brazil, Europe, and the USA.

To ensure transparency, reliability, speed and equal disclosure of company data and information, Iochpe-Maxion adopts a Disclosure Policy for any information which can affect the price of its securities and investors' decisions in buying, selling, and retaining company stock.



IOCHPE-MAXION'S DISCLOSURE POLICY ENSURES TRANSPARENCY, RELIABILITY, SPEED AND EQUAL DISCLOSURE OF COMPANY DATA AND INFORMATION.

THE BOARD OF DIRECTORS IS A COLLEGIATE DECISION ORGAN, WHICH SETS DOWN GENERAL BUSINESS POLICIES AND GUIDELINES, INCLUDING LONG-TERM STRATEGIES.

From a practical standpoint, one of the most important tools underscoring this commitment is the company's investor relations website, at www.iochpe-maxion.com.br. This website is constantly upgraded and updated, and provides press releases, annual reports, material facts, presentations, and financial statements.

BOARD OF DIRECTORS

According to the company's bylaws, Iochpe-Maxion's Board of Directors consists of eight members, elected for a one-year renewable term. One of the seats is occupied by an independent board member, chosen by non-controlling non-voting stockholders from a shortlist of three names presented by the controlling stockholders. The Board of Directors is a collegiate decision organ, which sets down general business policies and guidelines, including long-term strategies. The members meet monthly on an ordinary basis or whenever they are extraordinarily summoned. Current members of Iochpe-Maxion's Board of Directors are:

Ivoncy Brochmann Ioschpe

Chairman of the Board and a member appointed by Companhia Iochpe; he is 65 years old and an economics graduate from the Rio Grande do Sul Federal University. He is a member and former president of the Industrial Studies and Development Institute (IEDI), and a member of the Business and Trade Development Council of the Foreign Relations Ministry of Brazil. He has been an Iochpe-Maxion board member since 1984.

Caio Marcio de Ávila Martins Pinhão

A member appointed by BNDESPAR, he is 49 years old and holds a mining technology engineering degree from Rio de Janeiro Federal University and a master's degree in energy planning from COPPE from the same school. He has been at BNDES since 1993 and is currently manager of the Planning Area Priority Department. He has been an Iochpe-Maxion board member since 2003.

Clayton Crystallino da Rocha

A board member appointed by BNDESPAR, he is 54 years old and an accountant. He has been at BNDES since 1982 and is currently manager of the Capital Market Area Monitoring Department. He is also a board member at Tupy. He was a member of the Board of Ferronorte/Ferroban and Companhia Petrolífera Marlin. He has been an Iochpe-Maxion board member since 2003.

Daniel Ioschpe

A board member appointed by Companhia Iochpe; he is 67 years old and an engineering graduate from the Rio Grande do Sul Federal University. He has been an Iochpe-Maxion board member since 1984.

Mauro Knijnik

Appointed by non-controlling stockholders from a shortlist of three names submitted by the controlling stockholders. He is 65 years old and has an economics degree from the Rio Grande do Sul Federal University – UFRGS. In the past he was finance secretary of the state of Rio Grande do Sul, chairman of the Board of Banco do Estado do Rio Grande do Sul – BANRISUL, chairman of the Joint Finance Committee of the state of Rio Grande do Sul, and vice president of Iochpe-Maxion. He has been a member of Iochpe-Maxion's Board of Directors since 1984.



THE FOUR-MEMBER EXECUTIVE BOARD IS IN CHARGE OF DAILY OPERATIONS AND OF CARRYING OUT THE BOARD OF DIRECTORS'S DECISIONS.

Iboty Brochmann Ioschpe
Appointed by Companhia Iochpe, he is 56 years old and an economics graduate from the Rio Grande do Sul Federal University. He has been an Iochpe-Maxion board member since 1984.

Mauro Litwin Iochpe
Appointed by Companhia Iochpe, he is 56 years old and a business graduate from the Porto Alegre Catholic University, state of Rio Grande do Sul. He has been an Iochpe-Maxion board member since 1992.

Nildemar Secches
Appointed by Companhia Iochpe, he is 56 years old and a mechanical engineer with a degree from the University of São Paulo; he has graduate studies in finance at the Rio de Janeiro Catholic University. He also has a PhD degree in economics from Unicamp, in the state of São Paulo. He has been CEO of the Perdigão Group since 1995 and is currently chairman of WEG's Board of Directors and a member of Ultrapar Participações' Board of Directors. He has been an Iochpe-Maxion board member since 2004.

EXECUTIVE BOARD
Iochpe-Maxion's Executive Board is in charge of the company's daily operations and of carrying out the Board of Directors's decisions. It consists of four members with a one-year renewable term. Executive directors do not sit on the Board of Directors.

The current members of the Executive Board are:

Dan Ioschpe
He is 40 years old and was awarded a bachelor's degree by the Rio Grande do Sul Federal University in 1986 and a graduate degree by ESPM – SP in 1988. In 1991 he finished his MBA at the Amos Tuck School at Dartmouth College, USA. He joined Companhia Iochpe in 1986 and held various positions until June 1996, when he became president of AGCO in Brazil. He came back to Iochpe-Maxion in 1998, when he became CEO.

Armando Ulbricht Júnior
He is 59 years old, and has a mechanical engineering degree from São Paulo University (USP). From 1975 to 1985 he worked at Engesa – Engenheiros Associados S.A. He joined the company in 1986 and has been director superintendent of the Wheel and Chassis Division at Maxion Sistemas Automotivos since 1990.

Oscar Antônio Fontoura Becker
He is 53 years old, and has a business degree from São Judas Tadeu College. He joined the company in 1983, and from 1989 to 1994 was chief executive at Iochpe Seguradora. He has been CFO and Investor Relations director at Iochpe-Maxion since 1994.



THE MAIN RESPONSIBILITIES OF THE AUDIT BOARD ARE TO REVIEW THE FINANCIAL STATEMENTS AND COMMUNICATE OPINIONS TO THE COMPANY'S STOCKHOLDERS.

Marcos Luchese
He is 46 years old, and has a mechanical engineering degree from the Rio Grande do Sul Catholic University (PUC). He joined the company in 1981 as an intern. Since 1997 he has been director superintendent at Maxion Sistemas Automotivos' Automotive Components Division.

In addition to these members of the Executive Board, there is also the director superintendent of Amsted Maxion, the joint venture between Iochpe-Maxion and Amsted Industries:

José Antônio Rodrigues
Is 55 years old, and a mechanical engineer from UNESP, with specialization in business management at Kellog Northwestern University, USA, and in strategic business management at Insead, France. Since 2000, he has been director superintendent of Amsted Maxion.

AUDIT BOARD
The Audit Board consists of three members appointed for a one-year term. Two are appointed by the controlling stockholders and one by non-controlling stockholders and approved by the General Stockholders' Meeting. The main responsibilities of the Audit Board, which is independent from the management and independent auditors, are to review the financial statements and communicate opinions to the company's stockholders. Audit Board has the following members:

Ademar Rui Bratz
He is 58 years old, and has a business degree from Rio Grande do Sul Federal University and an MBA from Syracuse University, USA. In addition to his work at Iochpe-Maxion's Audit Board, he is also a consultant at Olvebra Industrial S.A.

Luciano Carvalho Ventura
He is 58 years old, and has a master's degree in business from Getúlio Vargas Foundation, in São Paulo. For 13 years he has worked at various companies of a local group as an executive in the economic and finance arena. He currently provides consulting services in corporate governance and stockholder representation, and sits on various boards and Audit Boards.

Maurício Diácoli
He is 45 years old, and has an accounting degree from FMU-USP, with a number of extension courses in finances and accounting. He is a specialist in local and international accounting (US GAAP). He has 15 years' experience at an international auditing and consulting company.

ADVISORY COMMITTEES
During 2005, Iochpe-Maxion's Board of Directors established two Advisory Committees that extended its efficiency, depth and scope.

Audit Committee
This committee consists of three members appointed by the Board of Directors to serve a one-year term. At least one of the three members of the Audit Committee must also be a Board member.



IN 2005, THE BOARD OF DIRECTORS ESTABLISHED TWO ADVISORY COMMITTEES: THE VARIABLE COMPENSATION COMMITTEE AND THE AUDIT COMMITTEE.

Their main tasks are:

_ To review and recommend to the Board of Directors companies that can be hired as independent auditors.
_ To provide opinions on appointments and change of chief internal auditor or the general accountant.
_ To assess the results of independent auditors reports, and to include exception comments, as applicable.
_ To review quarterly financial statements.
_ To review internal processes and controls.
_ To assess warning systems for actual and potential risks, as well as the risk management policy.
_ To assess policies and practices to ensure the integrity of financial statements.
_ To assess any suggested changes pertaining to accounting principles and practices.
_ To assess the performance of the financial and audit team, both internal and external.

The Audit Committee has the following members:

_ Mauro Knijnik, Iochpe-Maxion Board member.

_ Mauro Litwin Iochpe, Iochpe-Maxion Board member.

_ Pedro Ozires Predeus, 61 years old, is an accountant and during his 30-year career became a partner at PricewaterhouseCoopers.

Variable Compensation Committee
This committee consists of three members appointed by the Board of Directors to serve a one-year term. It is not necessary for members in this committee to be Board of Directors members.

Their main tasks are:

_ To review and recommend to the Board of Directors the salary, bonus, stock options, and any other benefits for company executives.
_ To review and periodically recommend necessary changes to the executive compensation policies and programs, to match them to market practices and expected performance.
_ To review and periodically recommend variations in the company's stock option program, and to provide recommendations to the Board of Directors.

Current members of the Variable Compensation Committee are:

_ Caio Marcio de Ávila Martins Pinhão, Iochpe-Maxion Board member.

_ Nildemar Secches, Iochpe-Maxion Board member.



In 2006, sales of commercial vehicles are expected to grow at a slower pace than that of 2005.
This is the result of lower demand in the domestic market, caused by high interest rates and cooler economic activity in the second half of last year, and decreasing vehicle exports, the effect of an appreciated local currency.

INCREASE IN EXPORTS.

In this scenario, the Wheel and Chassis Division will focus on developing new products for the company's current customers. This should help the division achieve growth rates above those of the domestic commercial vehicle industry.

EXPASION OF PRODUCTS AND SERVICES.

The railway freight cars market should decrease in 2006, as the record demand of this product in 2005 should trigger the need to solve bottlenecks in the system to allow another growth leap.

Within this scenario, Amsted Maxion is expected to use a substantial share of its production capacity to export railway and industrial castings. It should also introduce new products and services, to offset the likely reduction in the railway freight car segment.









INVESTOR RELATIONS
Iochpe-Maxion S.A.
Rua Luigi Galvani, 146 – 13º andar
04575-020 – São Paulo, SP, Brazil
Tel.: +5511 5508-3800 – Fax: +5511 5506-7353
Marcio Fenelon
E-mail: fenelon@iochpe.com.br
Website: www.iochpe-maxion.com.br

SHAREHOLDER SERVICE
Banco Bradesco S.A.
Departamento de Ações e Custódia
Cidade de Deus – Prédio Amarelo – 2º andar
06029-900 – Osasco, SP, Brazil
All branches of Banco Bradesco S.A. are prepared to attend Iochpe-Maxion stockholders.

DEPOSITARY BANK OF LEVEL 1 ADRS – TICKER SYMBOL: IOCJY
101 Braclay Street – 22nd West
New York, NY 10286, USA

TRADING ON STOCK EXCHANGE
Iochpe-Maxion shares are traded on the São Paulo Stock Exchange (Bovespa) (ticker symbol: MYPK3 – voting shares, and MYPK4 – non-voting shares).

BOARD OF DIRECTORS
Ivoncy Brochmann Ioschpe – Chairman
Caio Marcio de Ávila Martins Pinhão – Member
Clayton Crystallino da Rocha – Member
Daniel Ioschpe – Member
Iboty Brochmann Ioschpe – Member
Mauro Knijnik – Member
Mauro Litwin Iochpe – Member
Nildemar Secches – Member

AUDIT BOARD
Ademar Rui Bratz
Luciano Carvalho Ventura
Maurício Diácoli

EXECUTIVE OFFICERS
Dan Ioschpe – Chief Executive Officer
Oscar A. Fontoura Becker – Chief Financial Officer and Investor Relations Director
Armando Ulbricht Jr. – Director
Marcos Luchese – Director

DIRECTOR SUPERINTENDENTS – SUBSIDIARY AND JOINT VENTURE
Amsted Maxion Fundição e Equipamentos Ferroviários S.A. – José Antônio Correia Rodrigues

MAXION SISTEMAS AUTOMOTIVOS S.A.
- Wheel and Chassis Division – Armando Ulbricht Jr.
- Automotive Components Division – Marcos Luchese

INDEPENDENT AUDITORS
KPMG Auditores Independentes
CRC 2SP014428/0-6



ADDRESSES

Iochpe-Maxion S.A.
Rua Luigi Galvani, 146 – 13º andar
04575-020 – São Paulo – SP – Brazil
Tel.: +5511 5508-3800 – Fax: +5511 5506-7353
E-mail: iochpe@iochpe.com.br
Website: www.iochpe-maxion.com.br

Amsted Maxion Fundição e Equipamentos Ferroviários S.A.

Headquarters
Rua Dr. Othon Barcellos, 77
12730-010 – Cruzeiro – São Paulo – Brazil
Tel.: +5511 3184-1400
E-mail: am@amstedmaxion.com.br
Website: www.amstedmaxion.com.br

Osasco Plant
Av. Marechal Rondon, 1.380
06093-010 – Osasco – São Paulo – Brazil
Tel.: +5511 3699-7760
E-mail: am@amstedmaxion.com.br
Website: www.amstedmaxion.com.br

Hortolândia Plant
Av. São João, s/n
13184-902 – Hortolândia – São Paulo – Brazil
Tel.: +5519 3819-6500
E-mail: am@amstedmaxion.com.br
Website: www.amstedmaxion.com.br

Maxion Sistemas Automotivos – Wheel and Chassis Division
Rua Dr. Othon Barcellos, 83
12700-000 – Cruzeiro – SP – Brazil
Tel.: +5512 3184-1000 – Fax: +5512 540-1185
E-mail: vendas@maxioncr.com.br
Website: www.maxioncr.com.br

Maxion Sistemas Automotivos – Automotive Components Division
Rua Haeckel Ben Hur Salvador, 100
32341-000 – Contagem – MG – Brazil
Tel.: +5531 2191-1500 – Fax: +5531 2191-1690
E-mail: maxioncomp@maxion.ind.br
Website: www.maxion.ind.br

NÍVEL 1 BOVESPA BRASIL

ISE Índice de Sustentabilidade Empresarial

Information contained in this document may include forward looking statement that reflects the administration current view and future outlook on the macroeconomic environment, industry conditions, Iochpe-Maxion's performance and financial results. Any statement, expectation, capability, plans and supposition contained in this document and that do not describe historical facts are regarded as forward looking statements in the meaning of the "U.S. Private Securities Litigation Reform Act" of 1995 and contemplate risks and uncertainties. There is no assurance that such results will occur. The statements are based in several factors and expectations, including economic, market and political conditions, besides operational factors. Any change in such expectations and factors may imply that the actual result be materially different from the current expectations.

2005

SOCIAL-ENVIRONMENTAL REPORT





IOCHPE-MAXION

TABLE OF CONTENTS



FUNDAÇÃO IOCHPE DEVELOPS INITIATIVES, WHICH EMPLOY EDUCATION AS A MANNER TO IMPROVE LIFE QUALITY AND REDUCE INEQUALITIES.

IOCHPE-MAXION S.A. IS THE HOLDING COMPANY OF TWO COMPANIES PRESENT IN THE RAILROAD AND AUTO PARTS EQUIPMENT SECTORS.

MAXION SISTEMAS AUTOMOTIVOS OPERATES BY MEANS OF ITS WHEEL AND CHASSIS DIVISION AND AUTOMOTIVE COMPONENTS DIVISION.

Iochpe-Maxion believes that corporate citizenship principles are an important component for its long-term sustainability. Such understanding unfolds into a series of events, starting by initiatives capable of fomenting development in the cities where its industrial units are located, but not only this. Iochpe-Maxion is also committed to sustainability in the daily life of its plants. From a practical point of view, this is evident not only by establishing an honest and building dialogue with employees and the community, but also by the adoption of adequate productive processes, which combine operating efficiency and respect to the environment.

Iochpe-Maxion supports the dissemination of social solutions by means of its contribution to Fundação Iochpe, which develops, among other activities, initiatives, which employ education to improve the life quality and reduce inequalities.

IOCHPE-MAXION: COMPANY PROFILE
Iochpe-Maxion S.A. is the holding company of two *companies operating in the railroad and auto parts* equipment sectors, which together are responsible for the generation of approximately 6.5 thousand direct labor, distributed into six manufacturing units in the states of São Paulo, Minas Gerais and Rio de Janeiro.

Maxion Sistemas Automotivos Ltda.
It operates by means of two divisions:

_ Wheel and Chassis Division: It operates in the steel wheels segments for trucks, buses and agricultural machinery and complete chassis, siderails and crossmembers for trucks, buses and light commercial vehicles. In 2005, it maintained the leadership of the domestic market in two segments, with share of approximately 60% for wheels and 71% for chassis. The Division's industrial facilities are located in the cities of Cruzeiro, in the state of São Paulo, and Resende, in the state of Rio de Janeiro. The Division employs nearly 3.1 thousand employees and accounted for 54% of the consolidated net operating revenue in 2005.

_ Automotive Components Division: It operates in the auto parts segment for passenger cars, pointing out parking levers, pedal sets, latches and doorlocks. It is installed in the city of Contagem, in the state of Minas Gerais, and employs approximately *800 employees and accounted for 6% of the* consolidated net operating revenue in 2005.



AMSTED MAXION IS PRESENT IN THE CARGO RAILROAD CARS, RAILROAD WHEELS AND RAILROAD AND INDUSTRIAL CASTINGS.

IOCHPE-MAXION PARTICIPATES IN THE DAILY LIFE OF IMPORTANT SEGMENTS OF THE ECONOMY AND WHICH SINCE 2002 HAVE BEEN SHOWING GROWTH HIGHER THAN GDP

Amsted Maxion Fundição e Equipamentos Ferroviários S.A.
Joint venture between Iochpe-Maxion and Amsted Industries, it operates in the cargo railroad cars, railroad wheels and railroad and industrial casting segments. In 2005, it maintained the domestic market leadership in cargo railroad cars segments, with a share of approximately 84%, and railroad castings with a share of nearly 80%. Its industrial facilities are located in the cities of Cruzeiro, Osasco and Hortolândia, in the state of São Paulo. It employs approximately 4.7 thousand employees and accounted for 40% of the consolidated net operating revenue in 2005.

CORPORATE STRUCTURE


Iochpe-Maxion S.A.
Maxion Componentes Estruturais Ltda.
Amsted Maxion Fundição e Equipamentos Ferroviários S.A.
Maxion Sistemas Automotivos Ltda.
Wheel and Chassis Division
Automotive Components Division

PERFORMANCE SEGMENT
By means of its corporate performance and commercialization of its products, Iochpe-Maxion integrates the daily life of some of the most important segments of the Brazilian economic activity and which since 2002 have been showing growth higher than GDP. Such relevance is evident not only in the growing capacity of generating employment, income and dissemination of development, but also by the potential of generating foreign exchange through exports, whether of finished products or as support in the logistic structure directed to the sale of ore, steel products, agricultural commodities and most varied cargoes.

The matrix of cargo transportation in Brazil is concentrated in road mode with approximately 60% of total – and railroad mode – with a share of nearly 21%. In view of expansion projects and improvement of railroad and road networks, the need of fleet renewal and its adjustment to the expectation of increase in cargo volume, the signs are consistent that such segments will continue sustaining their relevance in the Brazilian economic activity.


FORMARE

FUNDAÇÃO IOCHPE WAS ORGANIZED IN 1989 TO STRUCTURE CORPORATE SOCIAL RESPONSIBILITY POLICIES.

DURING ITS COURSE, IT SPECIALIZED IN THE CONSTRUCTION OF "CO-RESPONSIBILITY BRIDGES", PARTNERSHIPS CONCERNED WITH EXPANDING THE SCOPE OF ITS INITIATIVES.

TWO PROJECTS OF FUNDAÇÃO IOCHPE DESERVE SPECIAL ATTENTION: "ARTE NA ESCOLA" (ART AT SCHOOL) AND "FORMARE".

FUNDAÇÃO IOCHPE

Fundação Iochpe, created in 1989, was organized by Iochpe-Maxion to structure corporate social responsibility policies, focusing on initiatives based on education, as instrument of vocational development and improvement of life quality. Pioneer among a generation of business foundations, it coordinates social investment actions in the third sector in education, culture and well-being areas. During its history of more than 15 years, Fundação Iochpe specialized in the building of "co-responsibility bridges", an expression, which translates the establishment of partnerships with universities, companies and governmental organizations, concerned with multiplying the scope of its initiatives. Two projects of Fundação Iochpe deserve special attention: Art at School – a partnership program with universities for training of public schools arts teachers – and Formare, destined to the implementation of technical schools in the companies' environment. On account of its excellence differentials, this project was undertaken by the federal government, which, by means of the Ministry of Education, created the "Escola de Fábrica" (Plant School), with same patterns, principles and values of "Formare", acknowledged as the first social franchise in Brazil.

VALUES

When conducting its business strategy, as well as industrial and commercial operations, Iochpe-Maxion strives to establish a honest, ethical and building dialogue with all those, who directly or indirectly participate in its daily life. The concept of sustainability is present in all performance targets and in the pursuit of new efficiency and productivity parameters. Iochpe-Maxion respects diversities, foments the volunteer action and values the initiatives, which may contribute to the economic development and reduction of inequalities.









LAST YEAR, IOCHPE MAXION WAS SELECTED TO INTEGRATE THE BOVESPA CORPORATE SUSTAINABILITY INDEX.

IN 2005, IOCHPE-MAXION RECORDED A NET INCOME OF R$72 MILLION AND GENERATED MORE THAN R$101 MILLION IN TAXES.

COMMITMENT TO SUSTAINABILITY

Iochpe-Maxion belongs to a combination of companies committed to the challenge of aligning the expansion of business horizon to sustainability demands, basis of social-environmental responsibility process. Such commitment is clear in daily life of all our industrial units. The increased efficiency and production also take into account the respect to environmental issues, diversity, employees' needs and support to economic growth and social improvement of communities according to the best market practices, represented by the compliance with internationally recognized rules, defined by certifications, such as ISO 14000 and OHSAS 18001. We encourage our employees to practice volunteer action and we support important social actions by means of Fundação Iochpe.

Last year, referring to corporate governance, besides we adhered to Bovespa Level I of Special Corporate Governance Practices, we were selected to integrate the Bovespa Sustainability Index. We implemented audit and compensation committees, code of ethics and a policy for manifestation on accounting and control aspects.

In 2005, the Company generated more than R$101 million in taxes, while the remuneration of approximately 6.5 thousand employees reached nearly R$193 million. The net income of R$72 million enabled the distribution of R$28 million to our shareholders as dividends.

We are aware that the consistency of our financial results has direct impact over the daily life of cities where our manufacturing units are located. Thus, we contributed to the generation of wealth, economic and social development and, at same time, we renewed our commitment to sustainability.

Dan Ioschpe
Chief Executive Officer of Iochpe-Maxion S.A.









FORMARE, WHICH EASES THE LOW INCOME YOUNGSTERS' ACCESS TO BASIC LEVEL PROFESSIONAL EDUCATION, IS PRESENT IN 60 UNITS.

"ARTE NA ESCOLA" (ART AT SCHOOL), THE OLDEST PROJECT OF FUNDAÇÃO, COMBINES A NETWORK OF 55 UNIVERSITIES, BENEFITING MORE THAN 20 THOUSAND TEACHERS.

OPTION FOR EDUCATION
Since its inception, Fundação Iochpe assumed the challenge of structuring private social investment policies. It elected education as its focus, which has a great potential to transform and improve people and communities, generate income, foment progress and disseminate citizenship.

In 2005, Formare and Art at School recorded significant advances. Formare, which aims at offering basic level professional education courses to low income youngsters, was incorporated by other companies and now it is present in 60 units, against 50 units in 2004. Such growth inspired the Federal Government to create by means of the Ministry of Education, the "Escola de Fábrica" Program (Plant School Program). Art at School, the oldest social project of Fundação Iochpe and which offers educational material and training to public schools arts teachers, also achieved significant advances. Currently, it combines a network of 55 universities distributed throughout the country, constituting an important benchmark in the challenge of improving the qualification of 20 thousand teachers distributed into 48 Brazilian cities of 24 states and the Federal District.

Among 2006 goals we mention the structuring of mechanisms allowing to improve the social projects, thus, generating greater social return. At the same time, the challenge of sustainability implies the pursuit of new prospects for our social technologies products. Fundação Iochpe aims at continuing as a benchmark on account of its role as transforming agent, social capital originator as from education.

Evelyn Berg Ioschpe
President of Fundação Iochpe


OCK EXCH

IN NOVEMBER 2005, IOCHPE-MAXION ADHERED TO "SÃO PAULO STOCK EXCHANGE CORPORATE GOVERNANCE LEVEL I".

THE 28 COMPANIES PRESENT IN ISE'S FIRST PORTFOLIO WERE SELECTED FOR BEING CONSIDERED AS SOCIALLY RESPONSIBLE, SUSTAINABLE AND PROFITABLE COMPANIES

SOCIAL-ENVIRONMENTAL ETHICS AND RESPONSIBILITY
It is incumbent upon the members of Iochpe-Maxion's Board of Directors and of Board of Executive Officers to align the financial and operational performance targets to the preservation of community's interests, according to the good corporate citizenship principles.

In May 2005, Iochpe-Maxion enacted its "Code of Ethics", a document ruling the conduct principles of the company and its employees in the relationship with clients, suppliers and shareholders, among other types of public. Also in 2005, the Audit and Variable Compensation Committees were instated to advise the Board of Directors and implemented the Procedure of manifestations related to accounting and control aspects, which allows the sending by any person, on a confidential and anonymous manner, of manifestations directly to the Board of Directors Audit Committee.

CORPORATE GOVERNANCE LEVEL I
In November 2005, Iochpe-Maxion adhered to "São Paulo Stock Exchange Corporate Governance Level I", thus signaling its commitment to ensuring a horizontal and plural treatment to everyone participating in its daily life.

CORPORATE SUSTAINABILITY INDEX
Iochpe-Maxion's shares were selected to integrate ISE, Corporate Sustainability Index, created in 2005 by Bovespa as from studies carried out by a decision-making council and considered four basic criteria: corporate governance, financial performance, social commitment and environmental targets. It is worth mentioning that ISE was developed with a view to being a stock index capable of indicating a reference for socially responsible investments and act as promoter of good practices in the Brazilian business scenario. The 28 companies composing the ISE's first theoretical portfolio were selected for being considered as socially responsible, sustainable and profitable companies, capable of generating value to shareholders due to its greater capacity to deal with economic, social and environmental risks.



IOCHPE-MAXION ENDED 2005 WITH MORE THAN 6.5 THOUSAND DIRECT JOB POSITIONS, A TOTAL WHICH ACCOUNTS FOR A 7% GROWTH WHEN COMPARED TO 2004.

IOCHPE-MAXION ADOPTS THE RESPECT TO DIVERSITY AS A PRINCIPLE IN ITS WORKING DAILY LIFE.

RESPECT TO DIVERSITY IS ALSO THE FOUNDATION OF "PROJETO DE INCLUSÃO DE PORTADORES DE NECESSIDADES ESPECIAIS" (PROJECT INCLUDING HANDICAPPED PEOPLE OR WITH SPECIAL NEEDS), WHICH FOMENTS THE QUALIFICATION AND THE INCLUSION OF CITIZENS IN THE LABOR MARKET.

Iochpe-Maxion invests in programs valuing a relationship of trust and respect with its employees, family members and the entire community.

IN-HOUSE PUBLIC

Human Resources – profile

Iochpe-Maxion ended 2005 with more than 6.5 thousand direct job positions, a total which accounts for 7% growth when compared to 2004. With positive effects on the community and the economy of cities where its industrial units are located, such expansion evidences a continued improvement in business environment and financial and operational results achieved in the year.

Respect to diversity

Iochpe-Maxion adopts the respect to diversity as principle in its working daily life. At the company, such commitment may be evidenced in women's participation in productive activity – adding 474 professionals – as well as workers above 45 years of age. Currently, there are 951 professionals with such profile and who use their experience and expertise as their great differentiation.

Respect to diversity is also the foundation of Project to Include Handicapped People or With Special Needs, which foments the qualification and the inclusion of citizens in the labor market, as well as the promotion of physical changes in industrial premises so that to adapt them to the needs of new employees. The Project also structures the processes of hiring and qualification of handicapped people or with special needs.

Employees' profile by gender


Female 7%
Male 93%

Employees' profile by age level


Above 46 years of age 15%
Below 18 years of age 1%
Between 18 and 25 years of age 24%
Between 36 and 45 years of age 22%
Between 26 and 35 years of age 38%

Employees' profile by schooling


Post-graduate and master's degrees 2%
University 6%
Primary school 27%
High school 65%



THE TRAINING AND DEVELOPMENT PROGRAM ENABLES THE RECOGNITION OF ABILITIES, FAVORING A COMPLETE PROFESSIONAL DEVELOPMENT.

IN PARTNERSHIP WITH SOCIAL SERVICE FOR INDUSTRY – SESI, THE PROFESSIONAL EDUCATION PROGRAM OFFERS WORKER THE OPPORTUNITY TO CONCLUDE HIS/HER STUDIES IN THE HIGH SCHOOL LEVEL.

IN 2005, THE COMPANY DIRECTED R$41 MILLION FOR THE FEASIBILITY OF AN AMPLE SET OF BENEFITS.

IN-HOUSE PUBLIC (Cont'd)

Education and Training

Iochpe-Maxion believes that the combination among education, qualification and training results in the enhancement of professional horizons of its employees and the benefits this represents, besides improving the company's productivity standards.

Within this scenario, the main actions are:

_ Training and Development Program, which enables the recognition of employee's capacities and skills, favoring the professional development.

_ Professional Education Program, a partnership with Social Service for Industry – SESI, which offers the worker the opportunity of concluding his/her studies in high school level. In Cruzeiro, an agreement entered into with Fundação Bradesco enables the employees' qualification in primary and high schools by means of "supletivos" courses (aimed at supplementing regular education of adolescents and adults, who did not conclude studies at proper age).

_ Scholarship for graduate students, which finances the study of Cruzeiro, Hortolândia and Osasco units' employees.

Also with the support of agreements, it favors the Graduation and Post-Graduation studies of its employees, besides supporting language courses. In 2005, English and information technology programs were initiated, benefiting 80 children of company's employees.

Benefits

Iochpe-Maxion directed in 2005 R$41 million funds for the feasibility of an ample set of benefits. All the company's employees are registered in health plan, life insurance and meal programs. The employees, besides participating in the company's profit sharing program, also have access to "Maxion Credit Cooperatives", which provide funds at competitive costs.

In Cruzeiro, the Wheel and Chassis Division and Amsted Maxion voluntarily added the "Bolsa Auxílio" (Assistance Package) to a set of benefits, destined for disabled children, employees' offspring assisted by APAE (Association of Parents and Friends of Disabled People) of the city, besides a private pension program comprising all personnel.

Health, Safety and Life Quality

Iochpe-Maxion is still committed to the implementation of projects and initiatives capable of ensuring a dignified and safe workplace, as well as preserving the employees' health and of its family members. In 2005, in Cruzeiro, Maxion Sistemas Automotivos – already certified by ISO series 9000, ISO 14001 and by ISO/TS 16949, second edition – obtained the certification OHSAS 18001:1999, the most important international quality seal under the scope of occupational health and safety. Such achievement, allied with "Maxion Management System", which considers the quality and environmental management rules, places Iochpe-Maxion in the ranking of companies electing as priority: worker's health, safety and well-being.

In such area, other important initiatives are:

_ Life Quality at Work: This is a program destined to structure the implementation of actions to improve employee's physical, mental and social health, besides promoting activities approaching employees' family members to the company's reality.

_ Family Visit Program: By means of pre-scheduled monitored visits, it creates the opportunity for employees' dependants to visit and be acquainted with their parents' working daily life.



ALL THE EMPLOYEES ARE REGISTERED IN HEALTH PLANS, LIFE INSURANCE AND MEAL PROGRAMS. THEY ALSO PARTICIPATE IN THE COMPANY'S PROFIT SHARING PROGRAM.

IN 2005, MAXION SISTEMAS AUTOMOTIVOS OBTAINED THE OHSAS 18001:1999, THE MOST IMPORTANT INTERNATIONAL QUALITY CERTIFICATION UNDER THE SCOPE OF OCCUPATIONAL HEALTH AND SAFETY.

IN-HOUSE PUBLIC (Cont'd)

_ **Live Better Program**: It was implemented in July 2005, and it disseminates among employees and family members the basic concepts of citizenship, health, environment, family relationship, personal finance and proper use of company's benefits.

_ **Hello Mom Program**: It makes available to pregnant women – women employees, wives and children – information and guidance by means of monthly lectures and support from physicians, psychologists, physiotherapist, nutritionists and social service professionals. The Program also considers the pregnant women escort to childbirth and "baby kit", a basic outfit.

_ **Ergo-Health Space and Ergonomic Analysis Program**: These are based on preventive and awareness actions. In Cruzeiro, the Wheel and Chassis Division has been disseminating the concept of life quality also by means of control programs for hypertension, diabetes and tobacco, besides medical examinations to prevent prostate cancer, uterine cancer and breast cancer.

Approaching safety and life quality issues, and under the theme "Because your family is our family", Iochpe-Maxion promoted in 2005 one more edition of the Occupational Accident Prevention Internal Week. By means of lectures and motivational activities, SIPAT-2005 discussed jointly with employees issues related to ecology, sexually transmitted diseases and habits for a healthier life.

Acknowledgement

With a view to valuing the human capital, Iochpe-Maxion promotes a series of acknowledgement actions. Among them, the "Service Years Award", internationally known as "Veterans Program", which consists of a special award ceremony and delivery of a diploma and a commemorative sign to employees. Those awarded also receive a cash premium, varying between 50% of nominal wage – for employees with 10 years of service – until five times the nominal wage, for those with 45 years of service.

The "In-house Opportunity Center", an instrument generating career growth opportunity, identifies and takes advantage of each employee's real potential. Besides contributing to a greater motivation and improvement of the organizational environment, this center has been shown as a powerful incentive tool for self-development and higher learning, thus, favoring qualification and efficiency. In pursuit of a permanent evolution, the center started to offer in 2004 specialization courses for employees interested in expanding their qualification bounds and thus be prepared to career new growth opportunities.

Acknowledgement actions adopted by Iochpe-Maxion also include initiatives, such as "Birthdays of the Month" and "Integration Events".


centro de voluntariado de cruzeiro

THE IN-HOUSE COMMUNICATION AIMS AT ASSISTING IN THE DEVELOPMENT OF AN AMPLE AND PARTICIPATIVE ORGANIZATIONAL ENVIRONMENT.

EACH INDUSTRIAL UNIT ASSUMES THE TASK OF STRUCTURING ITS COMMUNICATION PROGRAMS OR FIT CORPORATE INITIATIVES INTO ITS REALITY.

IOCHPE-MAXION MOBILIZES ITS EMPLOYEES TOWARDS INITIATIVES HAVING THE CITIZEN AS THE MOST BENEFITED PERSON.

IN-HOUSE PUBLIC (Cont'd)

In-house communication

The in-house communication aims at assisting in the development of an ample and participative organizational climate, aligned to a permanent need of improved efficiency and observance to strategic targets defined by the company. Each industrial unit assumes the task of structuring its communication program or fit its corporate initiatives into its own reality. Under such context, we point out "Maxion Notícias" (Maxion News), a monthly newspaper of Maxion Sistemas Automotivos – Wheel and Chassis Division and "Revista Atualidades" (Newsreel Magazine), a quarterly publication of Amsted Maxion.

The "Informativo Maxion" (Maxion Newsletter), produced in three weekly editions, is distributed in displays located over the company's restaurant tables. We also point out "Quadro de Gestão" (Management Chart), which is exhibited at each production cell. It is objective and easy to understand, and brings varied information, among them, the production rates, people management, quality and targets.

Among other initiatives, we point out the outdoor for communication with employees of Cruzeiro plant, an open line for criticism, suggestions and comments about quality, environment and occupational health and safety, the Message from Amsted Maxion President and Good Morning meetings.









ro de
amarado
e cruzeiro
544-0447

IOCHPE-MAXION HAS BENEFITED 200 YOUNGSTERS OF GURI PROJECT, THAT DEVELOP SKILLS USING MUSIC.

IOCHPE-MAXION WAS ONE OF THE MAJOR DONATORS OF PYTHAGORAS PROJECT, THAT AIMS TO IMPROVE MUNICIPALITY ORGANIZATIONS MANAGEMENT.

COMMUNITY (Cont'd)
Sustainable development: a permanent commitment
Iochpe-Maxion understands its influence in the economic progress of the cities where its plants are located and the relevance of its commitment to sustainable development. This is evident by means of a building dialogue with the community, the public authorities and society representative entities, and by the adoption of adequate productive processes, capable of aligning the productivity increase to respect to demands of each city.

Support to public policies
Iochpe-Maxion mobilizes its employees towards initiatives having the citizen as the most benefited person.

Among such actions, we point out:

_ **"Programa Fome Zero"** (Zero Famine Program)
_ **"Campanha do Agasalho"** (Winter Campaign for donation of coats)
_ **"Natal sem Fome"** (Hungerless Christmas)
_ **"Campanha de Natal/Árvore dos Sonhos" (Christmas Campaign/Tree of Dreams):** It aims at fomenting the donation of toys to deprived children. Such initiative is more disseminated among the company's employees in Contagem/state of Minas Gerais.
_ **City Council of Cruzeiro:**
In 2005, Iochpe-Maxion made donations to five entities concerned with assistance to children and adolescents in the city of Cruzeiro.

_ **"Projeto Guri" (Guri Project):** This work of São Paulo Culture State Department aims at developing skills of low income children and adolescents through music. In 2005, Iochpe-Maxion's donation contributed to benefit approximately 200 youngsters.
_ **Pythagoras Project:** In 2005, the company was one of the main donators of this project, which aims at improving the management of local educational organizations, contributing to education quality. This initiative, which started in 2004, also involves the partnership of Fundação Pitágoras, Education Department and public schools of Cruzeiro. During 2005, 2.6 thousand students of seven local schools were benefited by the Project.





RJA





IN 2005, THE PISP – PARITY SOCIAL INVESTMENT PROGRAM BENEFITED 4 INSTITUTIONS, COMPRISING A TOTAL OF MORE THAN 430 PEOPLE.

BESIDES RESCUING IOCHPE-MAXION'S HISTORY, THE MEMORY PROJECT RECORDS THE COMPANY'S CONTRIBUTION TO DEVELOPMENT OF CITIES FROM THE INSTALLATION OF ITS INDUSTRIAL UNITS.

COMMUNITY (Cont'd)
Volunteer action
Iochpe-Maxion believes in the force of volunteer action and in the potential of systematic actions concerned with transforming people into citizens, locations into communities. From such principle and under the guidelines outlined by Fundação Iochpe that the company created in 1994 the Parity Social Investment Program – PISP, which encourages, directs and guides employees to act on a voluntarily basis in benefit of the community and social institutions. In 2005, PISP benefited 4 institutions, comprising more than 430 people.

Besides PISP, Iochpe Maxion and its employees add efforts with the following initiatives:

_ **Cruzeiro Volunteer Center:** It comprises 21 registered institutions, which assist approximately 1.8 thousand people.
_ **APAE:** APAE Fest, an event aimed at raising funds for the Association of Parents and Friends of Disabled People, mobilized in 2005 approximately 400 volunteers and raised R$87.5 thousand.
_ **Associação Atlética Papa-Léguas:** In partnership with Faculdades Integradas de Cruzeiro, this project was developed to favor support actions to the practice of sports, as an instrument of social redemption. With Iochpe-Maxion's support, Papa-Léguas team may benefit nearly 200 youngsters in 2005.
_ **Paralympic Athlete:** Iochpe-Maxion sponsors Edmilson Pinheiros, athlete resident in Cruzeiro and internationally recognized, participating in Paralympic games.
_ **Lar Padre José Gumercindo de Cruzeiro:** It sponsors professional qualification courses and partnership to make uniforms. It supports management and donation of industrial sewing equipment. This work benefited nearly 90 youngsters in 2005.

Memory Project
The Memory Project's objectives are to rescue Iochpe-Maxion's history of almost 90 years and record the company's contribution to cities economic development through the installation of its industrial units. Of various actions already implemented, we point out the creation of "Centro Cultural Rotunda", which has in its collection a permanent photographic exhibition on the community's memory.

Professional development
From the understanding of qualification as fundamental element to generate employment and income, Iochpe-Maxion has been supporting the feasibility of free-of-charge training, opened to the community. In Cruzeiro, since 1990, it offers in partnership with SENAI, qualification in "Welding Technology", "Running Bridge Operation", "Fork-Lift Operation" and "Blowtorch Operation". The students, who take an average higher than thousand hours/class, may enroll to a job position at the company when they conclude the course.

The Formare Program is also important, an initiative of Fundação Iochpe. Over 10 years, more than 322 youngsters were already benefited in various courses, including the "Commercial Services Agent" and "Product Assembly Mechanic".

Citizen Project
Directed to youngsters under military service of Cruzeiro Tiro de Guerra unit, the "Citizen Project" aims at creating the first job opportunity. Besides theoretical training in "Welding" and "Assembly" courses offered by SENAI, the students receive three months of specific technical improvement and classes on ethics and citizenship. They are also given the option to be qualified in the courses of "Blowtorch Operator", "Running Bridge" and "Fork-Lift".



THE AUTOMOTIVE COMPONENTS DIVISION STRUCTURED IN CONTAGEM THE INFORMATION TECHNOLOGY SCHOOL AND MAXION CITIZENSHIP

THE PROJECT PROMOTES THE DIGITAL INCLUSION OF YOUNGSTERS OF LOW INCOME COMMUNITIES AND DISSEMINATES THE VALUES FAVORING THE EXERCISE AND THE BUILDING OF CITIZENSHIP

COMMUNITY (Cont'd)
Information Technology School and Maxion Citizenship

Under the context of PISP – Parity Social Investment Program, Maxion Sistemas Automotivos – the Automotive Components Division – structured in Contagem the Information Technology School and Maxion Citizenship, a result of a partnership involving the Committee for Democratization of Information Technology, linked to the Minas Gerais state government. The Project, which aims at promoting the digital inclusion by means of basic information technology courses to youngsters of low income communities, also has the proposal of stressing the values which favor the exercise and the building of citizenship. Thus, during the course, students have access to discussions about varies issues related to daily life and participate in discussions prepared by volunteers and partners of social projects developed by the company. Since its inception, as from 2003, 90 adolescents were already benefited by EIC/Maxion Project.

Communication Channels

Two initiatives gained greater importance at radio broadcasters of Cruzeiro: the "Amsted Maxion Moment", a five-minute program in two daily inserts to disclose issues of community's interest; and the "Amsted Maxion Minute", which discloses awareness, motivation campaigns and availability of job vacant positions.

Under the institutional scope, one of the highlights is the magazine "Amsted Maxion Newsreel", edited three years ago. Bilingual and with quarterly circulation of 5 thousand copies, the publication aims at publishing, among other themes, information about new technologies and products, conquest of new markets, safety and people management.









IOCHPE-MAXION CONTRIBUTES TO THE DEVELOPMENT OF COMMUNITIES AND EVOLUTION OF THOSE PARTICIPATING IN ITS DAILY LIFE.

MEMORY

Iochpe-Maxion understands and values its roles in the development of communities where it operates. By offering job positions, the company has also contributed to the evolution of those participating in its daily life. These are life histories, like Joaquim Antônio da Silva Soares, employee of Maxion Sistemas Automotivos since 1974.

The present future

The Brazilians who like soccer usually don't have good memories of 1974 World Cup in Germany. Far away from exhibiting the best tradition of Brazilian green/yellow shirt and without repeating the team of Pelé era, the soccer team coached by Zagallo only reached the fourth position in the ranking, after defeat to Poland. But someone disagrees with such evaluation. Joaquim Antônio da Silva Soares, supporter of Botafogo, Rio de Janeiro soccer team, and fan of Brazilian soccer player Garrincha's dribbles, for instance, prefers to face the Brazilian soccer team fourth position as "a highlight position after the top three".

Such optimistic look is justified. After all in 1974, Joaquim watched the Brazilian soccer team in the World Cup accompanied by a personal achievement: he started his career at Maxion Sistemas Automotivos' unit in Cruzeiro. He has just arrived from the city of Resende, state of Rio de Janeiro, and was indicated by an uncle. Joaquim started his career on February 1, with 20 years of age. Joaquim, working from one department to another, taking up courses, was improving and gradually became one of the company's veterans, a Laboratory Technician of Quality Executive Board, respected by colleagues and admired by youngsters. What is the secret of longevity? "Discipline, eagerness to go beyond, solidarity and companionship", he says. Such combination, adapted to his family daily life, became a formula to build a simple life, but at the same time, a calm and structured life with his wife, Pedrita da Conceição, and children, Émerson, Gisele and Tânia. His own house is added to this well-done job, only fifteen minutes walk from work – and an used vehicle, it is true, but in good conditions.

After 32 years of service, more than a winner, Joaquim considers himself as the protagonist of Iochpe-Maxion's history. Over such more than decades, he saw a little bit of everything, he went through positive phases, others not so good. But at every moment, he tried to always learn, find a signal in the path of growth capable of transforming him into a better professional, and it worked!

Like his father, Émerson, Gisele and Tânia, currently are also Maxion Sistemas Automotivos' employees. They are prepared, attentive to the future and career opportunities at the company, and expect to go further. If it is really true that in life cycles are repeated, why not to incentive good examples? But this is a theme for another history!



FUNDAÇÃO IOCHPE AIMS AT ENLARGING THE SCOPE OF PROJECTS IN EDUCATION FIELD, AN INSTRUMENT OF SOCIAL INCLUSION.

FUNDAÇÃO IOCHPE WAS CREATED WITH A VIEW TO OFFERING GUIDANCE, FOCUS AND UNIT TO SOCIAL PROJECTS, WHICH DURING YEARS WERE DEVELOPED BY IOCHPE-MAXION.

PROFILE

Fundação Iochpe, a non-profit entity, develops actions under the third sector scope, by building "co-responsibility bridges", which aim at enlarging the scope of projects in education field, as an instrument of social inclusion of children and adolescents, promoting the generation of social capital.

Its social technologies were already acknowledged and awarded by the Ministry of Education, Interamerican Development Bank – BID, UNESCO, AMCHAM – American Chamber of Commerce (Eco Award), ADVB and by Group of Institutes, Foundations and Companies – GIFE.

FUNDAÇÃO IOCHPE AND IOCHPE-MAXION

Fundação Iochpe was created with a view to offering guidance, focus and unit to social projects, which over years were developed by Iochpe-Maxion, whether in the context of its productive units, or partnership initiatives with the community. The bottom line was the Formare Program, educational centers installed inside the plants and structured as basic level professional educational schools. As from 1994, the project was assumed by Fundação Iochpe, which turned it into the first non-profit social franchise in Brazil. Thus, it enlarged the scope of such network of excellence and enhanced its results, conferring it sustainability. Synthesis of Iochpe-Maxion's innovation in relation to the practice of private social investment, Fundação Iochpe has in its advisory and fiscal boards the participation of many company's professionals and employees.

Fundação Iochpe
Advisory Board

_ Ivoncy Brochmann Ioschpe – Chairman
_ Mauro Knijnik – Vice-Chairman
_ Antônio Carlos Gomes da Costa
_ Armando Ulbricht Júnior
_ Dan Ioschpe
_ Daniel Ioschpe
_ Gustavo Ioschpe
_ Guilherme Ary Plonski
_ João Carlos Silvério
_ Waldey Sanchez

Fiscal Board

_ Antonio Carlos Foschini
_ Oscar Antonio Fontoura Becker
_ Ronald John Aldworth

Executive Board

_ Evelyn Berg Ioschpe – President
_ Paulo Márcio Almada dos Santos
_ Nicolino Eugênio da Silva Júnior
_ Roque Bitdinger


FORMARE

FORMARE SCHOOLS SEAL THEIR PRESENCE IN 60 INDUSTRIAL UNITS OF MORE THAN 38 BUSINESS GROUPS OF VARIOUS SEGMENTS OF ECONOMIC ACTIVITY AND REGIONS OF THE COUNTRY.

FORMARE

The courses made available by Formare Program adopt the principle of development of capacities and skills by associating theory and practice. Formare concerned with low-income population provides certified and structured basic level professional qualification, with the support of UTFPR – Federal Technology University of Paraná, an agency subject to the Ministry of Education. The courses have one-year duration and are voluntarily given by employees of companies comprising Formare network. Currently, Formare schools are already present in 60 industrial units of more than 38 business groups of various segments of economic activity and regions of the country.

In 2005, the methodology, principles and concepts which structure Formare were adopted by the Ministry of Education as reference to create the "Plant School Program", one of the major initiatives of Federal Government concerned with the professional education expansion and upgrade.

ART AT SCHOOL

Pioneer among projects created and developed by Fundação Iochpe (1989), the Art at School aims at implementing continued educational programs concerned with public schools arts teachers, supported in production and distribution of educational materials to teachers. This work, a result of partnerships entered into with Universities and Education Departments, is based on universities, structured as qualification disseminating centers.

The "Instituto Arte na Escola" (Art at School Institute) was created six years ago, a non-profit entity, which started to coordinate the initiative and raise funds. Among the Institution's initiatives are: the creation of art education supporting material nationwide, in partnership with arts museums, a Course Center, consulting services to cultural institutions in the preparation of educational actions and the dissemination of information and knowledge by means of communication tools (site, e-bulletins and e-mails) which run and feed the network of teachers and partners linked to the network.






FORMARE
Parceiros
TRUSSARDI
SOLISYSTEM
VIKY



PIONEER AMONG THE PROJECTS DEVELOPED BY FUNDAÇÃO IOCHPE, THE ART AT SCHOOL IMPLEMENTS CONTINUED EDUCATION PROGRAMS CONCERNED WITH PUBLIC SCHOOLS TEACHERS.

The Art at School, its distinctive features and results received in 2000 a special seal from UNESCO, United Nations Organization for Education, Science and Culture. The set of project achievements also includes the Eco Award – 1995, under the "Culture" category, granted by the American Chamber of Commerce, and the selection as "Exemplary Experience" by Group of Institutes, Foundations and Companies (GIFE), portrayed in the "GIFE Guide on Private Social Investment in Education". In 2002, the Art at School also stood out among the finalists of "Special Eco Award" in acknowledgement to the Corporate Citizenship.

ART AT SCHOOL AWARD

It was created in 2000 with a view to acknowledging the teacher's work at kindergarten, primary and high schools in visual arts, music, dance and theater educational projects. On account of its visibility and acknowledgement, the Art at School Award achieved an outstanding position among the most awaited events of the Brazilian educational sector calendar, mobilizing arts education professionals throughout the country. Since 2004, it relies on the institutional partnership with Banco Bradesco.

PARTNERSHIPS

The pursuit of building "co-responsibility bridges", making the education an instrument to reduce inequalities and form social capital, has been positioning Fundação Iochpe alongside the partners really committed to defense of socially responsible attitudes. Thirty-eight groups of various segments of the economic activity already participated in the effort to disseminate the Formare Program principles and more than 200 groups entered into partnerships through such principles. The Federal Government supports this initiative.

The Art at School Network, on its turn, comprises among its partners 55 Federal and State Universities, communities and private partners, which entered into 413 other local partnerships. It also relies on the support of institutional partnerships, involving, among others, Banco Bradesco, BR Petrobras, the Ministry of Culture, Forum of Vice-Chancellors of Extension of Brazilian Public Universities and the National Bank for Economic and Social Development – BNDES.









TIMELINE

1988

Iochpe-Maxion creates in the city of Canoas (RS) the Iochpe-Maxion technical school, ETIM.

1989

Iochpe, in the city of Porto Alegre, state of Rio Grande do Sul, creates the Fundação Iochpe. It starts the Art at School Project in partnership with the Federal University of Rio Grande do Sul (UFRGS) and the Education Department of the city of Porto Alegre.

Under the scope of Iochpe-Maxion Technical School, Iochpe-Maxion unit of the city of São Bernardo do Campo (SP) adopts the Canoas initiative.

1990

Iochpe Visual Arts Library is created.

1991

The book "A Imagem no Ensino da Arte" written by PhD Ana Mae Barbosa is launched, explaining the conceptual assumptions inspiring the creation of Art at School Project.

The first Art at School video library is donated to the Federal University of Rio Grande do Sul (UFRGS). Brazilian teachers participate in exchange courses of university centers linked to the Getty Center for the Arts, in the United States, by invitation of Fundação Iochpe.

1992

The book "Vídeo e a Metodologia Triangular no Ensino da Arte" written by Analice Pillar and Denyse Vieira is launched, showing the results of the research, which started in 1989. The Art at School Network starts to be developed with the entry of new universities in the Southern region of the country.

Fundação Iochpe creates the Incentive Program to support with funds actions proposed by Art at School Network centers. The first edition of Art at School bulletin is launched to Brazilian arts teachers.

1993

The Art at School Project is exhibited in education international events, in the cities of Porto Alegre and Rio de Janeiro, and also in meeting of Group of Institutes, Foundations and Companies (GIFE).

1994

In September, the expansion of Art at School Network is made official in an event held in São Paulo, now relying on eight centers.

Fundação Iochpe undertakes the coordination of technical schools' initiative at plants and ETIMs now are named as Formare.

1995

With 15 centers, the Art at School Network comprises more than 250 cities. In June, the Art at School wins the Eco Award, granted by the American Chamber of Commerce, under the Culture category, the third sector most respected award.

Fundação Iochpe enters into an agreement with the Centro Federal de Educação Tecnológica do Paraná (CEFET – PR) (Paraná Technological Education Federal Center), and courses now have structured *curricula vitae*, minimum working hours of 800 hours/class and now are certified by the institution, acknowledged by MEC (Ministry of Education).


FORMARE

1996
The 1st Integrated Week of Arts-Education, a pioneer initiative of two centers, Fundação Universidade de Blumenau (Furb) and Fundação Educacional da Região de Joinville (UNIVILLE) joins 400 teachers in the city of Blumenau, state of Santa Catarina. The event results in the 1st post-graduate studies as specialization courses of these universities.

1997
The Art at School Network signs an agreement with the Ministry of Education and develops 20 sensitivity courses for teachers related to PCNs-Arte (National Curricular Parameters – Arts), in the Northern, Northeast and Mid-West regions of Brazil. The project run on until July 1998.

1998
The Art at School Network participates in the preparation of educational actions of the "24ª Bienal Internacional de São Paulo" event, under the charge of Evelyn Berg Ioschpe. Supporting materials are produced in an edition of 20 thousand copies, distributed throughout the São Paulo public schools, which also are given qualification.

1999
The Art at School is granted a seal from UNESCO in acknowledgement for its actions developed in its first ten years of activities.

Formare enters into the 1st Agreement with PROEP – (Professional Education Expansion Program of MEC), which foments initiative's dissemination, enabling to organize the social franchise model. In such year, the Project won the Top Social ADVB (Brazilian Association of Sales and Marketing Executives) award.

2000
The Art at School Institute, headquartered in São Paulo, is created, as a result of workload requiring the need of organizing an institution, with a proposal to expand the Art at School Network, seeking its sustainability. The "Prêmio Arte na Escola Cidadã" (The Socially Responsible School Arts Award) is created.

Formare starts its expansion, relying on two Formare schools installed at companies not comprising Iochpe Group.

2001
The Art at School Institute inaugurates the "Central de Cursos Viver Arte" (Art Living Courses Center). The website www.artenaescola.org.br is launched, as well as new logo identifying the Network.

A partnership with Pátio magazine is entered into, specialized in education for the distribution of articles produced by Art at School Network.

Formare carries out coordinators qualification seminar of its schools, combining representatives of 7 schools. The project is finalist of "Prêmio Fundação Banco do Brasil de Tecnologia Social" (Banco do Brasil Foundation Award for the Social Technology), then starting to integrate its social technology bank.

2002
The Art at School is elected as one of the 10 finalists of "Prêmio Eco Especial" (Special Eco Award), 20th anniversary edition.

The Art at School Institute, invited by Ricardo Brennand Institute of the city of Pernambuco, organizes the pedagogical action of Eckhout exhibition, in the city of Recife, with the Federal University of Pernambuco (UFPE) and the Education State Department.



Formare accelerates its process to enlarge Schools Network, by conquering 10 new partner companies. The development of "Cadernos Formare" collection is initiated, 40 pedagogical supporting materials.

2003
Art at School is elected by the GIFE as exemplary experience, portrayed in the GIFE Guide on education private social investment.

The Art at School's strategic plan, which estimated the installation of centers throughout the regions of Brazil, is materialized by means of agreement signed with BNDES, enabling the expansion of the Network to 34 centers. The Network already benefits annually ten thousand teachers.

In 2003, the Art at School Institute launches the "arte br" educational kit, composed of reproductions of 36 works of art present in Brazilian museums, accompanied by teacher's supporting materials. Its 15 thousand copies are distributed to libraries, museums, cultural spaces and schools throughout Brazil, by means of Art at School centers.

The 1st Formare Network Coordinators Meeting is held, which relied on the participation of 40 people. Formare Project now exceeds the number of 30 schools with 12 more schools in relation to the previous year.

2004
The Art at School Network is consolidated in 44 centers during a national seminar. The Art at School new website is launched.

The Ministry of Education, inspired by the Formare model, launches the Plant School project. Nevertheless, Formare grows even more in 2004 and, with 19 new schools, the Network reaches 50 operational classrooms. In 2004, it was also acknowledged by Eco Award, promoted by AMCHAM – American Chamber of Commerce.

2005
The Institute conducts another national seminar concurrently with the Art at School week, consolidating a structure of 55 centers, and granting in a public ceremony the "VI Prêmio Arte na Escola Cidadã" (Socially Responsible School Arts VI Award).

Evelyn Berg Ioschpe is paid a tribute from the Brazil Foundation in New York and the "prêmio Melhores Mulheres" (Best Women award), granted by the *Jornal do Comércio* of Rio Grande do Sul for her work developed with Fundação Iochpe.

Formare Network reaches 65 schools and conducts the 2nd Coordinators Meeting, with 52 coordinators present in the launching of its virtual tools: the new Formare website and exclusive extranet for project partners.



ALL IOCHPE-MAXION'S UNITS RELY ON "ENVIRONMENTAL MANAGEMENT COMMITTEES", COMPOSED OF EMPLOYEES OF VARIOUS AREAS, ESPECIALLY THOSE INVOLVED IN THE PRODUCTIVE PROCESS.

IN ORDER TO MINIMIZE POSSIBLE ENVIRONMENTAL IMPACTS, POTENTIALLY AGGRESSIVE PRODUCTS HAVE BEEN ELIMINATED AND REPLACED IN VARIOUS STAGES OF PRODUCTIVE PROCESS.

OVER THE PAST THREE YEARS, THE COMPANY DIRECTED APPROXIMATELY R$8 MILLION TO THE PURPOSE OF GIVING SUPPORT AND MAKE FEASIBLE INITIATIVES CONCERNED WITH AN ADEQUATE ENVIRONMENTAL MANAGEMENT AND DISSEMINATION OF GOOD PRACTICES.

A conscious positioning in relation to nature, the respect to environmental protection rules and excellence standards are present at each step of productive process adopted at Iochpe-Maxion's manufacturing units. Over the past three years, the company directed approximately R$8 million with a view to give support and make feasible initiatives concerned with an adequate environmental management and dissemination of good practices in relation to the issue. Only in 2005, approximately R$5 million were invested, more than the double of total directed in 2004.

PERMANENT COMMITMENT

Code of Ethics

Iochpe-Maxion formally expresses its commitment to respecting the environment through its code of ethics, edited and implemented in 2005, reaching all types of public involved.

Environment Committees

All Iochpe-Maxion's units rely on the advice of "Environmental Management Committees", composed of employees of various areas, especially those directly involved in the productive process. The Committees are responsible for adopting and standardizing the best environmental practices, identifying and solving "non-conformities", creating and developing educational, motivational campaigns and punctual actions directed to internal public, besides improving the Selective Collection structured Programs, present in all industrial units and Iochpe-Maxion's offices. In Cruzeiro, more than three tonnes of various materials were sent for recycling in 2005, exceeding in more than half tonne the total of 2004.

Permanent care

The adequate destination of residues generated by industrial activity and the re-utilization of materials during the productive cycle also integrate the set of priority initiatives in daily life of Iochpe-Maxion. In Cruzeiro, for instance, more than 60 thousand tonnes of sand used in the casting process were discarded in 2005 pursuant to the rules of proper environmental conduct, thus eliminating possible impacts to nature.

Other 100 tonnes/month of waste, before being sent to industrial embankments, are treated by specialized companies and then reused in the productive process. This work is supplemented by Environmental Patrol, which aims at inspecting all the company's areas, detecting possible environmental irregularities and sending them for adjustment to proper standards.

In order to minimize possible environmental impacts, potentially aggressive products have been eliminated and replaced in various stages of productive process. In 2005, such change gained momentum, recording important achievements. The bulk thinner used as degreaser and for dilution of synthetic varnish, for instance, was replaced with a differentiated solvent, atoxic and biodegradable.

Environmental certifications and licenses

In Cruzeiro, the Wheel and Chassis Division of Maxion Sistemas Automotivos is certified by ISO 14001 standard, which ensures the company's commitment to responsible environmentally operating methods and to the adoption of treatment processes and elimination of waste aligned to the most high requirement standards.



THE "DATA COLLECTING PLATFORM" IS PIONEER OF SUCH TYPE CONNECTED VIA SATELLITE FOR THE MONITORING OF WATER QUALITY OF RIO PARAIBA DO SUL, THE MOST IMPORTANT RIVER OF CRUZEIRO.

"ENVIRONMENTAL SCRIPT": BY MEANS OF SCHEDULED VISITS TO THE COMPANY, MONITORED BY PROFESSIONALS, STUDENTS RECEIVE GUIDANCE ABOUT THE WATER REDUCED CONSUMPTION, RECYCLING AND RE-UTILIZATION OF MATERIALS.

Iochpe-Maxion adopts processes in the elimination of waste, treatment of acid residues, industrial waste and sewer, which are in compliance with the prevailing environmental laws and with standards set forth by Cetesb – agency of the São Paulo State Government, responsible for the conduction and inspection of environmental and sanitation rules.

TAKING CARE OF THE ENVIRONMENT

In the relationship with the community and its representatives, Iochpe-Maxion also adopts and foments initiatives aiming at respecting the nature.

Environmental education for the community

Dissemination and reinforcement of perception about the relevance of environmental preservation are among the priorities of "Projeto Salas Verdes", a result of partnership between Amsted Maxion and the Environment Department of the city of Osasco. The company's support enabled in 2005 the inauguration of two first project units. To enhance the awareness as to the relevance of valuing the nature is also the focus of "Environmental Script", a program, which since 2003 has been developed by Iochpe-Maxion in Cruzeiro. By means of scheduled visits to the company, monitored by professionals, city schools students are given practical guidance about the reduction in water consumption, recycling and re-utilization of materials.

Environment week

With a view to multiplying the results of "Environment Internal Week", carried out in all its industrial units, in 2005, Iochpe-Maxion assumed the commitment to approximate the community to this initiative and promote actions integrated with other Cruzeiro's companies. the "Environment Week" assumed the shape of a "Writing Competition" in the city primary schools, awarding the best works and a "Parody Competition". As part of same work, Iochpe-Maxion made feasible the donation of waste selective collectors to local institutions.

Sustainable development

Iochpe-Maxion has been seeking to establish an effective and productive integration with institutions, such as Forest Police and Condema, the City Council of Environment Defense. In this area, one of the examples of mutual work is the installation of "Data Collecting Platform" – inaugurated in March 2005 – the first information collecting platform via satellite for the monitoring of water quality of Rio Paraiba do Sul, the most important river of Cruzeiro. Another relevant action is the "Reforestation Project of Riparian Forest", which intends to minimize the erosion problems and aggradations of bed of stream and estimates the plantation, handling and maintenance of approximately 25 thousand seedlings of region native trees in an approximate area of 2 hectares.



IN 2005, THE ECONOMIC WEALTH GENERATED BY IOCHPE-MAXION REACHED THE TOTAL AMOUNT OF R$412 MILLION.

DISTRIBUTION OF ADDED VALUE (DAV)

In 2005, the Economic Wealth Generated by Iochpe-Maxion reached R$412 million, of which R$193 million in nominal wages, R$101 million in taxes and contributions, R$46 million in interest rates and rentals, R$28 million in dividends and R$44 million of profit reinvestment.

Distribution of Added Value (DAV)



Shareholders 7%
Retained 11%
Third parties 11%
Government 24%
Employees 47%









IBASE STATEMENT

1 – Calculation Basis	2005 Amount (R$ thousand)			2004 Amount (R$ thousand)		
Net revenues (NR)			1,494,029			1,098,597
Operating income (OI)			140,487			94,136
Gross payroll (GP)			261,472			172,653
2 – Internal Social Indicators	Amount (thousand)	% over GP	% over NR	Amount (thousand)	% over GP	% over NR
Food	7,882	3%	1%	6,688	4%	1%
Mandatory social charges	58,192	22%	4%	41,736	24%	4%
Private pension scheme	766	0%	0%	562	0%	0%
Health	10,683	4%	1%	8,224	5%	1%
Occupational safety and health	4,309	2%	0%	3,091	2%	0%
Education	170	0%	0%	135	0%	0%
Culture	109	0%	0%	36	0%	0%
Training and professional development	1,717	1%	0%	1,175	1%	0%
Day-care or day-care allowance	0	0%	0%	0	0%	0%
Profit sharing	12,386	5%	1%	8,692	5%	1%
Other	3,384	1%	0%	2,452	1%	0%
Total – Internal social indicators	99,596	38%	7%	72,791	42%	7%
3 – External Social Indicators	Amount (thousand)	% over OI	% over NR	Amount (thousand)	% over OI	% over NR
Education	186	0%	0%	138	0%	0%
Culture	294	0%	0%	57	0%	0%
Health and sanitation	1	0%	0%	0	0%	0%
Sports	40	0%	0%	21	0%	0%
Hunger combat and food safety	3	0%	0%	28	0%	0%
Other	142	0%	0%	36	0%	0%
Total contributions to society	667	0%	0%	279	0%	0%
Taxes (excluding social charges)	85,775	61%	6%	80,557	86%	7%
Total – External social indicators	86,442	62%	6%	80,835	86%	7%
4 – Environmental Indicators	Amount (thousand)	% over OI	% over NR	Amount (thousand)	% over OI	% over NR
Investments related to the company's production/operations	5,078	4%	0%	2,026	2%	0%
Investments in external programs and/or projects	3	0%	0%	0	0%	0%
Total environmental investments	5,080	4%	0%	2,026	2%	0%
As regards setting "annual goals" to reduce waste generation, consumption in general in production/ operation and increase the effectiveness in the utilization of natural resources, the company:	( ) has no goals ( ) meets 0%-50% ( ) meets 51%-75% (X) meets 76%-100%			( ) has no goals ( ) meets 0%-50% ( ) meets 51%-75% (X) meets 76%-100%		
5 – Personnel Indicators						
Number of employees at the end of the period			6,508			6,069
Number of hires during the period			1,505			2,131
Number of outsourced employees			1,343			1,474
Number of interns			123			157
Number of employees over 45 years			951			801
Number of women working at the company			474			515
Number of management positions held by women			0.00%			5.00%
Number of afro-descendants working at the company			799			884



IBASE STATEMENT (Cont'd)

Number of management positions held by afro-descendants	0.00%	0.00%
Number of handicapped people or with special needs	276	301
5 – Relevant information about the company's citizenship practices	2005	2006 Targets
Relationship between the largest and the smallest compensation in the company	41.54	NA
Total number of occupational accidents	970	NA
Social and environmental projects developed by the company were defined by:	( ) board (x) board and managers ( ) all employees	( ) board (x) board and managers ( ) all employees
Safety and health standards at the workplace were defined by:	(x) board and managers ( ) all employees ( ) all + Cipa	(x) board and managers ( ) all employees ( ) all + Cipa
As regards the freedom of association, the right to collective bargaining and the internal representation of workers, the company:	(x) does not get involved ( ) follows ILO norms ( ) encourages and follows the ILO	(x) will not get involved ( ) will follow ILO norms ( ) will encourage and follow the ILO
The private pension scheme includes:	( ) board (x) board and managers ( ) all employees	( ) board ( ) board and managers ( ) all employees
The profit sharing scheme includes:	( ) board (x) board and managers (x) all employees	( ) board ( ) board and managers ( ) all employees
When selecting suppliers, the same ethical and social and environmental responsibility standards adopted by the company:	( ) are not taken into account (x) are suggested ( ) are required	( ) will not be taken into account (x) will be suggested ( ) will be required
As regards employees' participation in voluntary work programs, the company:	( ) does not get involved ( ) supports it (x) organizes and encourages it	( ) will not get involved ( ) will support it (x) will organize and encourage it
Total number of complaints and comments from consumers:	at the company 0 at Procon 0 at court 0	at the company 0 at Procon 0 at court 0
% of complaints and comments addressed or solved:	at the company NA at Procon NA at court NA	at the company NA at Procon NA at court NA
Total added value to be distributed (in thousands of R$):	**In 2005: 411,765**	**In 2004: 409,049**
Distribution of Added Value (DAV):	24.55% government 46.86% employees 6.91% shareholders 11.07% third parties 10.61% retained	36.59% government 40.36% employees 3.94% shareholders 10.63% third parties 6.06% retained

7 – Other Information

a) Private pension information was not made available by the lack of standardization of practices among the subsidiaries; b) DAV 2004 – Reclassification of R$4,338 referring to rentals, which in previous disclosure the 2004 year was classified as input; and c) Number of occupational accidents: number informed in 2004, 327, the correct number was 775. The number considered in 2004 by one of our subsidiaries was the number of accidents with absence period and not total recorded.



ART AT SCHOOL PROJECT

_ UNESCO Institutional Seal – Brazil / 2000
_ Winner of the "Cultura do Prêmio Eco" category/ AMCHAM / 1995
_ Finalist of "Eco Especial" Award / AMCHAM / 2002
_ Exemplary experience, portrayed in the "GIFE Guide on Private Social Investment in Education" / Group of Institutes, Foundations and Companies (GIFE) / 2003

FORMARE / FUNDAÇÃO IOCHPE

_ UNESCO Institutional Seal – Brazil
_ "Top Social ADVB" Award – SP / 1999
_ Finalist of Fundação Banco do Brasil de Tecnologia Social Award / 2001
_ Winner of the Education category of Eco 2004 Award / AMCHAM

CERTIFICATIONS

_ ISO 9001, OHSAS 18001 and ISO 14001 – Wheel and Chassis Division of Maxion Sistemas Automotivos
_ ISO 9001, ISO/TS 16949 – Automotive Components Division of Maxion Sistemas Automotivos
_ ISO 9001 and AAR – Association of American Railroads – Amsted Maxion

AWARDS

_ "As Melhores da Dinheiro 2005" Award – Best Social Responsibility and Environment Management – *Dinheiro* magazine









BOARD OF DIRECTORS
Ivoncy Brochmann Ioschpe – Chairman
Caio Marcio de Ávila Martins Pinhão – Member
Clayton Crystallino da Rocha – Member
Daniel Ioschpe – Member
Iboty Brochmann Ioschpe – Member
Mauro Knijnik – Member
Mauro Litwin Iochpe – Member
Nildemar Secches – Member

FISCAL BOARD
Ademar Rui Bratz
Luciano Carvalho Ventura
Maurício Diácoli

BOARD OF EXECUTIVE OFFICERS
Dan Ioschpe – Chief Executive Officer
Oscar A. Fontoura Becker – Chief Financial Officer and Investor Relations Officer
Armando Ulbricht Jr. – Officer
Marcos Luchese – Officer

MANAGING DIRECTORS – SUBSIDIARY AND JOINT VENTURE
Amsted Maxion Fundição e Equipamentos Ferroviários S.A. – José Antônio Correia Rodrigues

Maxion Sistemas Automotivos S.A.
_ Wheel and Chassis Division – Armando Ulbricht Jr.
_ Automotive Components Division – Marcos Luchese

EXTERNAL AUDITOR
KPMG Auditores Independentes
CRC 2SP014428/0-6

ADDRESSES
Iochpe-Maxion S.A.
Rua Luigi Galvani, 146 – 13º andar
CEP: 04575-020 – São Paulo – SP – Brazil
Phone: (55 11) 5508-3800 – Fax: (55 11) 5506-7353
E-mail: iochpe@iochpe.com.br
Site: www.iochpe-maxion.com.br

Amsted Maxion Fundição e Equipamentos Ferroviários S.A.
Addresses:
Headquarters
Rua Dr. Othon Barcelos, 77
CEP: 12730-010 – Cruzeiro – São Paulo – Brazil
Phone: (55 12) 3184-1400
E-mail: am@amsted-maxion.com.br
Site: www.amsted-maxion.com.br

Osasco branch
Av. Marechal Rondon, 1.380
CEP: 06093-010 – Osasco – São Paulo – Brazil
Phone: (55 11) 3699-7760
E-mail: am@amsted-maxion.com.br
Site: www.amsted-maxion.com.br

Hortolândia branch
Av. São João, s/n
CEP: 13184-902 – Hortolândia – São Paulo – Brazil
Phone: (55 19) 3819-6500
E-mail: am@amsted-maxion.com.br
Site: www.amsted-maxion.com.br



Wheel and Chassis Division of Maxion Sistemas Automotivos
Rua Dr. Othon Barcellos, 83
CEP: 12700-000 – Cruzeiro – SP – Brazil
Phone: (55 12) 3184-1000 – Fax: (55 12) 540-1185
E-mail: vendas@maxioncr.com.br
Site: www.maxioncr.com.br

Automotive Components Division of Maxion Sistemas Automotivos
Rua Haeckel Ben Hur Salvador, 100
CEP: 32341-000 – Contagem – MG – Brazil
Phone: (55 31) 2191-1500 – Fax: (55 31) 2191-1690
E-mail: maxioncomp@maxion.ind.br
Site: www.maxion.ind.br

Fundação Iochpe
Alameda Tietê, 618 – Casa 1
CEP: 01417-020 – Cerqueira César – São Paulo – SP – Brazil
Phone: (11) 3060-8388
Site: www.fiochpe.org.br

Art at School
www.artenaescola.org.br

Formare
www.formare.org.br







2005 FINANCIAL STATEMENTS



IOCHPE-MAXION

CONTENTS

Iochpe-Maxion presented a net income of R$72.1 million (earnings per share of R$1.355), a 41.9% increase over the R$50.8 million (earnings per share of R$0.955 after a pro-forma adjustment following the 2005 share reverse split) result of the previous year. The highlight was the growth in net operating revenues, the result of rising exports of railway equipment and industrial castings to the US market, higher domestic demand for railway equipment, and greater production of commercial vehicles in Brazil, driven mainly by automakers' exports. It is worth mentioning the appreciation of the local currency (R$) that curbed profitability on exports, and reduced the Company's gross margin in relation to 2004.

Consolidated net operating revenues reached R$1,494.0 million, a 36.0% rise over the previous year. Gross profit totaled R$288.7 million, a 26.9% increase; earnings before interest and taxes (EBIT) amounted to R$177.6 million, a 40.2% increase; and earnings before interest, taxes, depreciation and amortization (EBITDA) amounted to R$204.7 million, a 31.7% increase, always in relation to the previous year.

DOMESTIC MARKET

Automotive production in Brazil experienced growth in all its segments, especially because of rising export sales. The exception was the decrease on production of agriculture machinery, which reflected falling domestic demand for this segment. The table below reflects Brazilian production and export sales of vehicles for the periods shown.

In thousand units, except % variation

	Brazilian Production			Exports		
Segment	2005	2004	Var. (%)	2005	2004	Var. (%)
Passenger cars	1,930.6	1,756.6	9.9%	606.1	497.3	21.9%
Utility vehicles	365.7	318.4	14.9%	155.5	114.0	36.5%
Trucks	116.1	107.0	8.5%	37.0	25.4	46.0%
Buses	35.2	28.7	22.6%	18.9	12.9	46.3%
Total vehicles	2,447.6	2,210.7	10.7%	817.6	649.6	25.9%
Agriculture machinery	52.9	69.4	(23.8%)	30.7	31.0	(1.0%)

Source: Anfavea

The railway industry enjoyed solid growth, driven in particular by rising demand for freight cars. The table below summarizes demand of the Brazilian railway market for the periods shown.

Segment	2005	2004	Var. (%)
Freight cars (units)	7,270	5,642	28.9%
Railway castings (metric tons)	5,100	3,386	50.6%
Railway wheels (units)	48,231	41,595	16.0%

Source: Amsted Maxion estimates

EXPORT MARKETS

In 2005, exports amounted to US$96.0 million, or R$231.4 million, which represents an increase of 103.0% in Dollar terms, and 60.6% in local currency (R$) terms, over the previous year. Main destinations of the consolidated exports, in Dollar amount, were: USA (46%), Latin America (25%), Canada/Mexico (11%), Africa and Middle East (11%), Europe (7%) and Asia-Pacific (1%). The above consolidated export figures can also be broken down according to products, as follows: railway equipment 53%, commercial vehicles wheels accounted for 37%, and chassis 10%.

NET OPERATING REVENUES

The table below depicts net operating revenues (in million R$) according to Company or Division, in the domestic market and export markets, for the periods shown.

Company/Division	Market	2005	2004	Var. % 2005/2004
	Domestic	700.9	526.9	33.0%
	Export	108.4	99.5	8.9%
Maxion Sistemas Automotivos – Wheel and Chassis Division	Total	809.3	626.4	29.2%
	Domestic	91.7	148.9	(38.4%)
	Export	0.6	0.6	-
Maxion Sistemas Automotivos – Automotive Components Division	Total	92.3	149.5	(38.3%)
	Domestic	940.1	557.4	68.7%
	Export	244.8	88.1	177.9%
Amsted Maxion Fundição e Equipamentos Ferroviários	Total	1,184.9	645.5	83.6%
	Domestic	(470.1)	(278.7)	
	Export	(122.4)	(44.1)	
(-) Consolidation adjustments: 50% of Amsted Maxion Fundição e Equipamentos Ferroviários	Total	(592.5)	(322.8)	
	Domestic	**1,262.6**	**954.5**	**32.3%**
	Export	**231.4**	**144.1**	**60.6%**
Iochpe-Maxion – consolidated figures	Total	**1,494.0**	**1,098.6**	**36.0%**

SUBSIDIARIES AND JOINT VENTURES

Maxion Sistemas Automotivos Ltda. – Wheel and Chassis Division

The Wheel and Chassis Division, a supplier to the truck, bus, utility vehicle and agriculture machinery segments, presented net operating revenues of R$809.3 million in 2005, a 29.2% increase over 2004, and accounted for 54.2% of the Company's consolidated net operating revenues. This growth was the result of rising domestic production of trucks, buses and utility vehicles (please see details in the "Domestic market" section).

Net operating revenues in the Chassis segment reached R$463.4 million, a growth of 42.5% over 2004; while the wheels segment had net sales of R$345.9 million, an increase of 14.8% over the previous year. Export sales reached US$44.9 million, accounting for 13.4% of this division's total net operating revenues, and represented a 39.4% increase over the previous year in Dollar terms. The main export destination was the United States wheels market.

Maxion Sistemas Automotivos Ltda. – Automotive Components Division

In 2005, the Automotive Components Division, a manufacturer of locks, latches, door handles, knobs, keys and cylinder sets, handbrake levers, hinges, pedal sets, among other products to passenger car applications, had net operating revenues of R$92.3 million, a 38.3% decrease from 2004, and accounted for 6.2% of the Company's consolidated net operating revenue. This decrease follows the 2004 sale of assets of the window mechanism business. This business represented 50% of this division's net operating revenue in that year.

Amsted Maxion Fundição e Equipamentos Ferroviários S.A.

Amsted Maxion Fundição e Equipamentos Ferroviários, a manufacturer of railway freight cars, railway wheels and railway and industrial castings, is a joint venture between Iochpe-Maxion and Amsted Industries, the leading manufacturer of railway wheels and railway castings in North America.

In 2005, achieved net operating revenues of R$1,184.9 million, an 83.6% growth over 2004. Such growth was driven by a higher demand for railway freight cars, which resulted in 6,455 units sold in 2005, against 4,225 in 2004. Another important factor was a 232% rise in export sales, in Dollar terms, from US$30.1 million in 2004 to US$101.6 million. In terms of exports, the year's highlights were the sale of industrial and railway castings to ASF-Amsted and Caterpillar, both US based.

Amsted Maxion's order book at 2005 year-end totaled 3,081 units, to be delivered throughout 2006, representing sales of nearly R$600 million.

COMPARING 2005 AND 2004 RESULTS

Net operating revenues

Consolidated net operating revenues reached R$1,494.0 million in 2005, a 36.0% increase over the R$1,098.6 million presented during the previous year. This performance was the result of rising exports of railway equipment and industrial castings, higher domestic demand for railway equipments, and greater Brazilian production of commercial vehicles, driven mainly by automakers' exports.

Cost of goods sold

In 2005, the cost of goods sold was R$1,205.4 million (80.7% of consolidated net operating revenues), a 38.4% increase over the R$871.1 million recorded during 2004 (79.3% of consolidated net operating revenues). The main factor behind this growth was the increase in the volume of goods sold, and the corresponding increase in the amount of raw materials consumed.

Gross profit

In 2005, gross profit totaled R$288.7 million, a 26.9% increase over 2004, when the gross profit was R$227.5 million. The gross margin amounted to 19.3% in 2005, against 20.7% in 2004. This decrease in the margin is mainly the result of decreased margins in export sales, caused by the appreciation of the local currency (R$) against the US Dollar (average exchange rate of R$2.43 to US$1.00 in 2005, compared to R$2.92 to US$1.00 in 2004).

Operating expenses

Operating expenses amounted to R$111.1 million in 2005 (7.4% of consolidated net operating revenues), a 10.2% increase over 2004, when operating expenses totaled R$100.8 million (9.2% of consolidated net operating revenues). The decrease in the ratio between operating expenses and consolidated net operating revenues is attributable mainly to the absorption of sales growth by the fixed expenses. The rise in operating expenses value results from the growth in sales and the consequent increase in selling expenses (freights, commissions and royalties), as well as wage increases following union collective agreements.

Other operating expenses amounted to R$2.4 million in 2005, against R$6.6 million in 2004, the result of additional provisions for tax litigation.

Earnings before interest and taxes (EBIT)

In 2005, EBIT totaled R$177.6 million (11.9% of consolidated net operating revenues), compared with R$126.7 million in the previous year (11.5% of consolidated net operating revenues). Please see explanations in the "Gross profit" and "Operating expenses" sections.

Net financial expenses

In 2005, net financial expenses totaled R$37.1 million, a 13.9% increase over 2004, when net financial expenses were R$32.6 million. This increase is the result of higher net bank debt, which went from R$101.9 million in December 2004 to R$124.9 million in December 2005 (please see the "Liquidity and indebtedness" section).

Non-operating result

In 2005, non-operating result were negative in the amount of R$20.3 million, against a negative R$20.6 million the previous year.

Income tax and social contribution

In 2005, income tax and social contribution totaled R$48.0 million, a 111.4% increase over 2004, when income tax and social contribution were R$22.7 million. Income tax and social contribution in 2004 were reduced by R$13.6 million, following the constitution of deferred income tax and the use of tax losses resulting from corporate and operational restructuring during the third quarter of that year.

Net earnings

In 2005, net earnings amounted to R$72.1 million, a 41.9% increase over the R$50.8 million net earnings the previous year.

Earnings before interest, taxes, depreciation, and amortization (EBITDA)

The table below shows the EBITDA breakdown (in R$ millions) for the periods shown.

	2005	2004	Var. (%)
Net profit	72.1	50.8	41.9%
Income tax and social contribution	48.0	22.7	111.2%
Non-operating result	20.3	20.6	(1.4%)
Net financial expenses	37.1	32.6	13.9%
Depreciation and amortization	27.1	26.7	1.5%
Goodwill amortization	-	2	-
EBITDA	**204.7**	**155.5**	**31.7%**

In 2005, EBITDA reached R$204.7 million, a 31.7% rise over the R$155.5 million recorded in 2004. In 2005, the EBITDA margin was 13.7%, less than the 14.2% recorded in 2004, mainly due to reduced export margins (please see explanation in the "Gross profit" section).

CASH FLOW, LIQUIDITY AND INDEBTEDNESS

Cash flow

Operating activities

In 2005, cash generated from operating activities totaled R$61.0 million (against R$104.7 million in 2004). Such generation was impacted by rising working capital, the result of higher consolidated net operating revenues, especially from exports and from a reduction of R$24.4 million in customer cash advances, when compared to the previous year.

Investment activities

In 2005, cash used in investment activities amounted to R$84.0 million (against R$54.3 million in 2004). These funds were channeled mainly into the acquisition of new machinery, equipment and facilities designed to upgrade and expand production capacity. One highlight was the acquisition of the railway freight car assembly plant in Hortolândia, which was previously leased.

Financing activities

Cash generated from financing activities totaled R$1.1 million in 2005 (against R$10.9 million in 2004). Dividends amounted to R$16.1 million in 2005; no dividends were paid the year before. Amortization of principal and payment of interest on loans and debentures amounted to R$289.9 million in 2005, against R$222.7 million in 2004. In 2005, received new loans totaled R$305.2 million, against R$251.7 million in 2004.

Liquidity and indebtedness

Cash and marketable securities totaled R$52.0 million at 2005 year-end, all in the short term. Dollar-denominated cash and marketable securities accounted for approximately 8.8% of such amount.

Consolidated gross bank debt at the end of 2005 reached R$176.9 million, with R$79.2 million over the short term and R$97.7 million over the long term. The main denomination of this debt are the TJLP (long-term interest rate), accounting for 64% of total gross value, followed by the US Dollar at 33% and IGP-M (general inflation index) at 3%.

Net consolidated bank debt totaled R$124.9 million at 2005 year-end, against R$101.9 million the previous year (please see the "Cash flow" section for the reasons behind this growth). The ratio between this figure and EBITDA stood at 0.6x in 2005, the same as the 0.6x recorded in 2004. The net consolidated bank debt position at the end of 2005 was favorably impacted by R$32.6 million (compared to a favorable impact of R$43.0 million at the end of 2004), due to customers advances on railway freight car sales agreements to be delivered in 2006.

CAPITAL MARKET

Corporate governance

In November 2005, Iochpe-Maxion joined the Level 1 of Bovespa's Differentiated Corporate Governance Practices. During the year, two new advisory committees to the Board of Directors were implemented: the Variable Compensation Committee and the Audit Committee. Iochpe-Maxion also established the Code of Ethics and the Whistle Blow Policy for Accounting Practices.

Stock trading

Iochpe-Maxion's non-voting shares closed the year at R$19.00, a 27.5% increase over the previous year, whereas voting shares raised 6.0% closing the year at R$12.98. During this same period, the IBR-X, the index of the 100 most traded stocks on Bovespa, increased by 37.3%. At 2005 year-end, Iochpe-Maxion's market capitalization totaled R$900.5 million, book value per share was R$4.32, and the ratio between the price of a non-voting share and net income per share stood at 14x.

In 2005, the average daily trading of Iochpe-Maxion shares on the São Paulo Stock Exchange (Bovespa: MYPK3 and MYPK4) was R$443.4 thousand (against R$416.2 thousand in 2004). The average daily number of trades was 18 (against 23 in 2004).

Dividends

Management proposed to the Iochpe-Maxion Shareholders General Meeting the distribution of dividends amounting to R$28.4 million (R$16.1 million in 2004), or R$0.501355109 per voting share and R$0.551490620 per non-voting share, a 3.86% and 2.90% yield, respectively, based on each share prices at the end of 2005. Iochpe-Maxion's bylaws foresee dividends of at least 37% of the net profit (less eventual accumulated losses from previous years), with each non-voting share receiving an additional 10% when compared to each voting share.

Secondary public offer

As a subsequent event, on January 11, 2006, there was the announcement to the market of a secondary public offer of non-voting shares issued by Iochpe-Maxion, offered by BNDESPAR, FPS and Fundo Sinergia, together with details on the offer and an estimated schedule.

CVM INSTRUCTION NO. 381

In compliance with Instruction No. 381 by CVM, the securities commission in Brazil, we inform that during 2005, Iochpe-Maxion and its subsidiaries hired services not related to independent audit (consults regarding the interpretation of tax and corporate law and training) in the consolidated amount of R$17 thousand, that represents 4.7% of the consolidated amount paid to independent audit services. Iochpe-Maxion in discussion with its independent auditors concluded that the aforesaid services did not affect the independence and objectivity of the latter due to the scope and procedures that were carried out. Iochpe-Maxion adopts as policy to attend the regulations which define the restrictions to the services of independent auditors.

INVESTOR RELATIONS WEBSITE

The Iochpe-Maxion investor relations website www.iochpe-maxion.com.br contains complete information about the Company, including financial statements, presentations and releases.

Management

To
The Board of Directors and Shareholders
Iochpe-Maxion S.A.
São Paulo – SP

1. We have examined the accompanying balance sheets of Iochpe-Maxion S.A. and the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2005 and 2004 and the related statements of income, changes in shareholders' equity and changes in financial position for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements. The financial statements of the subsidiary Iochpe Holdings, LLC, as of December 31, 2005 and 2004, were audited by other independent auditors, and our opinion, insofar as it relates to the amount of this investment and the net income of this subsidiary, in the amounts of R$50,882 thousand (R$49,164 thousand in 2004) and R$7,879 thousand (R$4,128 thousand in 2004), respectively, is based solely on the unqualified reports of the other independent auditors, dated January 20, 2006 and January 24, 2005, respectively.

2. Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balance, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3. In our opinion and on the reports of the other independent auditors related to the subsidiary Iochpe Holdings, LLC, the aforementioned financial statements present fairly, in all material respects, the financial position of Iochpe-Maxion S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004, and the results of its operations, changes in its shareholders' equity and changes in its financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

4. Our examinations were performed with the objective of expressing an opinion on the financial statements taken as a whole, as of December 31, 2005 and 2004. The statements of cash flows and added value are supplementary to the aforementioned financial statements, and have been presented, voluntarily by the Company and its subsidiaries to users of the financial statements for possible additional analysis. This supplementary information was subject to the same audit procedures applied to the aforementioned financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.

January 27, 2006

KPMG Auditores Independentes
CRC 2SP014428/O-6

Adelino Dias Pinho
Accountant CRC 1SP097869/O-6

BALANCE SHEETS
DECEMBER 31, 2005 AND 2004 (IN THOUSANDS OF REAIS)

	Consolidated		Parent Company	
Assets	2005	2004	2005	2004
Current assets				
Cash and cash equivalents	51,962	73,926	19,695	14,812
Trade accounts receivable	151,733	122,538	-	-
Inventories	142,494	151,942	-	-
Interest on shareholders' equity and dividends receivable	-	-	19,366	13,584
Taxes recoverable	6,130	18,779	257	1,091
Deferred taxes	12,475	10,120	-	-
Prepaid expenses	1,962	1,679	-	-
Other accounts receivable	8,405	8,672	246	249
	375,161	387,656	39,564	29,736
Noncurrent assets				
Related parties	-	-	26,477	47,048
Trade accounts receivable	3,890	5,220	-	-
Taxes recoverable	21,361	12,945	940	918
Deferred taxes	32,353	40,090	-	-
Compulsory and judicial deposits	7,069	5,243	1,951	1,858
Other accounts receivable	2,741	3,810	-	-
	67,414	67,308	29,368	49,824
Permanent assets				
Investments	369	509	258,188	219,587
Property, plant and equipment	229,123	171,568	155	162
Deferred charges	2,864	4,171	-	-
	232,356	176,248	258,343	219,749
	674,931	631,212	327,275	299,309

See the accompanying notes to the financial statements.

BALANCE SHEETS
DECEMBER 31, 2005 AND 2004 (IN THOUSANDS OF REAIS)

	Consolidated		Parent Company	
Liabilities, minority interest and shareholders' equity	2005	2004	2005	2004
Current liabilities				
Financing and loans	79,195	88,712	-	-
Debentures	-	28,134	-	28,134
Accounts payable to suppliers	66,557	68,305	-	-
Taxes and contribution payable	3,891	13,268	69	38
Salaries and vacation payable	30,672	25,931	375	327
Related parties	-	-	53,113	50,263
Advances to customers	43,037	67,483	-	-
Proposed dividends	28,490	16,118	28,482	16,118
Tax recovery program (REFIS)	-	11,107	-	-
Provision for negative equity	-	-	3,389	6,880
Provision for contingencies	13,360	13,759	10,480	9,358
Other accounts payable	18,470	12,081	1,128	1,650
	283,672	344,898	97,036	112,768
Noncurrent liabilities				
Financing and loans	97,694	58,983	-	-
Tax recovery program (REFIS)	-	153	-	-
Provision for contingencies	46,866	38,032	308	308
Other accounts payable	16,586	2,746	-	-
	161,146	99,914	308	308
Minority interest	182	167	-	-
Shareholders' equity				
Capital	161,463	161,463	161,463	161,463
Profit reserves	68,468	24,770	68,468	24,770
	229,931	186,233	229,931	186,233
	674,931	631,212	327,275	299,309

See the accompanying notes to the financial statements.

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2005 AND 2004 (IN THOUSANDS OF REAIS)

	Consolidated		Parent Company	
	2005	2004	2005	2004
Revenues				
Sales of goods and services rendered	1,814,386	1,315,664	-	-
Deductions				
Sales taxes	(294,428)	(198,168)	-	-
Returns and discounts	(25,929)	(18,899)	-	-
Net revenues	1,494,029	1,098,597	-	-
Cost of goods sold and services rendered	(1,205,374)	(871,084)		-
Gross profit	288,655	227,513	-	-
(Expenses) other operating income				
Sales	(65,452)	(55,339)	-	-
Administrative and general expenses	(41,312)	(35,256)	(5,926)	(5,514)
Management remuneration	(1,929)	(1,602)	(1,929)	(1,602)
Financial expenses	(40,734)	(39,938)	(6,038)	(11,354)
Financial income	3,616	7,360	2,372	7,530
Equity in income of subsidiaries	-	-	86,509	96,184
Amortization of goodwill	-	(2,016)	-	(2,016)
Other operating (expenses) income	(2,357)	(6,586)	43	848
	(148,168)	(133,377)	75,031	84,076
Operating income	140,487	94,136	75,031	84,076
Nonoperating result	(20,272)	(20,570)	(2,900)	(9,650)
Net income before income and social contribution taxes and minority interest	120,215	73,566	72,131	74,426
Income and social contribution taxes				
Current	(42,642)	(15,304)	-	-
Deferred	(5,382)	(7,412)	-	(23,600)
Net income before minority interest	72,191	50,850	72,131	50,826
Minority interest	(60)	(24)		-
Net income for the year	72,131	50,826	72,131	50,826
Net income per share (in 2004 adjusted pro forma to the reverse split occurred in 2005 – Note 17e) – R$			1,355	0,955
Number of shares at year-end			53,232,304	

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2005 AND 2004 (IN THOUSANDS OF REAIS)

		Profit reserves			
Parent Company	Capital	Legal reserve	Statutory reserve for investments and working capital	(Accumulated losses)/ Retained earnings	Total
Balances at January 1st, 2004	161,463	-	-	(9,938)	151,525
Net income for the year	-	-	-	50,826	50,826
Distributions:					
Legal reserve	-	2,044	-	(2,044)	-
Statutory reserve for investments and working capital	-	-	22,726	(22,726)	-
Proposed dividends (R$5.68 and R$6.25 per lot of thousand shares of common bearer stock and preferred bearer stock, respectively)	-	-	-	(16,118)	(16,118)
Balances at December 31, 2004	161,463	2,044	22,726	-	186,233
Net income for the year	-	-	-	72,131	72,131
Distributions:					
Legal reserve	-	3,607	-	(3,607)	-
Statutory reserve for investments and working capital	-	-	40,091	(40,091)	-
Proposed dividends (R$0.501355109 and R$0.551490620 per and preferred bearer stock, respectively)	-	-	-	(28,433)	(28,433)
Balances at December 31, 2005	161,463	5,651	62,817	-	229,931

STATEMENTS OF CHANGES IN FINANCIAL POSITION

YEARS ENDED DECEMBER 31, 2005 AND 2004 (IN THOUSANDS OF REAIS)

	Consolidated		Parent Company	
	2005	2004	2005	2004
Source of funds				
Operations				
Net income for the year	72,131	50,826	72,131	50,826
Items not affecting working capital				
Depreciation and amortization	27,119	26,744	14	32
Residual cost on disposal of fixed assets	784	24,393	85	117
Deferred taxes – noncurrent	(4,909)	2,869	-	23,600
Equity in income of subsidiaries	-	-	(86,509)	(96,184)
Amortization of goodwill	-	2,016	-	2,016
Interest and monetary and exchange variation assets – noncurrent	(4,698)	262	(225)	(4,935)
Interest and monetary and exchange variation liabilities – noncurrent	3,362	13,775	-	636
Minority interest	15	8	-	-
Resources from (applied in) operations	93,804	120,893	(14,504)	(23,892)
From subsidiaries				
Interest on shareholders' equity and dividends received	-	-	24,966	16,678
Interest on shareholders' equity and dividends receivable	-	-	19,366	13,584
Receipt of goodwill	-	-	21,817	26,615
Transfer of net assets	-	-	(1,157)	7,879
Reduction of provision for negative equity	-	-	3,491	1,362
From third parties				
Increase in noncurrent assets				
Financing	104,769	103,509	-	-
Other accounts payable	25,045	12,292	-	-
Decrease in long-term receivables	24,431	9,957	90	6,644
	248,049	246,651	54,069	48,870
Application of funds				
Noncurrent assets				
Addition	14,930	10,871	69	919
Related parties	-	-	-	2,091
Permanent assets				
Property, plant and equipment	84,011	54,314	7	21
Deferred charges	-	810	-	-
Decrease in long-term liabilities				
Transfer to current liabilities	71,217	111,823	-	25,547
Other	727	5,590	-	5,038
Proposed dividends	28,433	16,118	28,433	16,118
	199,318	199,526	28,509	49,734
Increase (decrease) in working capital	48,731	47,125	25,560	(864)
Changes in working capital				
Current assets				
At end of year	375,161	387,656	39,564	29,736
At beginning of year	387,656	187,397	29,736	10,708
	(12,495)	200,259	9,828	19,028
Current liabilities				
At end of year	283,672	344,898	97,036	112,768
At beginning of year	344,898	191,764	112,768	92,876
	(61,226)	153,134	(15,732)	19,892
	48,731	47,125	25,560	(864)

See the accompanying notes to the financial statements.

STATEMENTS OF CASH FLOWS – INDIRECT METHOD

YEARS ENDED DECEMBER 31, 2005 AND 2004 (IN THOUSANDS OF REAIS)

	Consolidated		Parent Company	
	2005	2004	2005	2004
Cash flows from operating activities				
Net income for the year	72,131	50,826	72,131	50,826
Adjustments to reconcile net income to net cash operating activities				
Depreciation and amortization	27,119	26,744	14	32
Deferred taxes – current and noncurrent assets	5,382	7,412	-	23,600
Amortization of goodwill	-	2,016	-	2,016
Residual cost on disposal of fixed assets	784	24,393	85	117
Equity in net income of subsidiaries	-	-	(86,509)	(96,184)
Interest on shareholders' equity and dividends from subsidiaries				
Received in current year	-	-	24,966	16,678
Receivable	-	-	19,366	13,584
Changes in assets and liabilities				
Increase in accounts receivable	(27,865)	(58,276)	-	-
Decrease (increase) in inventories	9,448	(75,420)	-	-
(Decrease) increase in accounts payable to suppliers	(1,748)	30,572	-	-
Decrease (increase) in other accounts receivable, taxes recoverable and remaining accounts	3,460	(11,297)	15,511	24,276
(Decrease) increase in other accounts payable, provisions and remaining accounts	(19,460)	98,335	(12,540)	(1,143)
(Decrease) increase in income and social contribution taxes	(8,264)	9,426	-	-
Net cash provided by operating activities	60,987	104,731	33,024	33,802
Cash flows from investment activities				
Acquisition of property, plant and equipment	(84,011)	(54,314)	(7)	(21)
Net cash used in investment activities	(84,011)	(54,314)	(7)	(21)
Cash flows from financing activities				
Loans	305,241	251,679	-	-
Loans/debentures payments	(289,928)	(222,690)	(26,321)	(19,164)
Interest paid – loans/debentures	(14,253)	(18,133)	(1,813)	(4,550)
Net cash provided by (used in) financing activities	1,060	10,856	(28,134)	(23,714)
(Decrease) increase in cash and cash equivalents	(21,964)	61,273	4,883	10,067
At beginning of year	73,926	12,653	14,812	4,745
At end of year	51,962	73,926	19,695	14,812
(Decrease) increase in cash and cash equivalents	(21,964)	61,273	4,883	10,067

See the accompanying notes to the financial statements.

STATEMENTS OF ADDED VALUE
YEARS ENDED DECEMBER 31, 2005 AND 2004 (IN THOUSANDS OF REAIS)

	Consolidated		Parent Company	
	2005	2004	2005	2004
Income (expenses)				
Sales of goods and services rendered	1,814,386	1,315,664	-	-
Provision for doubtful accounts – (increase) reversal	(1,328)	2,777	-	-
Nonoperating result	(20,272)	(20,570)	(2,900)	(9,650)
	1,792,786	1,297,871	(2,900)	(9,650)
Inputs acquired from third parties (including ICMS and IPI Taxes)				
Raw materials consumed	1,066,512	606,190	-	-
Cost of goods sold and services rendered	148,599	177,160	-	-
Materials, power, third parties services and others	142,407	84,072	3,760	1,714
	1,357,518	867,422	3,760	1,714
Gross added value	435,268	430,449	(6,660)	(11,364)
Retentions				
Depreciation and amortization	(27,119)	(26,744)	(14)	(32)
Amortization of goodwill	-	(2,016)	-	(2,016)
(Reduced) added value (consumed by) produced by the Company and its subsidiaries	408,149	401,689	(6,674)	(13,412)
Transferred added value				
Equity in net income of subsidiaries	-	-	86,509	96,184
Financial income	3,616	7,360	2,372	7,530
	3,616	7,360	88,881	103,714
Total added value to be distributed	411,765	409,049	82,207	90,302
Distribution of added value				
Employees				
Payroll and related charges	177,543	151,893	2,944	2,512
Workers' participation	15,425	13,185	82	42
Taxes				
Federal	118,747	153,454	815	25,386
State	(17,955)	(7,781)	-	-
Municipal	277	4,004	13	8
Financiers				
Interest	40,734	39,938	6,038	11,354
Rental	4,854	3,530	184	174
Interest on shareholders' equity and dividends	28,442	16,118	28,433	16,118
Legal reserve	3,607	2,044	3,607	2,044
Statutory reserve for investment and working capital	40,091	22,726	40,091	22,726
Compensation of accumulated losses	-	9,938	-	9,938
	411,765	409,049	82,207	90,302

See the accompanying notes to the financial statements

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004 (IN THOUSANDS OF REAIS)

1. OPERATIONS

The Company is located in São Paulo, and its main activity is to invest in companies which manufacture and sell components for road and railway vehicles, industrial castings and spareparts.

Its industrial complex is composed of 5 factories in Brazil. Three of them are involved in the railway equipment sector and two in the automotive sector. They are described briefly, below:

Railway equipment factories: Amsted Maxion Fundição e Equipamentos Ferroviários S.A. operates through three divisions: Cruzeiro – SP division – involved with the production of industrial and railway castings, railway wheels and railway cargo wagons; Osasco – SP division – production of industrial and railway castings; and Hortolândia – SP division – production of railway cargo wagons.

Automotive component factories: Maxion Sistemas Automotivos Ltda. operates through two divisions: the Wheels and Chassis Division (Cruzeiro – SP) manufactures and commercializes complete chassis, crossbeams and heavy wheels; the Automotive Components Division (Contagem – MG) manufactures and commercializes brake levers, pedal sets, jacks and other automotive components.

In addition to the units described above, Iochpe-Maxion S.A. has nonoperating subsidiaries and subsidiaries abroad:

Maxion Componentes Estruturais Ltda.: A Company which currently holds a portion of the shareholders interest in Maxion Sistemas Automotivos Ltda.

Maxion Structural Components USA, Inc.: A Company with its head office in Miami, USA, the objective of which is to manage inventories and commercialize products of the Wheels and Chassis Division for the North American and Mexican markets.

Iochpe Holdings, LLC: A nonoperating Company headquartered in Delaware, USA, which holds shareholders interest in Maxion Structural Components USA, Inc.

Tecob Cobranças, Representações e Comércio Ltda.: In June 2005 the operating activities were transferred to the branch of Maxion Sistemas Automotivos Ltda. in Porto Alegre – RS. After this date the Company became idle.

Newbridge Strategic Partners: A nonoperating Company headquartered in Cayman, BVI, which is idle since 2003.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

The individual and consolidated financial statements were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities Exchange Commission.

Description of significant accounting policies

a. Statement of income

Income and expenses are recognized on the accrual basis.

Revenue from the sale of goods is recognized in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognized in the statement of income in proportion to the stage of completion of the service. Revenue is not recognized if there are significant uncertainties as to its realization.

b. Accounting estimatives

The preparation of the financial statements in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, inventories, deferred tax assets, provision for contingencies and valuation of financial instruments. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company and its subsidiaries review the estimates and assumptions at least quarterly.

DECEMBER 31, 2005 AND 2004 (IN THOUSANDS OF REAIS)

c. Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into Reais at the foreign exchange rate ruling at the balance sheet date, and the foreign exchange differences arising on translation are recognized in the statement of income. For the subsidiary located abroad, the assets and liabilities were translated into Reais at the foreign exchange rate ruling at the balance sheet date.

d. Current and noncurrent assets

- **Interest earning bank deposits**

  Interest earning bank deposits are recorded at cost plus income accrued up to the balance sheet date.
- **Allowance for doubtful accounts**

  The allowance for doubtful accounts was calculated at an amount considered adequate by management to cover any losses arising on collection of accounts receivable.
- **Inventories**

  Inventories are stated at the lower of average cost or market value.

  The cost of inventories includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overhead based on normal operating capacity.
- **Other current and noncurrent assets**

  Presented at the net realizable amount.

e. Permanent assets

- **Investments**

  Investments in subsidiaries were valued using the equity method. Other investments were valued at cost, less a provision for devaluation, when applicable.
- **Property, plant and equipment**

  Property, plant and equipment are recorded at the cost of acquisition, formation or construction. Depreciation is calculated using the straight-line method at rates, which take into account the estimated useful lives of the assets.
- **Deferred charges**

  Deferred charges are recorded at purchase and formation cost, less amortization, which is calculated by the straight-line method at rates that consider the useful life of the intangible assets. The deferred charges accounted for refer to expenditures mainly with development of new products.

f. Current and noncurrent liabilities

Stated at the known amounts or estimated, plus, when applicable, the corresponding charges and/or monetary and exchange variations incurred up to the balance sheet date.

g. Provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

h. Income and social contribution taxes

The income and social contribution taxes, both current and deferred, are calculated based on the rates of 15% plus a surcharge of 10% on taxable income in excess of R$240 thousand for income tax and 9% on taxable income for social contribution on net income, and consider the offsetting of tax loss carryforward and negative basis of social contribution limited to 30% of the taxable income.

The deferred tax assets resulting from carryforward tax losses, negative basis of social contribution and temporary differences were recorded in accordance with CVM Instruction No. 371 of June 27, 2002, and consider past profitability and expectations of future taxable income, based on a technical viability study.

i. Statements of cash flows

The Company and its subsidiaries are presenting the statements of cash flows prepared in accordance with NPC 20 – Statement of Cash Flows, issued by IBRACON (Brazilian Institute of Independent Auditors).

DECEMBER 31, 2005 AND 2004 (IN THOUSANDS OF REAIS)

j. Statements of added value

The Company and its subsidiaries are presenting the statements of added value, prepared in accordance with Circular-Notice/CVM/SNC/SEP/01/05, the aim of which is to demonstrate the value of the wealth generated by the Company and its subsidiaries and the distribution among the elements that contributed to its generation.

All the information presented has been obtained from the accounting records of the Company and its subsidiaries. Specific information contained in the traditional statement of income has been reclassified, due to the fact that, in the statement of added value, it was considered as distribution of the added value generated.

k. Reclassifications

The financial statements of the year ended December 31, 2004 were reclassified to enable better comparability with the current financial statements. The reclassified recorded refers to advance to suppliers in the amount of R$2,589 from other accounts receivable to inventories.

3. CONSOLIDATED FINANCIAL STATEMENTS

The accounting policies have been consistently applied in all the consolidated companies and are consistent with those used in the previous year.

The consolidated financial statements include the financial statements of Iochpe-Maxion S.A. and its subsidiaries, as listed below:

	Direct Ownership – %		Indirect Ownership – %	
	2005	2004	2005	2004
Amsted Maxion Fundição e Equipamentos Ferroviários S.A.	50.00	50.00	-	-
Maxion Sistemas Automotivos Ltda. (1)	6.17	6.17	93.72	93.72
Maxion Componentes Estruturais Ltda.	99.99	99.99	-	-
Maxion Structural Components USA, Inc. (2)	-	-	100.00	100.00
Iochpe Holdings, LLC	100.00	100.00	-	-
Tecob Cobranças, Representações e Comércio Ltda.	99.99	99.99	-	-
Newbridge Strategic Partners	100.00	100.00	-	-

(1) Consolidation by the Maxion Componentes Estruturais Ltda.
(2) These financial statements were consolidated by the subsidiary Iochpe Holdings, LLC

Description of main consolidation procedures

a. Elimination of intercompany asset and liability account balances;
b. Elimination of investment in the capital, reserves and retained earnings of the subsidiaries;
c. Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions;
d. Identification of minority interests in the consolidated financial statements.

DECEMBER 31, 2005 AND 2004 (IN THOUSANDS OF REAIS)

In accordance with CVM Instruction No. 247/96, the proportional consolidation of the financial statements of the joint controlled subsidiary Amsted Maxion Fundição e Equipamentos Ferroviários S.A. is being prepared and presented due to the 50% ownership in this subsidiary. The main accounting group of assets and liabilities and the net income of this subsidiary are demonstrated as follows:

	Amsted Maxion Fundição e Equipamentos Ferroviários S.A.	
	2005	2004
Balance sheets		
Current assets	259,507	250,002
Noncurrent assets	54,868	35,207
Permanent assets	118,590	61,726
Total assets	432,985	346,935
Current liabilities	265,431	246,134
Noncurrent liabilities	105,569	64,152
Shareholders' equity	61,985	36,649
Total liabilities and shareholders' equity	432,985	346,935
Statements of income		
Net sales of goods	1,184,873	645,509
Cost of goods sold	(984,601)	(541,883)
Gross profit	200,272	103,626
Operating expenses	(100,745)	(56,725)
Nonoperating expences	(190)	(21)
Income and social contribution taxes	(30,529)	(14,980)
Net income for the year	68,808	31,900

4. CASH AND CASH EQUIVALENTS

	Consolidated		Parent Company	
	2005	2004	2005	2004
Current:				
Cash and banks	28,471	31,466	270	95
Interest earning bank deposits	20,010	42,460	19,425	14,717
Cash in transit	3,481	-	-	-
	51,962	73,926	19,695	14,812

Interest earning bank deposits refer substantially to Fixed Income Funds, remunerated at rates which vary from 98% to 109% of the CDI.

Cash in transit refers to payment orders in the amount of US$1,487 thousand made by Maxion Structural Components USA, Inc., on December 23, 2005, to Maxion Sistemas Automotivos Ltda. for the settlement of trade notes, which are pending exchange closing for translation into Reais.

DECEMBER 31, 2005 AND 2004 (IN THOUSANDS OF REAIS)

5. TRADE ACCOUNTS RECEIVABLE (CONSOLIDATED)

	2005	2004
Current:		
Domestic customers	107,720	108,174
Foreign customers	55,525	36,791
Discounted receivables	(9,041)	(20,089)
Allowance for doubtful accounts	(2,471)	(2,338)
	151,733	122,538
Noncurrent:		
Domestic customers	11,157	9,982
Foreign customers	-	2,097
Allowance for doubtful accounts	(7,267)	(6,859)
	3,890	5,220

6. INVENTORIES (CONSOLIDATED)

	2005	2004
Finished goods	50,697	40,909
Work in progress	5,847	10,667
Raw materials	78,209	86,533
Auxiliary and maintenance materials	2,588	6,148
Packaging and storeroom materials	2,208	2,889
Provision for slow moving inventories and loss of inventories	(2,345)	(407)
Advance to supply	4,404	2,589
Imports in transit	886	2,614
	142,494	151,942

December 31, 2005 and 2004 (In thousands of Reais)

7. RELATED PARTY TRANSACTIONS

The main balances of assets and liabilities as of December 31, 2005, as well as the transactions that influenced the income for the year, related to operations with related parties, result from transactions between the Company and its subsidiaries, which were performed under normal market conditions for similar types of operations.

	Direct Subsidiaries										Indirect Subsidiaries					
	Maxion Componentes Estruturais Ltda.		Amsted Maxion Fundição e Equipamentos Ferroviários S.A.		Iochpe Holdings, LLC		Tecob Cobranças, Representações e Comércio Ltda.		Maxion Sistemas Automotivos Ltda.		Maxion Structural Components USA, Inc.		Total		Parent Company	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Assets																
Accounts receivable from acquision of goods and services	-	-	-	-	-	-	-	-	12,331	8,769	363	2,064	12,694	10,833	-	-
Interest on shareholders' equity and dividends	13,694	9,469	-	-	-	-	-	-	-	-	-	-	13,694	9,469	19,366	13,584
Noncurrent assets (loan contracts)	-	-	-	-	53,113	50,263	-	-	3,432	-	-	-	56,545	50,263	26,477	47,048
Liabilities																
Suppliers	-	-	-	-	-	-	-	-	363	2,064	12,331	8,769	12,694	10,833	-	-
Interest on shareholders' equity and dividends	13,693	9,469	4,771	1,409	-	-	-	-	14,604	2,706	-	-	33,068	13,584	-	-
Obligations (loan contracts)	-	-	-	-	-	-	3,432	15,288	19,320	23,737	7,157	8,023	29,909	47,048	53,113	50,263
Provision for negative equity	-	-	-	-	-	-	3,389	6,880	-	-	-	-	3,389	6,880	3,389	6,880
Income																
Sale of goods	-	22,745	-	-	-	-	-	-	42,510	15,034	-	-	42,510	37,779	-	-
Purchases	-	-	-	-	-	-	-	-	-	-	42,396	37,430	42,396	37,430	-	-
Financial expenses	-	(3,499)	-	-	-	-	-	-	(954)	(1,879)	(82)	(93)	(1,036)	(5,471)	(4,727)	(3,566)
Financial income	-	-	-	-	8,796	6,690	-	-	-	-	-	-	8,796	6,690	1,036	5,471
Other nonoperating income (expenses)	-	-	-	-	-	-	2,568	919	895	-	-	-	3,463	919	(3,463)	(919)

The balance of R$19,320 (R$23,737 at December 31, 2004) with Maxion Sistemas Automotivos Ltda. is composed as follows:

- R$2,874 (during 2005 the amount of R$21,817 was received and interest of R$954 was allocated referring to the balance of R$23,737 outstanding at December 31, 2004) of the purchase agreement for the commercial fund entered into in 1966, plus interest of 1.5% per month, renegotiated quarterly, with maturity on December 31, 2006;
- R$16,446 referring to the net total assets of the former agricultural machinery division, disposed of in prior years, with no maturity date, transferred in 2005 from Tecob Cobranças, Representações e Comércio Ltda. ("Tecob"). The services provided by Maxion Sistemas Automotivos Ltda. are authorized by a business mandate transferred from Tecob.

The balance of R$7,157 (R$8,023 as of December 31, 2004) with Maxion Structural Components USA, Inc. refers to a loan that was used, principally, to pay suppliers and repay bank loans. It is updated by exchange variation plus interest of 1.41% p.a., with maturity on February 1, 2006.

The balance of R$53,113 (R$50,263 as of December 31, 2004) with Iochpe Holdings, LLC refers to a loan that was used to pay debts of commercial papers, plus interest of 6% p.a., with maturity on February, 1, 2006.

December 31, 2005 and 2004 (In thousands of Reais)

On December 31, 2005 and 2004 the Company had the following guarantees related to loans, financing and advances from customers. On December 31, 2005 and 2004, the Company presented the following amounts of guarantees and sureties related to loans, financing and advances from customers:

	Sureties Given	Guarantee Reais
Maxion Sistemas Automotivos Ltda.	76,068	
Amsted Maxion Fundição e Equipamentos Ferroviários S.A.	(*) 33,198	-
Balances at December 31, 2005	109,266	-
Balances at December 31, 2004	177,016	16,017

(*) [illegible]

8. TAX RECOVERABLE (CONSOLIDATED)

	2005	2004
Value added tax on sales and services (ICMS)	21,522	12,832
Excise tax (IPI)	2,339	2,858
Income tax (IRPJ)	943	10,536
Employees' profit participation program (PIS)	1,297	1,132
Tax for social security financing of social contribution (COFINS)	1,327	3,484
Others	63	832
	27,491	31,724
Current assets	(6,130)	(18,779)
Noncurrent assets	21,361	12,945

9. INVESTMENTS

a. Composition of balances

	Consolidated		Parent Company	
	2005	2004	2005	2004
Equity in subsidiaries	-	-	257,944	219,258
Other investments	369	509	244	329
	369	509	258,188	219,587

DECEMBER 31, 2005 AND 2004 (IN THOUSANDS OF REAIS)

b. Movement of balances in subsidiaries

	2005						2004
	Maxion Componentes Estruturais Ltda.	Amsted Maxion Fundição e Equipamentos Ferroviários S.A.	Maxion Sistemas Automotivos Ltda.	Iochpe Holdings, LLC	Tecob Cobranças, Representações e Comércio Ltda.	Total	Total
Balance at January 1	142,399	18,324	9,371	49,164	-	219,258	148,555
Equity in net income of subsidiaries	43,997	34,406	2,897	1,718	3,491	86,509	96,184
Dividends and interest on shareholders' equity received	(7,507)	(16,965)	(494)	-	-	(24,966)	(16,678)
Dividends and interest on shareholders' equity receivable	(13,694)	(4,771)	(901)	-	-	(19,366)	(13,584)
Amortization of income not realized				-	-	-	6,528
Loss from variation in the ownership percentage in subsidiaries			-	-	-	-	(385)
Transfer to provision for negative equity	-	-	-	-	(3,491)	(3,491)	(1,362)
Balance at December 31	165,195	30,994	10,873	50,882	-	257,944	219,258

DECEMBER 31, 2005 AND 2004 (IN THOUSANDS OF REAIS)

c. Information on the subsidiaries companies

	Maxion Componentes Estruturais Ltda.		Amsted Maxion Fundição e Equipamentos Ferroviários S.A.		Maxion Sistemas Automotivos Ltda.		Iochpe Holdings, LLC (*)		Tecob Cobranças, Representações e Comércio Ltda.	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Capital	102,111	102,111	33,267	33,267	123,703	123,703	33,254	37,711	500	500
Quantity of shares or quotas owned (in lots of one thousand)										
- Common	-	-	921,430	921,430	-	-	1	1	-	-
- Preferred	-	-	1,788,585	1,788,585	-	-	-	-	-	-
- Quotas	102,111	102,111	-	-	7,636	7,636	-	-	500	500
Shareholders' equity	165,193	142,399	61,985	36,649	176,121	152,156	50,882	49,164	(3,389)	(6,880)
(-) Adjustment of unrealized profit on inventories	-	-	-	-	(398)	(349)	-	-	-	-
(=) Adjusted shareholders' equity	165,193	142,399	61,985	36,649	175,723	151,807	50,882	49,164	(3,389)	(6,880)
Interest in capital at the end of the year – %	99.99	99.99	50.00	50.00	6.17	6.17	100.00	100.00	99.99	99.99
Interest in shareholders' equity – %	71.84	76.46	13.48	9.84	4.72	5.03	22.13	26.40	-	-
Net income (loss) for the year	43,985	74,730	68,808	31,900	58,417	40,410	7,879	4,128	3,492	(3,145)

DECEMBER 31, 2005 AND 2004 (IN THOUSANDS OF REAIS)

10. PROPERTY, PLANT AND EQUIPMENT

	Average rate of depreciation % a.a.	Consolidated 2005 Cost	Consolidated 2005 Depreciation	Consolidated 2005 Net	Consolidated 2004 Net	Parent Company 2005 Cost	Parent Company 2005 Depreciation	Parent Company 2005 Net	Parent Company 2004 Net
Buildings and improvements	4	88,961	(38,255)	50,706	33,954	-	-	-	-
Machinery and equipment	10	248,913	(156,555)	92,358	75,363	-	-	-	-
Patterns	10 to 33 (*)	19,879	(15,686)	4,193	6,456	-	-	-	-
Furniture and fixtures	10	6,064	(3,653)	2,411	3,022	747	(747)	-	-
Vehicles	20	1,141	(772)	369	256	-	-	-	-
Computer equipment	20	6,845	(4,638)	2,207	2,027	584	(533)	51	58
Others	10 and 20	10,575	(1,466)	9,109	892	104	-	104	104
Tools	20	27,247	(18,260)	8,987	11,061	-	-	-	-
Land		9,191	-	9,191	5,338	-	-	-	-
Construction in progress (**)		24,526	-	24,526	12,539	-	-	-	-
Spare parts of machinery		18,828	-	18,828	13,772	-	-	-	-
Advances to suppliers		6,238	-	6,238	6,888	-	-	-	-
		468,408	(239,285)	229,123	171,568	1,435	(1,280)	155	162

(*) Average rate of [illegible] in 2005 and [illegible] in 2004.
(**) Refers basically to the buildings in the amount of [illegible]

DECEMBER 31, 2005 AND 2004 (IN THOUSANDS OF REAIS)

11. DEFERRED CHARGES (CONSOLIDATED)

	2005	2004
Development of new products	7,199	7,171
Computerized systems	1,283	247
Expansion costs	252	266
	8,734	7,684
Accumulated amortization	(5,870)	(3,513)
	2,864	4,171

12. LOANS AND FINANCING (CONSOLIDATED)

	Index	Annual Interest - %	2005	2004
Local currency:				
BNDES	TJLP	3.6 to 6.5	110,990	34,440
Working capital	CDI	1.5	-	45,012
FINAME	TJLP	5.0 to 9.0	9,299	5,835
PRO Industry and PROIM	IGP-M	0 to 6.0	4,773	5,090
Foreign currency:				
ACC – US$5,925 (2004 – US$2,630)		2.78 to 5.0	13,870	6,980
Import US$4,767 (2004 – US$3,285)		3.375 to 5.9	11,159	8,710
Pre-Export US$11,448 (2004 – US$15,683)		4.3 to 6.7	26,798	41,628
			176,889	147,695
Current portion included in current liabilities			(79,195)	(88,712)
Noncurrent liabilities			97,694	58,983

The long-term installments have the following payment schedule:

Maturity:	Consolidated
2007	85,330
2008	5,705
2009	3,859
2010 onwards	2,800
	97,694

The loans and financing are secured by property, plant and equipment assets in the amount of R$9,831 (R$5,606 as of December 31, 2004) and real estate mortgages in the amount of R$4,698 (R$4,846 as of December 31, 2004), and guarantees mentioned in Note 7.

DECEMBER 31, 2005 AND 2004 (IN THOUSANDS OF REAIS)

13. DEBENTURES

The Company, in accordance with clause 12 – Redemption in advance – of the indenture of the 4th issue of debentures, exercised its right to redemption in advance of the total outstanding debentures on January 7, 2005, through payment through the Clearing House for the Custody and Financial Settlement of Securities (CETIP), of the nominal balance, plus interest foreseen in the indenture, calculated on a pro rata basis since the date of the last payment of interest up to the date of the redemption, in the amount of R$28,214.

14. REFIS

The subsidiary Maxion Sistemas Automotivos Ltda. joined to REFIS in order to settle tax debts through a special payment and installment program for tax and social security liabilities. The financing program corresponded to 1.2% of billing and was ended in 2005.

The change in the amounts due to REFIS is shown as follows:

	Consolidated
Balance at December 31, 2003	16,289
Monetary variation	1,029
Payments	(6,058)
Balance at December 31, 2004	11,260
Monetary variation	1,165
Payments	(12,425)
Balance at December 31, 2005	-

15. PROVISION FOR CONTINGENCIES

The Company and its subsidiaries are parties to judicial and administrative proceedings in various courts and government agencies, arising from the normal course of operations, involving tax, labor, civil and other issues.

Based on information from its legal advisors, an analysis of the pending legal proceedings, and previous experience with regards to amounts claimed, management recorded provisions for amounts considered sufficient to cover possible losses from the current actions, as follows:

	Consolidated		Parent Company	
	2005	2004	2005	2004
Civil	517	517	-	-
Labor	5,482	3,552	750	150
Tax				
Federal	51,552	46,667	9,977	9,459
State	1,423	889	61	57
Others	1,252	166	-	-
	60,226	51,791	10,788	9,666
Current liabilities	(13,360)	(13,759)	(10,480)	(9,358)
Noncurrent liabilities	46,866	38,032	308	308

We present below a brief description of the legal proceedings, according to their nature, in which the Company and its subsidiaries are parties.

DECEMBER 31, 2005 AND 2004 (IN THOUSANDS OF REAIS)

Proceedings of a labor nature

At December 31, 2005, the Company and its subsidiaries were parties to legal proceedings related to labor issues, assessed by their legal counsel as being a probable or possible risk in the approximate amount of R$12,211, where R$5,482 that is considered as a probable risk is provisioned for. The main themes addressed in these labor proceedings are overtime, additional allowances for dangerous work and health hazards, wage parity, severance pay, and fines related to the Government Severance Indemnity Fund (FGTS) referring to the Summer and Collor Plans, amongst others.

Proceedings of a civil nature

At December 31, 2005, the Company and its subsidiaries were parties to legal proceedings related to civil issues, assessed by their legal counsel as being a probable or possible risk in the approximate amount of R$7,297, where R$517 that is considered as a probable risk is provisioned for.

Proceedings of a tax nature

At December 31, 2005, the Company and its subsidiaries were parties to legal and administrative proceedings related to tax issues, assessed by their legal counsel as being a probable or possible risk in the approximate amount of R$61,127, where R$54,227 that is considered as a probable risk is provisioned for.

The tax contingencies are related mainly to administrative pleadings concerning the IPI credit premium and litigation concerning the calculation basis of PIS/COFINS (Law 9,718/98), as follows:

- IPI credit premium in the amount of R$32,878: Based on the decisions of the Superior Court of Justice, which confirmed the understanding of Decree Law 1,894/81, maintaining in force the benefit of credit premium, in 2002 the subsidiaries Maxion Componentes Estruturais Ltda. and Amsted Maxion Fundição e Equipamentos Ferroviários S.A. began to calculate the credit from this tax and filed administrative requests for reimbursement and, subsequently, for offsetting of these credits against other federal taxes. A provision was recorded in the event of obtaining an administrative decision that was contrary to compensation;
- Calculation basis of PIS/COFINS in the amount of R$15,060: In June 1999, the Company filed legal proceedings challenging the demandability of PIS and COFINS, in conformity with the amendment to Law 9,718/98 (broadening of the calculation basis of these taxes to all revenues), and ceased to pay the abovementioned contributions in the period from June 1999 to October 2003. On November 9, 2005 the broadening of the calculation basis was considered unconstitutional. With respect to the provision for COFINS, the Parent Company has already obtained a favorable decision in the final jurisdiction in the amount of R$8,608; however, the Company will maintain the total provision until the final, unappeasable judgment of all its actions.

There are other proceedings assessed by its legal counsel as being of remote risk with no sufficiently secure measured amounts, for which no provision was recorded considering that accounting practices adopted in Brazil do not require them to be entered in the accounting or to be disclosed.

DECEMBER 31, 2005 AND 2004 (IN THOUSANDS OF REAIS)

16. INCOME AND SOCIAL CONTRIBUTION TAXES

a. Deferred

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their carrying values.

In accordance with CVM Instruction No. 371, of June 27, 2002, the Company, based on its expectations of generating future taxable income, determined by a technical valuation approved by management, recognized tax credits on income tax loss carryforwards and the negative bases of social contribution tax. There is no statutory limitation period, and they can be offset against a maximum of 30% of annual taxable income. The carrying value of the deferred tax assets is reviewed annually, and no adjustments arose as a result of this process at year-end.

The origin of deferred income and social contribution taxes is presented below:

	Consolidated	
	2005	2004
Temporary differences		
Tax contingency	14,126	12,734
Labor contingency	1,062	995
Allowance for doubtful accounts	1,174	768
Remuneration profit sharing	1,809	-
Others	3,633	2,035
	21,804	16,532
Tax losses	21,090	28,323
Negative basis of social contribution	1,934	5,355
	44,828	50,210
Current assets	(12,475)	(10,120)
Noncurrent assets	32,353	40,090

Management understands that tax credits on temporary differences will be realized in accordance with the resolution of the contingencies, which is beyond the control of the Company and its subsidiaries.

Based on the projections for future taxable income, prepared in accordance with CVM Instruction No. 371, the Company and its subsidiaries expect to offset the tax credits in the next few years:

The projections of realization of consolidated deferred tax assets are as follows:

2006	12,475
2007	10,549
	23,024
Deferred credits on temporary differences	21,804
	44,828

DECEMBER 31, 2005 AND 2004 (IN THOUSANDS OF REAIS)

The expected recoverability of the tax credits is based on the projections of future taxable income taking into consideration various business and financial assumptions at year-end. Accordingly, these estimates may differ from the effective taxable income in the future due to the inherent uncertainties involving these estimates.

The Company has tax loss carry-forwards in the amount of R$206.327 (2004 – R$201,275), negative basis for social contribution taxes in the amount of R$219,247 (2004 – R$207,217), with no statutory limitation period, and temporary differences in the amount of R$11,603 (2004 – R$12,067).

Income tax losses and the negative basis for social contribution tax may be offset against a maximum of 30% of annual taxable income.

The Company has no income and social contribution tax assets since it is a holding company and generates no taxable income.

b. Reconciliation with net income

The reconciliation between the tax expense as calculated by the combined statutory rates and the income and social contribution tax expense charged to net income is presented below:

	Consolidated		Parent Company	
	2005	2004	2005	2004
Net income before tax	120,215	73,566	72,131	74,426
Combined statutory rates – %	34	34	34	34
Income and social contribution taxes calculated at the statutory rates	(40,873)	(25,012)	(24,525)	(25,305)
Equity interest in subsidiaries	-	-	29,413	29,092
Amortization of goodwill	-	(504)	-	(504)
Nondeductible expenses	(8)	(203)	(44)	(144)
Unrecognized tax assets on temporary differences	(1,692)	(730)	198	(133)
Exchange variation on foreign investments	(1,975)	(1,353)	-	-
Interest on shareholders' equity	-	-	(581)	(2,211)
Unrecognized tax assets on tax loss carry-forward	(5,841)	(3,779)	(4,461)	(795)
Recognition of tax assets on temporary differences and offset of losses carry-forward	7,747	16,279	-	-
Income and social contribution tax expenses	(42,642)	(15,304)	-	-

17. SHAREHOLDERS' EQUITY (PARENT COMPANY)

a. Capital

According to the General Extraordinary Meeting held on March 21, 2005, the grouping of the Company's shares, based on article 12 of Law 6,404, as of December 15, 1976, assigning a new share, for each group of 50 shares, was approved.

As a result of the aforementioned authorized grouping, article 5 and the heading of article 6 of the Company's by-laws now have the following wording:

"Article 5 – The capital is represented by 53,232,304 shares, of which 18,428,597 are common and 34,803,707 are preferred shares, with no nominal value."

"Article 6 – The Company is authorized to increase the capital, independently of statutory reform, up to the limit of more than 6,000,000 shares, of which 2,000,000 are common and 4,000,000 are preferred shares."

Within the authorized capital limits, issues will be made after deliberation by the Board of Directors, which will determine the number of shares issued subscription terms and conditions, as well as other forms and procedures for each issue.

DECEMBER 31, 2005 AND 2004 (IN THOUSANDS OF REAIS)

b. Statutory reserve for investments and working capital

The purpose of this reserve is to ensure investments in permanent assets and resources for increasing working capital, including amortization of Company debts, as well as the capitalization and financing of subsidiary and associated companies. It is formed with an annual appropriation of a minimum of 10% up to a maximum of 58% of net income, and the maximum amount of this reserve together with the legal reserve cannot exceed capital.

c. Share rights

Each common registered share has the right to one vote at shareholders' meetings. Preferred shares are non-voting, but have priority in the return of their proportion of capital, without premium, in the event of liquidation of the Company.

Preferred shares have the right to participate in profit distributions 10% higher than the common shares as well as in capital increases arising from capitalization of reserves and retained earnings, under the same conditions as the common shares.

d. Dividends

Net income for the year calculated in accordance with the article 191 of Law 6,404/76 is appropriated as follows: (i) 5% to the legal reserve which may not exceed 20% of capital, (ii) 37% for distribution as the obligatory dividend and (iii) the remaining amount, which was not appropriated to the statutory reserve for investments and working capital or retained as prescribed in the capital budget approved at shareholders' meeting, is to be distributed as a supplementary dividend to shareholders.

e. Earnings per share

As a result of the grouping of shares approved in the Extraordinary General Meeting held on March 21, 2005, the adjusted income per share is R$0.955 (R$19.096 in 2004 considering the 2,661,615 shares existing at December 31, 2004).

f. Destination of net income

The proposed dividend recorded in the financial statements, which is pending approval at the next shareholders' meeting, is presented as follows:

	2005
Net income for the year	72,131
Legal reserve (5%)	(3,607)
Proposed dividend – (39.42 %)	(28,433)
Common shares (R$0.501355109 per share)	9,239
Preferred shares (R$0.551490620 per share)	19,194
Statutory reserve and working capital (55.58%)	(40,091)

DECEMBER 31, 2005 AND 2004 (IN THOUSANDS OF REAIS)

18. NON-OPERATING RESULT

	Consolidated		Parent Company	
	2005	2004	2005	2004
Losses from discontinuing business	(8,721)	(8,036)	(2,841)	(9,540)
Effect of corporate	-	(4,354)	-	275
Redemption of quotas in subsidiary	(11,434)	(6,390)	-	-
Others	(117)	(1,790)	(59)	(385)
	(20,272)	(20,570)	(2,900)	(9,650)

The amount of R$11,434 (R$6,390 in 2004) recorded in the consolidated statements refers to the redemption of quotas of the subsidiary Maxion Sistemas Automotivos Ltda. (new corporate name of Maxion Componentes Automotivos S.A.) as determined in the articles of association of the subsidiary. The subsidiary has the option of continuing to redeem the balance of 70,017 quotas each month until May 2007 at the unit value of R$202.37 corrected by the General Price Index (IGP-M) since December 2003 until the date of each redemption.

19. FINANCIAL INSTRUMENTS

The Company and its subsidiaries, through a conservative policy, manage their exchange exposure by obtaining US Dollar indexed assets and swap contracts for amounts equivalent to its liabilities indexed to the US Dollar, represented, at December 31, 2005 and 2004, mainly by advances on exchange contract operations and accounts payable to foreign suppliers.

Credits and debits with related parties refer, substantially, to regular intercompany commercial operations, unrelated to financings obtained in the market.

The balance of the other financial instrument assets and liabilities reflected in the December 31, 2005 financial statements was determined in accordance with the criteria and accounting practices disclosed in specific notes. Most of these instruments are short term, and their book values approximate their market values.

20. SUPPLEMENTARY PENSION PLAN

Since August 1, 2004, the subsidiary Maxion Sistemas Automotivos Ltda. has been participating in Bradesco Previdência e Seguros S.A. – Sociedade de Previdência Privada, which offers complementary retirement, gratuity and sickness allowance plans. The retirement plan is a defined contribution plan, which uses the financial capitalization regime for the actuarial calculation of the reserves. At December 31, 2005, there were 3,172 employees (3,074 employees at December 31, 2004) participating in this plan. The Company made total contributions in the amount of R$1,069 (R$403 at December 31, 2004).

21. INSURANCE COVERAGE

The Company has insurance policies taken out with the main insurance companies in Brazil, which were determined in accordance with the orientation of experts, and take into consideration the nature and the level of risk involved. The main insurance coverage is as follows:

	Risk Covered	2005	2004
Inventories and warehouse	*Fire and theft*	46,875	33,701
Buildings and contents (own)	Fire	193,690	172,140
Buildings and contents (third parties)	Fire	-	1,400
Vehicles	Collision, civil liability	3,100	2,797
Civil liability		21,500	37,565
Transportation of materials	Robbery and burglary	1,225	5,523
Other		3,987	2,407
		270,377	255,533

BOARD OF DIRECTORS

Dan Ioschpe
President

Armando Ulbricht Júnior
Director

Marcos Luchese
Director

Oscar A. F. Becker
Investor Relations Director

Roque Bitdinger
Accountant
CRC: 1RS022968/O-1 'S' SP

2005 Complete Financial Statements;

KPMG

Iochpe-Maxion S.A. and subsidiaries
(Publicly-held company)

Financial statements
December 31, 2005 and 2004

(A translation of the original report in Portuguese as published in Brazil containing financial statements prepared in accordance with accounting practices adopted in Brazil)

KPMG

Iochpe-Maxion S.A. and subsidiaries

Publicly-held company

Financial statements

December 31, 2005 and 2004

Contents

Management report

Iochpe-Maxion presented a net income of R$72.1 million (earnings per share of R$1.355), a 41.9% increase over the R$50.8 million (earnings per share of R$0.955 after a pro-forma adjustment following the 2005 share reverse split) result of the previous year. The highlight was the growth in net operating revenues, the result of rising exports of railway equipment and industrial castings to the US market, higher domestic demand for railway equipment, and greater production of commercial vehicles in Brazil, driven mainly by automakers' exports. It is worth mentioning the appreciation of the local currency (R$) that curbed profitability on exports, and reduced the company's gross margin in relation to 2004.

Consolidated net operating revenues reached R$1,494.0 million, a 36.0% rise over the previous year. Gross profit totaled R$288.7 million, a 26.9% increase; earnings before interest and taxes (EBIT) amounted to R$177.6 million, a 40.2% increase; and earnings before interest, taxes, depreciation and amortization (EBITDA) amounted to R$204.7 million, a 31.7% increase, always in relation to the previous year.

Domestic market

Automotive production in Brazil experienced growth in all its segments, especially because of rising export sales. The exception was the decrease on production of agriculture machinery, which reflected falling domestic demand for this segment. The table below reflects Brazilian production and export sales of vehicles for the periods shown.

Segment	In thousand units, except % variation					
	Brazilian production			Exports		
	2005	2004	Var (%)	2005	2004	Var (%)
Passenger cars	1,930.6	1,756.6	9.9%	606.1	497.3	21.9%
Utility vehicles	365.7	318.4	14.9%	155.5	114.0	36.5%
Trucks	116.1	107.0	8.5%	37.0	25.4	46.0%
Buses	35.2	28.7	22.6%	18.9	12.9	46.3%
Total vehicles	2,447.6	2,210.7	10.7%	817.6	649.6	25.9%
Agriculture machinery	52.9	69.4	(23.8%)	30.7	31.0	(1.0%)

Source: Anfavea

The railway industry enjoyed solid growth, driven in particular by rising demand for freight cars. The table below summarizes demand of the Brazilian railway market for the periods shown.

Segment	*2005*	*2004*	*Var (%)*
Freight cars (units)	7,270	5,642	28.9%
Railway castings (metric tons)	5,100	3,386	50.6%
Railway wheels (units)	48,231	41,595	16.0%

Source: Amsted Maxion estimates

Export markets

In 2005, exports amounted to US$96.0 million, or R$231.4 million, which represents an increase of 103.0% in dollar terms, and 60.6% in local currency (R$) terms, over the previous year. Main destinations of the consolidated exports, in Dollar amount, were: USA (46%), Latin America (25%), Canada/Mexico (11%), Africa and Middle East (11%), Europe (7%) and Asia-Pacific (1%). The above consolidated export figures can also be broken down according to products, as follows: railway equipment 53%, commercial vehicles wheels accounted for 37%, and chassis 10%.

Net operating revenues

The table below depicts net operating revenues (in million R$) according to company or division, in the domestic market and export markets, for the periods shown.

Company/division	*Market*	2005	2004	Var %
Maxion Sistemas Automotivos - Wheel and Chassis Division	Domestic	700.9	526.9	33.0%
	Export	108.4	99.5	8.9%
	Total	809.3	626.4	29.2%
Maxion Sistemas Automotivos - Automotive Components Division	Domestic	91.7	148.9	(38.4%)
	Export	0.6	0.6	-
	Total	92.3	149.5	(38.3%)
Amsted-Maxion Fundição e Equipamentos Ferroviários	Domestic	940.1	557.4	68.7%
	Export	244.8	88.1	177.9%
	Total	1,184.9	645.5	83.6%
(-) Consolidation adjustments: 50% of Amsted-Maxion Fundição e Equipamentos Ferroviários	Domestic	(470.1)	(278.7)	
	Export	(122.4)	(44.1)	
	Total	(592.5)	(322.8)	
Iochpe-Maxion - consolidated figures	Domestic	**1,262.6**	**954.5**	**32.3%**
	Export	**231.4**	**144.1**	**60.6%**
	Total	**1,494.0**	**1,098.6**	**36.0%**

Subsidiaries and joint ventures

Maxion Sistemas Automotivos Ltda. - Wheel and Chassis Division

The Wheel and Chassis Division, a supplier to the truck, bus, utility vehicle and agriculture machinery segments, presented net operating revenues of R$809.3 million in 2005, a 29.2% increase over 2004, and accounted for 54.2% of the company's consolidated net operating revenues. This growth was the result of rising domestic production of trucks, buses and utility vehicles (please see details in the "Domestic market" section).

Net operating revenues in the Chassis segment reached R$463.4 million, a growth of 42.5% over 2004; while the wheels segment had net sales of R$345.9 million, an increase of 14.8% over the previous year. Export sales reached US$44.9 million, accounting for 13.4% of this division's total net operating revenues, and represented a 39.4% increase over the previous year in dollar terms. The main export destination was the United States wheels market.

Maxion Sistemas Automotivos Ltda. - Automotive Components Division

In 2005, the Automotive Components Division, manufacturer of locks, latches, door handles, knobs, keys and cylinder sets, handbrake levers, hinges, pedal sets, among other products to passenger car applications, had net operating revenues of R$92.3 million, a 38.3% decrease from 2004 and accounted for 6.2% of the company's consolidated net operating revenue. This decrease follows the 2004 sale of assets of the window mechanism business. This business represented 50% of this division's net operating revenue in that year.

Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.

Amsted-Maxion Fundição e Equipamentos Ferroviários, a manufacturer of railway freight cars, railway wheels and railway and industrial castings, is a joint venture between Iochpe-Maxion and Amsted Industries, the leading manufacturer of railway wheels and railway castings in North America.

In 2005, achieved net operating revenues of R$ 1,184.9 million, an 83.6% growth over 2004. Such growth was driven by a higher demand for railway freight cars, which resulted in 6,455 units sold in 2005, against 4,225 in 2004. Another important factor was a 232% rise in export sales, in dollar terms, from US$ 30.1 million in 2004 to US$ 101.6 million. In terms of exports, the year's highlights were the sale of industrial and railway castings to ASF-Amsted and Caterpillar, both US based.

Amsted-Maxion's order book at 2005 year-end totaled 3,081 units, to be delivered throughout 2006, representing sales of nearly R$ 600 million.

Comparing 2005 and 2004 results

Net operating revenues

Consolidated net operating revenues reached R$1,494.0 million in 2005, a 36.0% increase over the R$1,098.6 million presented during the previous year. This performance was the result of rising exports of railway equipment and industrial castings, higher domestic demand for railway equipments, and greater Brazilian production of commercial vehicles, driven mainly by automakers' exports.

Cost of goods sold

In 2005, the cost of goods sold was R$ 1,205.4 million (80.7% of consolidated net operating revenues), a 38.4% increase over the R$ 871.1 million recorded during 2004 (79.3% of consolidated net operating revenues).

The main factor behind this growth was the increase in the volume of goods sold, and the corresponding increase in the amount of raw materials consumed.

Gross profit

In 2005, gross profit totaled R$288.7 million, a 26.9% increase over 2004, when the gross profit was R$227.5 million. The gross margin amounted to 19.3% in 2005, against 20.7% in 2004. This decrease in the margin is mainly the result of decreased margins in export sales, caused by the appreciation of the local currency (R$) against the US dollar (average exchange rate of R$ 2.43 to US$1.00 in 2005, compared to R$ 2.92 to US$ 1.00 in 2004).

Operating expenses

Operating expenses amounted to R$ 111.1 million in 2005 (7.4% of consolidated net operating revenues), a 10.2% increase over 2004, when operating expenses totaled R$ 100.8 million (9.2% of consolidated net operating revenues). The decrease in the ratio between operating expenses and consolidated net operating revenues is attributable mainly to the absorption of sales growth by the fixed expenses. The rise in operating expenses value results from the growth in sales and the consequent increase in selling expenses (freights, commissions and royalties), as well as wage increases following union collective agreements.

Other operating expenses amounted to R$ 2.4 million in 2005, against R$ 6.6 million in 2004, the result of additional provisions for tax litigation.

Earnings before interest and taxes (EBIT)

In 2005, EBIT totaled R$ 177.6 million (11.9% of consolidated net operating revenues), compared with R$ 126.7 million in the previous year (11.5% of consolidated net operating revenues). Please see explanations in the "Gross profit" and "Operating expenses" sections.

Net financial expenses

In 2005, net financial expenses totaled R$ 37.1 million, a 13.9% increase over 2004, when net financial expenses were R$ 32.6 million. This increase is the result of higher net bank debt, which went from R$ 101.9 million in December 2004 to R$ 124.9 million in December 2005 (please see the "Liquidity and indebtedness" section).

Non-operating result

In 2005, non-operating result were negative in the amount of R$ 20.3 million, against a negative R$ 20.6 million the previous year.

Income tax and social contribution

In 2005, income tax and social contribution totaled R$ 48.0 million, a 111.4% increase over 2004, when income tax and social contribution were R$ 22.7 million. Income tax and social contribution in 2004 were reduced by R$ 13.6 million, following the constitution of deferred income tax and the use of tax losses resulting from corporate and operational restructuring during the third quarter of that year.

Net earnings

In 2005, net earnings amounted to R$72.1 million, a 41.9% increase over the R$ 50.8 million net earnings the previous year.

Earnings before interest, taxes, depreciation, and amortization (EBITDA)

The table below shows the EBITDA breakdown (in R$ millions) for the periods shown.

	2005	2004	Var (%)
Net profit	72.1	50.8	41.9%
Income tax and social contribution	48.0	22.7	111.2%
Non-operating result	20.3	20.6	(1.4%)
Net financial expenses	37.1	32.6	13.9%
Depreciation and amortization	27.1	26.7	1.5%
Goodwill amortization	-	2.0	-
EBITDA	**204.7**	**155.5**	**31.7%**

In 2005, EBITDA reached R$ 204.7 million, a 31.7% rise over the R$ 155.5 million recorded in 2004. In 2005, the EBITDA margin was 13.7%, less than the 14.2% recorded in 2004, mainly due to reduced export margins (please see explanation in the "Gross profit" section).

Cash flow, liquidity and indebtedness

Cash flow

Operating activities

In 2005, cash generated from operating activities totaled R$6 1.0 million (against R$1 04.7 million in 2004). Such generation was impacted by rising working capital, the result of higher consolidated net operating revenues, especially from exports and from a reduction of R$ 24.4 million in customer cash advances, when compared to the previous year.

Investment activities

In 2005, cash used in investment activities amounted to R$ 84.0 million (against R$ 54.3 million in 2004). These funds were channeled mainly into the acquisition of new machinery, equipment and facilities designed to upgrade and expand production capacity. One highlight was the acquisition of the railway freight car assembly plant in Hortolândia, which was previously leased.

Financing activities

Cash generated from financing activities totaled R$ 1.1 million in 2005 (against R$1 0.9 million in 2004). Dividends amounted to R$ 16.1 million in 2005; no dividends were paid the year before. Amortization of principal and payment of interest on loans and debentures amounted to R$ 289.9 million in 2005, against R$ 222.7 million in 2004. In 2005, received new loans totaled R$ 305.2 million, against R$ 251.7 million in 2004.

Liquidity and indebtedness

Cash and marketable securities totaled R$ 52.0 million at 2005 year-end, all in the short term. Dollar-denominated cash and marketable securities accounted for approximately 8.8% of such amount.

Consolidated gross bank debt at the end of 2005 reached R$ 176.9 million, with R$ 79.2 million over the short term and R$ 97.7 million over the long term. The main denomination of this debt are the TJLP (long-term interest rate), accounting for 64% of total gross value, followed by the US dollar at 33% and IGPM (general inflation index) at 3%.

Net consolidated bank debt totaled R$ 124.9 million at 2005 year-end, against R$ 101.9 million the previous year (please see the "Cash flow" section for the reasons behind this growth). The ratio between this figure and EBITDA stood at 0.6x in 2005, the same as the 0.6x recorded in 2004. The net consolidated bank debt position at the end of 2005 was favorably impacted by R$ 32.6 million (compared to a favorable impact of R$ 43.0 million at the end of 2004), due to customers advances on railway freight car sales agreements to be delivered in 2006.

Capital Market

Corporate governance

In November 2005, Iochpe-Maxion joined the Level 1 of Bovespa's Differentiated Corporate Governance Practices. During the year, two new advisory committees to the Board of Directors were implemented: the Variable Compensation Committee and the Audit Committee. Iochpe-Maxion also established the Code of Ethics and the Whistle Blow Policy for Accounting Practices.

Stock trading

Iochpe-Maxion's non-voting shares closed the year at R$ 19.00, a 27.5% increase over the previous year, whereas voting shares raised 6.0% closing the year at R$ 12.98. During this same period, the IBR-X, the index of the 100 most traded stocks on Bovespa, increased by 37.3%. At 2005 year-end, Iochpe-Maxion's market capitalization totaled R$ 900.5 million; book value per share was R$ 4.32, and the ratio between the price of a non-voting share and net income per share stood at 14x.

In 2005, the average daily trading of Iochpe-Maxion shares on the São Paulo Stock Exchange (Bovespa: MYPK3 and MYPK4) was R$ 443.4 thousand (against R$ 416.2 thousand in 2004). The average daily number of trades was 18 (against 23 in 2004).

Dividends

Management proposed to the Iochpe-Maxion Shareholders General Meeting the distribution of dividends amounting to R$28.4 million (R$16.1 million in 2004), or R$0.501355109 per voting share and R$0.551490620 per non-voting share, a 3.86% and 2.90% yield, respectively, based on each share prices at the end of 2005. Iochpe-Maxion's bylaws foresee dividends of at least 37% of the net profit (less eventual accumulated losses from previous years), with each non-voting share receiving an additional 10% when compared to each voting share.

Secondary public offer

As a subsequent event, on 11 January 2006, there was the announcement to the market of a secondary public offer of non-voting shares issued by Iochpe-Maxion, offered by BNDESPAR, FPS and Fundo Sinergia, together with details on the offer and an estimated schedule.

CVM Instruction No. 381

In compliance with Instruction Nº 381 by CVM, the securities commission in Brazil, we inform that during 2005, Iochpe-Maxion and its subsidiaries hired services not related to independent audit (consults regarding the interpretation of tax and corporate law and training) in the consolidated amount of R$ 17 thousand, that represents 4.7% of the consolidated amount paid to independent audit services. Iochpe-Maxion in discussion with its independent auditors concluded that the aforesaid services did not affect the independence and objectivity of the latter due to the scope and procedures that were carried out. Iochpe-Maxion adopts as policy to attend the regulations which define the restrictions to the services of independent auditors.

Investor relations website

The Iochpe-Maxion investor relations website www.iochpe-maxion.com.br contains complete information about the company, including financial statements, presentations and releases.

Management

KPMG Auditores Independentes
R. Dr. Renato Paes de Barros, 33
04530-904 - São Paulo, SP - Brasil
Caixa Postal 2467
01060-970 - São Paulo, SP - Brasil

Central Tel 55 (11) 3067-3000
Fax Nacional 55 (11) 3079-3752
Internacional 55 (11) 3079-2916
Internet www.kpmg.com.br

Independent auditors' report

To
The Board of Directors and Shareholders
Iochpe-Maxion S.A.
São Paulo - SP

1. We have examined the accompanying balance sheets of Iochpe-Maxion S.A and the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2005 and 2004 and the related statements of income, changes in shareholders' equity and changes in financial position for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements. The financial statements of the subsidiary Iochpe Holdings, LLC as of December 31, 2005 and 2004, were audited by other independent auditors, and our opinion, insofar as it relates to the amount of this investment and the net income of this subsidiary, in the amounts of R$ 50,882 thousand (R$ 49,164 thousand in 2004) and R$ 7,879 thousand (R$ 4,128 thousand in 2004), respectively, is based solely on the unqualified reports of the other independent auditors, dated January 20, 2006 and January 24, 2005, respectively.

2. Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balance, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3. In our opinion and on the reports of the other independent auditors related to the subsidiary Iochpe Holdings, LLC, the aforementioned financial statements present fairly, in all material respects, the financial position of Iochpe-Maxion S.A and the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004, and the results of its operations, changes in its shareholders' equity and changes in its financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

4. Our examinations were performed with the objective of expressing an opinion on the financial statements taken as a whole, as of December 31, 2005 and 2004. The statements of cash flows and added value are supplementary to the aforementioned financial statements, and have been presented, voluntarily by the Company and its subsidiaries to users of the financial statements for possible additional analysis. This supplementary information was subject to the same audit procedures applied to the aforementioned financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.

January 27, 2006

KPMG Auditores Independentes
CRC 2SP014428/O-6

Adelino Dias Pinho
Accountant CRC 1SP097869/O-6

Iochpe-Maxion S.A. and subsidiaries

Publicly-held Company

Balance sheets

December 31, 2005 and 2004

(In thousands of Reais)

	Consolidated		Parent Company	
Assets	**2005**	**2004**	**2005**	**2004**
Current assets				
Cash and cash equivalents	51.962	73.926	19.695	14.812
Trade accounts receivable	151.733	122.538	-	-
Inventories	142.494	151.942	-	-
Interest on shareholders' equity and dividends receivable	-	-	19.366	13.584
Taxes recoverable	6.130	18.779	357	1.091
Deferred taxes	12.475	10.120	-	-
Prepaid expenses	1.962	1.679	-	-
Other accounts receivable	8.405	8.672	246	249
	375.161	387.656	39.564	29.736
Noncurrent assets				
Related parties	-	-	26.477	47.048
Trade accounts receivable	3.890	5.220	-	-
Taxes recoverable	21.361	12.945	940	918
Deferred taxes	32.353	40.090	-	-
Compulsory and judicial deposits	7.069	5.243	1.951	1.858
Other accounts receivable	2.741	3.810	-	-
	67.414	67.308	29.368	49.824
Permanent assets				
Investments	369	509	258.188	219.587
Property, plant and equipment	229.123	171.568	155	162
Deferred charges	2.864	4.171	-	-
	232.356	176.248	258.343	219.749
	674.931	631.212	327.275	299.309

	Consolidated		Parent Company	
Liabilities, minority interest and shareholders' equity	**2005**	**2004**	**2005**	**2004**
Current liabilities				
Financing and loans	79.195	88.712	-	-
Debentures	-	28.134	-	28.134
Accounts payable to suppliers	66.557	68.305	-	-
Taxes and contribution payable	3.891	13.268	69	38
Salaries and vacation payable	30.672	25.931	375	327
Related parties	-	-	53.113	50.263
Advances to customers	43.037	67.483	-	-
Proposed dividends	28.496	16.118	28.482	16.118
Tax recovery program (REFIS)	-	11.107	-	-
Provision for negative equity	-	-	3.389	6.880
Provision for contingencies	13.360	13.759	10.480	9.358
Other accounts payable	18.476	12.081	1.128	1.650
	283.672	314.898	97.056	112.768
Noncurrent liabilities				
Financing and loans	97.694	58.983	-	-
Tax recovery program (REFIS)	-	153	-	-
Provision for contingencies	46.866	38.032	308	308
Other accounts payable	16.586	2.746	-	-
	161.146	99.914	308	308
Minority interest	182	167	-	-
Shareholders' equity				
Capital	161.463	161.463	161.463	161.463
Profit reserves	68.468	24.770	68.468	24.770
	229.931	186.233	229.931	186.233
	674.931	631.212	327.275	299.309

See the accompanying notes to the financial statements.

Iochpe-Maxion S.A. and subsidiaries

Publicly-held Company

Statements of income

Years ended December 31, 2005 and 2004

(In thousands of Reais)

	Consolidated		Parent Company	
	2005	**2004**	**2005**	**2004**
Revenues				
Sales of goods and services rendered	1.814.386	1.315.664	-	-
Deductions				
Sales taxes	(294.428)	(198.168)	-	-
Returns and discounts	(25.929)	(18.899)	-	-
Net revenues	1.494.029	1.098.597	-	-
Cost of goods sold and services rendered	(1.205.374)	(871.084)	-	-
Gross profit	288.655	227.513	-	-
(Expenses) other operating income				
Sales	(65.452)	(55.339)	-	-
Administrative and general expenses	(41.312)	(35.256)	(5.926)	(5.514)
Management remuneration	(1.929)	(1.602)	(1.929)	(1.602)
Financial expenses	(40.734)	(39.938)	(6.038)	(11.354)
Financial income	3.616	7.360	2.372	7.530
Equity in income of subsidiaries	-	-	86.509	96.184
Amortization of goodwill	-	(2.016)	-	(2.016)
Other operating (expenses) income	(2.357)	(6.586)	43	848
	(148.168)	(133.377)	75.031	84.076
Operating income	140.487	94.136	75.031	84.076
Nonoperating result	(20.272)	(20.570)	(2.900)	(9.650)
Net income before income and social contribution taxes and minority interest	120.215	73.566	72.131	74.426
Income and social contribution taxes				
Current	(42.642)	(15.304)	-	-
Deffered	(5.382)	(7.412)	-	(23.600)
Net income before minority interest	72.191	50.850	72.131	50.826
Minority interest	(60)	(24)	-	-
Net income for the year	72.131	50.826	72.131	50.826
Net income per share (in 2004 adjusted pro forma to the reverse split occurred in 2005 - Note 17c) - R$			1,355	0,955
Number of shares at year-end			53.232.304	

See the accompanying notes to the financial statements.

Iochpe-Maxion S.A. and subsidiaries

Publicly-held Company

Statements of changes in shareholders' equity

Years ended December 31, 2005 and 2004

(In thousands of Reais)

Parent Company		Profit reserves			
	Capital	**Legal reserve**	**Statutory reserve for investments and working capital**	**(Accumulated losses)/ Retained earnings**	**Total**
Balances at January 1st, 2004	161,463	-	-	(9,938)	151,525
Net income for the year	-	-	-	50,826	50,826
Distributions:					
Legal reserve	-	2,044	-	(2,044)	-
Statutory reserve for investments and working capital	-	-	22,726	(22,726)	-
Proposed dividends (R$ 5.68 and R$ 6.25 per lot of thousand shares of common bearer stock and preferred bearer stock, respectively)	-	-	-	(16,118)	(16,118)
Balances at December 31, 2004	161,463	2,044	22,726	-	186,233
Net income for the year	-	-	-	72,131	72,131
Distributions:					
Legal reserve	-	3,607	-	(3,607)	-
Statutory reserve for investments and working capital	-	-	40,091	(40,091)	-
Proposed dividends (R$ 0.501355109 and R$ 0.551490620 per and preferred bearer stock, respectively)	-	-	-	(28,433)	(28,433)
Balances at December 31, 2005	161,463	5,651	62,817	-	229,931

See the accompanying notes to the financial statements.

Iochpe-Maxion S.A. and subsidiaries

Publicly-held Company

Statements of changes in financial position

Years ended December 31, 2005 and 2004

(In thousands of Reais)

	Consolidated		Parent Company	
	2005	**2004**	**2005**	**2004**
Source of funds				
Operations				
Net income for the year	72,131	50,826	72,131	50,826
Items not affecting working capital				
Depreciation and amortization	27,119	26,744	14	32
Residual cost on disposal of fixed assets	784	24,393	85	117
Deferred taxes - noncurrent	(4,909)	2,869	-	23,600
Equity in income of subsidiaries	-	-	(86,509)	(96,184)
Amortization of goodwill	-	2,016	-	2,016
Interest and monetary and exchange variation assets - noncurrent	(4,698)	262	(225)	(4,935)
Interest and monetary and exchange variation liabilities - noncurrent	3,362	13,775	-	636
Minority interest	15	8	-	-
Resources from (applied in) operations	93,804	120,893	(14,504)	(23,892)
From subsidiaries				
Interest on shareholders' equity and dividends received	-	-	24,966	16,678
Interest on shareholders' equity and dividends receivable	-	-	19,366	13,584
Receipt of goodwill	-	-	21,817	26,615
Transfer of net assets	-	-	(1,157)	7,879
Reduction of provision for negative equity	-	-	3,491	1,362
From third parties				
Increase in noncurrent assets				
Financing	104,769	103,509	-	-
Other accounts payable	25,045	12,292	-	-
Decrease in long-term receivables	24,431	9,957	90	6,644
	248,049	246,651	54,069	48,870
Application of funds				
Noncurrent assets				
Addition	14,930	10,871	69	919
Related parties	-	-	-	2,091
Permanent assets				
Property, plant and equipment	84.011	54,314	7	21
Deferred charges	-	810	-	-
Decrease in long-term libilities				
Transfer to current liabilities	71,217	111.823	-	25.547
Other	727	5.590	-	5.038
Proposed dividends	28,433	16.118	28,433	16.118
	199,318	199,526	28,509	49,734
Increase (decrease) in working capital	48,731	47,125	25,560	(864)
Changes in working capital				
Current assets				
At end of year	375,161	387,656	39,564	29,736
At beginning of year	387,656	187,397	29,736	10,708
	(12,495)	200,259	9,828	19,028
Current liabilities				
At end of year	283,672	344,898	97,036	112,768
At beginning of year	344,898	191,764	112,768	92,876
	(61,226)	153,134	(15,732)	19,892
	48,731	47,125	25,560	(864)

See the accompanying notes to the financial statements.

Iochpe-Maxion S.A. and subsidiaries

Publicly-held Company

Statements of cash flows - Indirect method

Years ended December 31, 2005 and 2004

(In thousands of Reais)

	Consolidated		Parent company	
	2005	**2004**	**2005**	**2004**
Cash flows from operating activities				
Net income for the year	72.131	50.826	72.131	50.826
Adjustments to reconcile net income to net cash operating activities				
Depreciation and amortization	27.119	26.744	14	32
Deferred taxes - Current and noncurrent assets	5.382	7.412	-	23.600
Amortization of goodwill	-	2.016	-	2.016
Residual cost on disposal of fixed assets	784	24.393	85	117
Equity in net income of subsidiaries	-	-	(86.509)	(96.184)
Interest on shareholders' equity and dividends from subsidiaries				
Received in current year	-	-	24.966	16.678
Receivable	-	-	19.366	13.584
Changes in assets and liabilities				
Increase in accounts receivable	(27.865)	(58.276)	-	-
Decrease (increase) in inventories	9.448	(75.420)	-	-
(Decrease) increase in accounts payable to suppliers	(1.748)	30.572	-	-
Decrease (increase) in other accounts receivable, taxes			15 511	
recoverable and remaining accounts	3.460	(11.297)	-	24.276
(Decrease) increase in other accounts payable, provisions and remaining accounts	(19.460)	98.335	(12.540)	(1.143)
(Decrease) increase in income and social contribution taxes	(8.264)	9.426	-	-
Net cash provided by operating activities	60.987	104.731	33.024	33.802
Cash flows from investiment activities				
Acquisition of property, plant and equipment	(84.011)	(54.314)	(7)	(21)
Net cash used in investment activities	(84.011)	(54.314)	(7)	(21)
Cash flows from financing activities				
Loans	305.241	251.679	-	-
Loans/debentures payments	(289.928)	(222.690)	(26.321)	(19.164)
Interest paid - loans/debentures	(14.253)	(18.133)	(1.813)	(4.550)
Net cash provided by (used in) financin activities	1.060	10.856	(28.134)	(23.714)
(Decrease) increase in cash and cash equivalents	(21.964)	61.273	4.883	10.067
At beginning of year	73.926	12.653	14.812	4.745
At end of year	51.962	73.926	19.695	14.812
(Decrease) increase in cash and cash equivalents	(21.964)	61.273	4.883	10.067

See the accompanying notes to the financial statements.

Iochpe-Maxion S.A. and subsidiaries

Publicly-held Company

Statements of added value

Years ended December 31, 2005 and 2004

(In thousands of Reais)

	Consolidated		Parent company	
	2005	**2004**	**2005**	**2004**
Income (expenses)				
Sales of goods and services rendered	1,814,386	1,315,664	-	-
Provision for doubtful accounts - (increase) reversal	(1,328)	2,777	-	-
Nonoperating result	(20,272)	(20,570)	(2,900)	(9,650)
	1,792,786	1,297,871	(2,900)	(9,650)
Inputs acquired from third parties (including ICMS and IPI Taxes)				
Raw materials consumed	1,066,512	606,190	-	-
Cost of goods sold and services rendered	148,599	177,160	-	-
Materials, power, third parties services and others	142,407	84,072	3,760	1,714
	1,357,518	867,422	3,760	1,714
Gross added value	435,268	430,449	(6,660)	(11,364)
Retentions				
Depreciation and amortization	(27,119)	(26,744)	(14)	(32)
Amortization of goodwill	-	(2,016)	-	(2,016)
(Reduced) added value (consumed by) produced by the Company and its subsidiaries	408,149	401,689	(6,674)	(13,412)
Transferred added value				
Equity in net income of subsidiaries	-	-	86,509	96,184
Financial income	3,616	7,360	2,372	7,530
	3,616	7,360	88,881	103,714
Total added value to be distributed	411,765	409,049	82,207	90,302
Distribution of added value				
Employees				
Payroll and related charges	177,543	151,893	2,944	2,512
Workers' participation	15,425	13,185	82	42
Taxes				
Federal	118,747	153,454	815	25,386
State	(17,955)	(7,781)	-	-
Municipal	277	4,004	13	8
Financiers				
Interest	40,734	39,938	6,038	11,354
Rental	4,854	3,530	184	174
Interest on shareholders' equity and dividends	28,442	16,118	28,433	16,118
Legal reserve	3,607	2,044	3,607	2,044
Statutory reserve for investment and working capital	40,091	22,726	40,091	22,726
Compensation of accumulated losses	-	9,938	-	9,938
	411,765	409,049	82,207	90,302

See the accompanying notes to the financial statements.

Iochpe-Maxion S.A. and subsidiaries

Publicly-held Company

Notes to the financial statements

December 31, 2005 and 2004

(In thousands of Reais)

1 Operations

The company is located in São Paulo and its main activity is to invest in companies which manufacture and sell components for road and railway vehicles, industrial castings and spare parts.

Its industrial complex is composed of 5 factories in Brazil. Three of them are involved in the railway equipment sector and two in the automotive sector. They are described briefly, below:

Railway equipment factories: Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. operates through three divisions: Cruzeiro-SP division - involved with the production of industrial and railway castings, railway wheels and railway cargo wagons; Osasco-SP division - production of industrial and railway castings; and Hortolândia-SP division - production of railway cargo wagons.

Automotive component factories: Maxion Sistemas Automotivos Ltda. operates through two divisions: the wheels and chassis division (Cruzeiro - SP) manufactures and commercializes complete chassis, crossbeams and heavy wheels; the automotive components division (Contagem - MG) manufactures and commercializes brake levers, pedal sets, jacks and other automotive components

In addition to the units described above, Iochpe-Maxion S.A. has nonoperating subsidiaries and subsidiaries abroad:

Maxion Componentes Estruturais Ltda.: A company which currently holds a portion of the shareholders interest in Maxion Sistemas Automotivos Ltda.

Maxion Structural Components USA, Inc.: A company with its head office in Miami, USA, the objective of which is to manage inventories and commercialize products of the wheels and chassis division for the North American and Mexican markets.

Iochpe Holdings LLC: A nonoperating company headquartered in Delaware, USA, which holds shareholders interest in Maxion Structural Components USA, Inc.

Tecob Cobranças, Representações e Comércio Ltda.: In June 2005 the operating activities were transferred to the branch of Maxion Sistemas Automotivos Ltda. in Porto Alegre - RS. After this date the company became idle.

Newbridge Strategic Partners: A nonoperating company headquartered in Cayman, BVI, which is idle since 2003.

2 Presentation of the financial statements

The individual and consolidated financial statements were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities Exchange Commission.

Description of significant accounting policies

a. Statement of Income

Income and expenses are recognized on the accrual basis.

Revenue from the sale of goods is recognized in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognized in the statement of income in proportion to the stage of completion of the service. Revenue is not recognized if there are significant uncertainties as to its realization.

b. Accounting estimatives

The preparation of the financial statements in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, inventories, deferred tax assets, provision for contingencies and valuation of financial instruments. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company and its subsidiaries reviews the estimates and assumptions at least quarterly.

c. Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling at the balance sheet date and the foreign exchange differences arising on translation are recognized in the statement of income. For the subsidiary located abroad, the assets and liabilities were translated into reais at the foreign exchange rate ruling at the balance sheet date.

d. Current and noncurrent assets

- **Interest earning bank deposits**

  Interest earning bank deposits are recorded at cost plus income accrued up to the balance sheet date.

- **Allowance for doubtful accounts**

  The allowance for doubtful accounts was calculated at an amount considered adequate by management to cover any losses arising on collection of accounts receivable.

- **Inventories**

  Inventories are stated at the lower of average cost or market value.

  The cost of inventories includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overhead based on normal operating capacity.

- **Other current and noncurrent assets**

  Presented at the net realizable amount.

(In thousands of Reais)

e. Permanent assets

- **Investments**

  Investments in subsidiaries were valued using the equity method.Other investments were valued at cost, less a provision for devaluation, when applicable.

- **Property, plant and equipment**

  Property, plant and equipment are recorded at the cost of acquisition, formation or construction. Depreciation is calculated using the straight-line method at rates, which take into account the estimated useful lives of the assets.

- **Deferred charges**

  Deferred charges are recorded at purchase and formation cost, less amortization, which is calculated by the straight-line method at rates that consider the useful life of the intangible assets. The deferred charges accounted for refer to expenditures mainly with development of new products.

f. Current and noncurrent liabilities

Stated at the known amounts or estimated, plus, when applicable, the corresponding charges and/or monetary and exchange variations incurred up to the balance sheet date.

g. Provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

(In thousands of Reais)

h. Income and social contribution taxes

The income and social contribution taxes, both current and deferred, are calculated based on the rates of 15% plus a surcharge of 10% on taxable income in excess of R$ 240 thousand for income tax and 9% on taxable income for social contribution on net income, and consider the offsetting of tax loss carryforward and negative basis of social contribution limited to 30% of the taxable income.

The deferred tax assets resulting from carryforward tax losses, negative basis of social contribution and temporary differences were recorded in accordance with CVM Instruction 371 of June 27, 2002, and consider past profitability and expectations of future taxable income, based on a technical viability study.

i. Statements of cash flows

The Company and its subsidiaries are presenting the statements of cash flows prepared in accordance with NPC 20 - Statement of Cash Flows, issued by IBRACON (Brazilian Institute of Independent Auditors).

j. Statements of added value

The Company and its subsidiaries are presenting the statements of added value, prepared in accordance with Circular-Notice/CVM/SNC/SEP/01/05, the aim of which is to demonstrate the value of the wealth generated by the Company and its subsidiaries and it distribution among the elements that contributed to its generation.

All the information presented has been obtained from the accounting records of the Company and its subsidiaries. Specific information contained in the traditional statement of income has been reclassified, due to the fact that, in the statement of added value it was considered as distribution of the added value generated.

(In thousands of Reais)

k. Reclassifications

The financial statements of the year ended December 31, 2004 were reclassified to enable better comparability with the current financial statements. The reclassified recorded refers to advance to suppliers in the amount of R$ 2.589 from other accounts receivable to inventories.

3 Consolidated financial statements

The accounting policies have been consistently applied in all the consolidated companies and are consistent with those used in the previous year.

The consolidated financial statements include the financial statements of Iochpe-Maxion S.A. and its subsidiaries, as listed below:

	Direct Ownership - %		Indirect Ownership - %	
	2005	**2004**	**2005**	**2004**
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.	50,.00	50.00	-	-
Maxion Sistemas Automotivos Ltda. (1)	6.17	6.17	93.72	93.72
Maxion Componentes Estruturais Ltda.	99.99	99.99	-	-
Maxion Structural Components USA, Inc.(2)	-	-	100.00	100.00
Iochpe Holdings, LLC	100.00	100.00	-	-
Tecob Cobranças, Representações e Comércio Ltda.	99.99	99.99	-	-
Newbridge Strategic Partners	100.00	100.00	-	-

(1) Consolidated by the Maxion Componentes Estruturais Ltda.
(2) These financial statements were consolidated by the subsidiary Iochpe Maxion, LLC

(In thousands of Reais)

Description of main consolidation procedures

a. Elimination of intercompany asset and liability account balances;

b. Elimination of investment in the capital, reserves and retained earnings of the subsidiaries;

c. Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions;

d. Identification of minority interests in the consolidated financial statements.

In accordance with CVM instruction No. 247/96, the proportional consolidation of the financial statements of the joint controlled subsidiary Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. is being prepared and presented due to the 50% ownership in this subsidiary. The main accounting group of assets and liabilities and the net income of this subsidiary are demonstrated as follows:

	Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.	
	2005	**2004**
Balance sheets		
Current assets	259,507	250,002
Noncurrent assets	54,888	35,207
Permanent assets	118,590	61,726
Total assets	432,985	346,935
Current liabilities	265,431	246,134
Noncurrent liabilities	105,569	64,152
Shareholders'equity	61,985	36,649
Total liabilities and shareholders' equity	432,985	346,935

(In thousands of Reais)

	Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.	
	2005	**2004**
Statements of income		
Net sales of goods	1,184,873	645,509
Cost of goods sold	(984,601)	(541,883)
Gross profit	200,272	103,626
Operating expenses	(100,745)	(56,725)
Nonoperating expenses	(190)	(21)
Income and social contribution taxes	(30,529)	(14,980)
Net income for the year	68,808	31,900

4 Cash and cash equivalents

	Consolidated		Parent company	
	2005	**2004**	**2005**	**2004**
Current:				
Cash and banks	28,471	31,466	270	95
Interest earning bank deposits	20,010	42,460	19,425	14,717
Cash in transit	3,481	-	-	-
	51,962	73,926	19,695	14,812

Interest earning bank deposits refer substantially to Fixed Income Funds, remunerated at rates which vary from 98% to 109% of the CDI

Cash in transit refers to payment orders in the amount of US$ 1,487 thousand made by Maxion Structural Components USA, Inc., on December 23, 2005, to Maxion Sistemas Automotivos

(In thousands of Reais)

Ltda. for the settlement of trade notes, which are pending exchange closing for translation into Reais.

5 Trade accounts receivable (consolidated)

	2005	**2004**
Current:		
Domestic customers	107,720	108,174
Foreign customers	55,525	36,791
Discounted receivables	(9,041)	(20,089)
Allowance for doubtful accounts	(2,471)	(2,338)
	151,733	122,538
Noncurrent:		
Domestic customers	11,157	9,982
Foreign customers	-	2,097
Allowance for doubtful accounts	(7,267)	(6,859)
	3,890	5,220

6 Inventories (consolidated)

	2005	**2004**
Finished goods	50,697	40,909
Work in progress	5,847	10,667
Raw materials	78,209	86,533
Auxiliary and maintenance materials	2,588	6,148
Packaging and storeroom materials	2,208	2,889
Provision for slow moving inventories and loss of inventories	(2,345)	(407)
Advance to supply	4,404	2,589
Imports in transit	886	2,614
	142,494	151,942

Iochpe-Maxion S.A. and subsidiaries

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

7 Related party transactions

The main balances of assets and liabilities as of December 31, 2005, as well as the transactions that influenced the income for the year, related to operations with related parties, result from transactions between the Company and its subsidiaries, which were performed under normal market conditions for similar types of operations.

Iochpe-Maxion S.A. and subsidiaries

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	Direct subsidiaries								Indirect subsidiaries						Parent company	
	Maxion Componentes Estruturais Ltda.		Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.		Iochpe Holdings, LLC		Texas Cobrança, Representações e Comércio Ltda.		Maxion Sistemas Automotivos Ltda.		Maxion Structural Components USA, Inc.		Total			
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Assets																
Accounts receivable from acquisition of goods and services	-	-	-	-	-	-	-	-	12,331	8,769	363	2,064	12,694	10,833	-	-
Interest on shareholders' equity and dividends	13,694	9,469	-	-	-	-	-	-	-	-	-	-	13,694	9,469	19,366	13,551
Noncurrent assets (loan contracts)	-	-	-	-	53,113	50,263	-	-	3,132	-	-	-	[illegible]	[illegible]	[illegible]	[illegible]
Liabilities																
Suppliers	-	-	-	-	-	-	-	-	363	2,064	12,331	8,769	12,694	10,833	-	-
Interest on shareholders' equity and dividends	13,693	9,469	4,771	1,409	-	-	-	-	14,604	2,706	-	-	33,068	13,584	-	-
Obligations (loan contracts)	-	-	-	-	-	-	3,432	15,288	19,320	23,737	7,157	8,023	29,909	47,048	53,113	50,263
Provision for negative equity	-	-	-	-	-	-	3,389	6,880	-	-	-	-	3,389	6,880	3,389	6,880
Income																
Sale of goods	-	22,745	-	-	-	-	-	-	42,510	15,034	-	-	42,510	37,779	-	-
Purchases	-	-	-	-	-	-	-	-	-	-	42,396	37,330	42,396	37,330	-	-
Financial expenses	-	(3,499)	-	-	-	-	-	-	(954)	(1,879)	(82)	(93)	(1,036)	(5,471)	(4,727)	(3,566)
Financial income	-	-	-	-	8,796	6,690	-	-	-	-	-	-	8,796	6,690	1,036	5,471
Other nonoperating income (expenses)	-	-	-	-	-	-	2,568	919	895	-	-	-	3,463	919	(3,463)	(919)

(In thousands of Reais)

The balance of R$ 19,320 (R$ 23,737 at December 31, 2004) with Maxion Sistemas Automotivos Ltda. is composed as follows:

- R$ 2,874 (during 2005 the amount of R$ 21,817 was received and interest of R$ 954 was allocated referring to the balance of R$ 23,737 outstanding at December 31, 2004) of the purchase agreement for the commercial fund entered into in 1966, plus interest of 1.5% per month, renegotiated quarterly, with maturity on December 31, 2006;
- R$ 16,446 referring to the net total assets of the former agricultural machinery division, disposed of in prior years, with no maturity date, transferred in 2005 from Tecob Cobranças, Representações e Comércio Ltda. ("Tecob"). The services provided by Maxion Sistemas Automotivos Ltda. are authorized by a business mandate transferred from Tecob.

The balance of R$ 7.157 (R$ 8.023 as of December 31, 2004) with Maxion Structural Components USA, Inc refers to a loan that was used, principally, to pay supplies and repay bank loans. It is updated by exchange variation plus interest of 1.41% p.a., with maturity on February 1, 2006.

The balance of R$ 53.113 (R$ 50.263 as of December 31, 2004) with Iochpe Holdings, LLC refers to a loan that was used to pay debts of commercial papers, plus interest of 6% p.a., with maturity on February, 1, 2006.

On December 31, 2005 and 2004 the Company had the following guarantees related to loans, financing and advances from customers. On December 31, 2005 and 2004, the Company presented the following amounts of guarantees and sureties related to loans, financing and advances from customers:

	Sureties given	Guarantee Refis
Maxion Sistemas Automotivos Ltda.	76,068	
Amsted-Maxion Fundição e Equips. Ferroviários S.A.	(*) 33,198	-
Balances at December 31, 2005	109,266	-
Balances at December 31, 2004	177,016	16,017

(*) Of these totals, the performance guarantee related to the delivery of wagons by Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. is equivalent to R$ 5,580 (R$ 73,833 as of December 31, 2004).

(In thousands of Reais)

8 Tax recoverable (consolidated)

	2005	2004
Value added tax on sales and services (ICMS)	21,522	12,882
Excise tax (IPI)	2,339	2,858
Income tax (IRPJ)	943	10,536
Employees' profit participation program (PIS)	1,297	1,132
Tax for social security financing of social contribution (COFINS)	1,327	3,484
Others	63	832
	27,491	31,724
Current assets	(6,130)	(18,779)
Noncurrent assets	21,361	12,945

Notes to the financial statements

(In thousands of Reais)

9 Investments

a. Composition of balances

	Consolidated		Parent company	
	2005	2004	2005	2004
Equity in subsidiaries	-	-	257,944	219,258
Other investments	369	509	244	329
	369	509	258,188	219,587

b. Movement of balances in subsidiaries

	2005						2004
	Maxion Componentes Estruturais Ltda.	Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.	Maxion Sistemas Automotivos Ltda.	Iochpe Holdings, LLC	Tecob Cobranças, Representações e Comércio Ltda.	Total	Total
Balance at January 1	142,399	18,324	9,371	49,164	-	219,258	148,555
Equity in net income of subsidiaries	43,997	34,406	2,897	1,718	3,491	86,509	96,184
Dividends and interest on shareholders' equity received	(7,507)	(16,965)	(494)	-	-	(24,966)	(16,678)
Dividends and interest on shareholders' equity receivable	(13,694)	(4,771)	(901)	-	-	(19,366)	(13,584)
Amortization of income not realized	-	-	-	-	-	-	6,528
Loss from variation in the ownership percentage in subsidiaries	-	-	-	-	-	-	(385)
Transfer to provision for negative equity	-	-	-	-	(3,491)	(3,491)	(1,362)
Balance at December 31	165,195	30,924	10,873	50,882	-	257,944	219,258

Notes to the financial statements

(In thousands of Reais)

c. Information on the subsidiaries companies

	Maxion Componentes Estruturais Ltda.		Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.		Maxion Sistemas Automotivos Ltda.		Iochpe-Holdings, LLC (*)		Tecob Cobranças, Representações e Comércio Ltda.	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Capital	102,111	102,111	33,267	33,267	123,703	123,703	33,254	37,711	500	500
Quantity of shares or quotas owned (in lots of one thousand)										
- Common	-	-	921,430	921,430	-	-	1	1	-	-
- Preferred	-	-	1,788,565	1,788,565	-	-	-	-	-	-
- Quotas	102,111	102,111	-	-	7,636	7,636	-	-	500	500
Shareholders' equity	165,193	142,399	61,985	36,649	176,121	152,156	50,882	49,164	(3,389)	(6,880)
(-) Adjustment of unrealized profit on inventories	-	-	-	-	(398)	(349)	-	-	-	-
(=) Adjusted shareholders' equity	165,193	142,399	61,985	36,649	175,723	151,807	50,882	49,164	(3,389)	(6,880)
Interest in capital at the end of the year - %	99.99	99.99	50.00	50.00	6.17	6.17	100.00	100.00	99.99	99.99
Interest in shareholders' equity - %	71.84	76.46	13.48	9.84	4.72	5.03	22.13	26.40	-	-
Net income (loss) for the year	43,985	74,730	68,808	31,906	58,417	40,410	7,879	4,128	3,492	(3,145)

(*) These financial statement were audited by other independent auditors

Notes to the financial statements

(In thousands of Reais)

10 Property, plant and equipment

	Average rate of depreciation % a.a.	Consolidated				Parent company			
		2005			2004	2005			2004
		Cost	Depreciation	Net	Net	Cost	Depreciation	Net	Net
Buildings and improvements	4	88,961	(38,255)	50,706	33,954	-	-	-	-
Machinery and equipment	10	248,913	(156,555)	92,358	75,363	-	-	-	-
Patterns	10 to 33 (*)	19,879	(15,686)	4,193	6,456	-	-	-	-
Furniture and fixtures	10	6,064	(3,653)	2,411	3,022	747	(747)	-	-
Vehicles	20	1,141	(772)	369	256	-	-	-	-
Computer equipment	20	6,845	(4,638)	2,207	2,027	584	(533)	51	58
Others	10 and 20	10,575	(1,466)	9,109	892	104	-	104	104
Tools	20	27,247	(18,260)	8,987	11,061	-	-	-	-
Land		9,191	0	9,191	5,338	-	-	-	-
Construction in progress (**)		24,526	0	24,526	12,539	-	-	-	-
Spare parts of machinery		18,828	0	18,828	13,772	-	-	-	-
Advances to suppliers		6,238	0	6,238	6,888	-	-	-	-
		468,408	(239,285)	229,123	171,568	1,435	(1,280)	155	162

(*) Average rate of 23.2% in 2005 and 18.9% in 2004.

(**) Refers, basically, to the buildings in the amount of R$ 9,087 (R$ 4,546 in 2004), machinery and equipment of R$ 10,559 (R$ 6,459 in 2004) and other fixed assets of R$ 4,880 (R$ 1,534 in 2004).

Notes to financial statements

(In thousands of Reais)

11 Deferred charges (consolidated)

	2005	2004
Development of new products	7,199	7,171
Computerized systems	1,283	247
Expansion costs	252	266
	8,734	7,684
Accumulated amortization	(5,870)	(3,513)
	2,864	4,171

12 Loans and financing (consolidated)

	Index	Annual interest - %	2005	2004
Local currency:				
BNDES	TJLP	3,6 to 6,5	110,990	34,440
Working capital	CDI	1,5	-	45,012
FINAME	TJLP	5,0 to 9,0	9,299	5,835
PRO Industry and PROIM	IGPM	0 to 6,0	4,773	5,090
Foreign currency:				
ACC - US$ 5.925 (2004 - US$ 2.630)		2,78 to 5,0	13,870	6,980
Import US$ 4.767 (2004 - US$ 3.285)		3,375 to 5,9	11,159	8,710
Pre-Export US$ 11.448 (2004 - US$15.683)		4,3 to 6,7	26,798	41,628
			176,889	147,695
Current portion included in current liabilities			(79,195)	(88,712)
Noncurrent liabilities			97,694	58,983

The long-term installments have the following payment schedule:

	Consolidated
Maturity:	
2007	85,330
2008	5,705
2009	3,859
2010 onwards	2,800
	97,694

The loans and financing are secured by property, plant and equipment assets in the amount of R$ 9.831 (R$ 5.606 as of December 31, 2004) and real estate mortgages in the amount of R$ 4.698 (R$ 4.846 as of December 31, 2004, and guarantees mentioned in Note 7.

13 Debentures

The Company, in accordance with clause 12 - Redemption in advance - of the indenture of the 4th issue of debentures, exercised its right to redemption in advance of the total outstanding debentures on January 7, 2005, through payment through the Clearing House for the Custody and Financial Settlement of Securities (CETIP), of the nominal balance, plus interest foreseen in the indenture, calculated on a pro rata basis since the date of the last payment of interest up to the date of the redemption, in the amount of R$ 28,214.

14 REFIS

The subsidiary Maxion Sistemas Automotivos Ltda. joined to REFIS in order to settle tax debts through a special payment and installment program for tax and social security liabilities. The financing program corresponded to 1.2% of billing, and was ended in 2005.

Iochpe-Maxion S.A. and subsidiaries

Publicly-held Company

Notes to financial statements

(In thousands of Reais)

The change in the amounts due to REFIS is shown as follows:

	Consolidated
Balance at December 31, 2003	16,289
Monetary variation	1,029
Payments	(6,058)
Balance at December 31, 2004	11,260
Monetary variation	1,165
Payments	(12,425)
Balance at December 31, 2005	-

15 Provision for contingencies

The Company and its subsidiaries are parties to judicial and administrative proceedings in various courts and government agencies, arising from the normal course of operations, involving tax, labor, civil and other issues.

Based on information from its legal advisors, an analysis of the pending legal proceedings, and previous experience with regards to amounts claimed, management recorded provisions for amounts considered sufficient to cover possible losses from the current actions, as follows:

	Consolidated		Parent company	
	2005	2004	2005	2004
Civil	517	517	-	-
Labor	5,482	3,552	750	150
Tax				
Federal	51,552	46,667	9,977	9,459
State	1,423	889	61	57
Others	1,252	166	-	-
	60,226	51,791	10,788	9,666
Current liabilities	(13,360)	(13,759)	(10,480)	(9,358)
Noncurrent liabilities	46,866	38,032	308	308

(In thousands of Reais)

We present below a brief description of the legal proceedings, according to their nature, in which the Company and its subsidiaries are parties.

Proceedings of a labor nature

At December 31, 2005, the Company and its subsidiaries were parties to legal proceedings related to labor issues, assessed by their legal counsel as being a probable or possible risk in the approximate amount of R$ 12,211, where R$ 5,482 that is considered as a probable risk is provisioned for. The main themes addressed in these labor proceedings are overtime, additional allowances for dangerous work and health hazards, wage parity, severance pay, and fines related to the Government Severance Indemnity Fund (FGTS) referring to the Summer and Collor Plans, amongst others.

Proceedings of a civil nature

At December 31, 2005, the Company and its subsidiaries were parties to legal proceedings related to civil issues, assessed by their legal counsel as being a probable or possible risk in the approximate amount of R$ 7,297, where R$ 517 that is considered as a probable risk is provisioned for.

Proceedings of a tax nature

At December 31, 2005, the Company and its subsidiaries were parties to legal and administrative proceedings related to tax issues, assessed by their legal counsel as being a probable or possible risk in the approximate amount of R$ 61,127, where R$ 54,227 that is considered as a probable risk is provisioned for.

The tax contingencies are related mainly to administrative pleadings concerning the IPI credit premium and litigation concerning the calculation basis of PIS/COFINS (Law 9718/98), as follows:

- IPI credit premium in the amount of R$ 32,878: Based on the decisions of the Superior Court of Justice, which confirmed the understanding of Decree Law 1894/81, maintaining in force the benefit of credit premium, in 2002 the subsidiaries Maxion Componentes Estruturais Ltda. and Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. began to calculate the credit from this tax and filed administrative requests for reimbursement and, subsequently, for offsetting of these credits against other federal taxes. A provision was recorded in the event of obtaining an administrative decision that was contrary to compensation;

(In thousands of Reais)

- Calculation basis of PIS/COFINS in the amount of R$ 15,060: In June 1999, the Company filed legal proceedings challenging the demandability of PIS and COFINS, in conformity with the amendment to Law 9718/98 (broadening of the calculation basis of these taxes to all revenues), and ceased to pay the abovementioned contributions in the period from June 1999 to October 2003. On November 9, 2005 the broadening of the calculation basis was considered unconstitutional. With respect to the provision for COFINS, the Parent Company has already obtained a favorable decision in the final jurisdiction in the amount of R$ 8,608; however, the Company will maintain the total provision until the final, unappeasable judgment of all its actions.

There are other proceedings assessed by its legal counsel as being of remote risk with no sufficiently secure measured amounts, for which no provision was recorded considering that accounting practices adopted in Brazil do not require them to be entered in the accounting or to be disclosed.

16 Income and social contribution taxes

a. Deferred

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their carrying values.

In accordance with CVM Instruction 371, of June 27, 2002, the Company, based on its expectations of generating future taxable income, determined by a technical valuation approved by management, recognized tax credits on income tax loss carryforwards and the negative bases of social contribution tax. There is no statutory limitation period and they can be offset against a maximum of 30% of annual taxable income. The carrying value of the deferred tax assets is reviewed annually and no adjustments arose as a result of this process at year-end.

The origin of deferred income and social contribution taxes is presented below:

(In thousands of Reais)

	Consolidated	
	2005	**2004**
Temporary differences		
Tax contingency	14,126	12,734
Labor contingency	1,062	995
Allowance for doubtful accounts	1,174	768
Remuneration profit sharing	1,809	-
Others	3,633	2,035
	21,804	16,532
Tax losses	21,090	28,323
Negative basis of social contribution	1,934	5,355
	44,828	50,210
Current assets	(12,475)	(10,120)
Noncurrent assets	32,353	40,090

Management understands that tax credits on temporary differences will be realized in accordance with the resolution of the contingencies, which is beyond the control of the Company and its subsidiaries.

Based on the projections for future taxable income, prepared in accordance with CVM Instructions No. 371, the Company and its subsidiaries expect to offset the tax credits in the next few years:

(In thousands of Reais)

The projections of realization of consolidated deferred tax assets are as follows:

2006	12,475
2007	10,549
	23,024
Deferred credits on temporary differences	21,804
	44,828

The expected recoverability of the tax credits is based on the projections of future taxable income taking into consideration various business and financial assumptions at year-end. Accordingly, these estimates may differ from the effective taxable income in the future due to the inherent uncertainties involving these estimates.

The Company has tax loss carry-forwards in the amount of R$ 206,327 (2004 - R$ 201,275), negative basis for social contribution taxes in the amount of R$ 219,247 (2004 - 207,217), with no statutory limitation period, and temporary differences in the amount of R$ 11,603 (2004 - R$ 12,067).

Income tax losses and the negative basis for social contribution tax may be offset against a maximum of 30% of annual taxable income.

The Company has no income and social contribution tax assets since it is a holding company and generates no taxable income.

b. *Reconciliation with net income*

The reconciliation between the tax expense as calculated by the combined statutory rates and the income and social contribution tax expense charged to net income is presented below:

(In thousands of Reais)

	Consolidated		Parent company	
	2005	**2004**	**2005**	**2004**
Net income before tax	120,215	73,566	72,131	74,426
Combined statutory rates - %	34	34	34	34
Income and social contribution taxes Calculated at the statutory rates	(40,873)	(25,012)	(24,525)	(25,305)
Equity interest in subsidiaries	-	-	29,413	29,092
Amortization of goodwill	-	(504)	-	(504)
Nondeductible expenses	(8)	(203)	(44)	(144)
Unrecognized tax assets on temporary differences	(1,692)	(730)	198	(133)
Exchange variation on foreign investments	(1,975)	(1,355)	-	-
Interest on shareholders' equity	-	-	(581)	(2,211)
Unrecognized tax assets on tax loss carry-forward	(5,841)	(3,779)	(4,461)	(795)
Recognition of tax assets on temporary differences and Offset of losses carry-forward	7,747	16,279	-	-
Income and social contribution tax expenses	(42,642)	(15,304)	-	-

17 Shareholders'equity (Parent company)

a. Capital

According to the General Extraordinary Meeting held on March 21, 2005, the grouping of the Company's shares, based on article 12 of Law 6404, as of December 15, 1976, assigning a new share, for each group of 50 shares was approved.

As a result of the aforementioned authorized grouping, article 5 and the heading of article 6 of the Company's by-laws now have the following wording:
"Article 5 - The capital is represented by 53,232,304 shares, of which 18,428,597 are

(In thousands of Reais)

common and 34,803,707 are preferred shares, with no nominal value."

"Article 6 - The Company is authorized to increase the capital, independently of statutory reform, up to the limit of more than 6,000,000 shares, of which 2,000,000 are common and 4,000,000 are preferred shares".

Within the authorized capital limits, issues will be made after deliberation by the Board of Directors, which will determine the number of shares issued subscription terms and conditions, as well as other forms and procedures for each issue.

b. Statutory reserve for investments and working capital

The purpose of this reserve is to ensure investments in permanent assets and resources for increasing working capital, including amortization of Company debts, as well as the capitalization and financing of subsidiary and associated companies. It is formed with an annual appropriation of a minimum of 10% up to a maximum of 58% of net income, and the maximum amount of this reserve together with the legal reserve cannot exceed capital.

c. Share rights

Each common registered share has the right to one vote at shareholders' meetings. Preferred shares are non-voting, but have priority in the return of their proportion of capital, without premium, in the event of liquidation of the Company.

Preferred shares have the right to participate in profit distributions 10% higher than the common shares as well as in capital increases arising from capitalization of reserves and retained earnings, under the same conditions as the common shares.

(In thousands of Reais)

d. *Dividends*

Net income for the year calculated in accordance with the Art. 191 of Law 6404/76 is appropriated as follows: (i) 5% to the legal reserve which may not exceed 20% of capital, (ii) 37% for distribution as the obligatory dividend and (iii) the remaining amount, which was not appropriated to the statutory reserve for investments and working capital or retained as prescribed in the capital budget approved at shareholders' meeting is to be distributed as a supplementary dividend to shareholders.

e. *Earnings per share*

As a result of the grouping of shares approved in the Extraordinary General Meeting held on March 21, 2005, the adjusted income per share is R$ 0.955 (R$ 19.096 in 2004 considering the 2,661,615 shares existing at December 31, 2004).

f. *Destination of net income*

The proposed dividend recorded in the financial statements, which is pending approval at the next shareholders' meeting, is presented as follows:

	2005
Net income for the year	72,131
Legal reserve (5%)	(3,607)
Proposed dividend - (39.42 %)	(28,433)
Common shares (R$ 0,501355109 per share)	9,239
Preferred shares (R$ 0,551490620 per share)	19,194
Statutory reserve and working capital (55.58%)	(40,091)

(In thousands of Reais)

18 Non-operating result

	Consolidated		Parent company	
	2005	2004	2005	2004
Losses from discontinuing business	(8,721)	(8,036)	(2,841)	(9,540)
Effect of corporate	-	(4,354)	-	275
Redemption of quotas in subsidiary	(11,434)	(6,390)	-	-
Others	(117)	(1,790)	(59)	(385)
	(20,272)	(20,570)	(2,900)	(9,650)

The amount of R$ 11,434 (R$ 6,390 in 2004) recorded in the consolidated statements refers to the redemption of quotas of the subsidiary Maxion Sistemas Automotivos Ltda. (new corporate name of Maxion Componentes Automotivos S.A.) as determined in the articles of association of the subsidiary. The subsidiary has the option of continuing to redeem the balance of 70,017 quotas each month until May 2007 at the unit value of R$ 202.37 corrected by the General Price Index (IGP-M) since December 2003 until the date of each redemption.

19 Financial instruments

The Company and its subsidiaries, through a conservative policy, manage their exchange exposure by obtaining U.S. dollar indexed assets and swap contracts for amounts equivalent to its liabilities indexed to the U.S. dollar, represented, at December 31, 2005 and 2004, mainly by advances on exchange contract operations and accounts payable to foreign suppliers.

Credits and debits with related parties refer, substantially, to regular intercompany commercial operations, unrelated to financings obtained in the market.

The balance of the other financial instrument assets and liabilities reflected in the December 31, 2005 financial statements was determined in accordance with the criteria and accounting practices disclosed in specific notes. Most of these instruments are short term and their book values approximate their market values.

Notes to financial statements

(In thousands of Reais)

20 Supplementary pension plan

Since August 1, 2004, the subsidiary Maxion Sistemas Automotivos Ltda. has been participating in Bradesco Previdência e Seguros S.A. - Sociedade de Previdência Privada, which offers complementary retirement, gratuity and sickness allowance plans. The retirement plan is a defined contribution plan, which uses the financial capitalization regime for the actuarial calculation of the reserves. At December 31, 2005, there were 3,172 employees (3,074 employees at December 31, 2004) participating in this plan. The Company made total contributions in the amount of R$ 1,069 (R$ 403 at December 31, 2004).

21 Insurance coverage

The Company has insurance policies taken out with the main insurance companies in Brazil, which were determined in accordance with the orientation of experts, and take into consideration the nature and the level of risk involved. The main insurance coverage is as follows:

	Risk covered	2005	2004
Inventories and warehouse	Fire and theft	46,875	33,701
Buildings and contents (own)	Fire	193,690	172,140
Buildings and contents (third parties)	Fire	-	1,400
Vehicles	Collision, civil liability	3,100	2,797
Civil liability		21,500	37,565
Transportation of materials	Robbery and burglary	1,225	5,523
Other		3,987	2,407
		270,377	255,533

Board of Directors

Dan Ioschpe
President

Armando Ulbricht Júnior
Director

Marcos Luchese
Director

Oscar A. F. Becker
Investor Relations Director

Roque Bitdinger
Accountant
CRC: 1RS022968/O-1 'S' SP